As filed with the Securities and Exchange Commission on November 13, 2023

1933 Act File No. 333-235545

1940 Act File No. 811-23501

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM N-2

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REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
Pre-Effective Amendment No. ___ ☐
Post-Effective Amendment No. 2 ☒

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
Amendment No. 13 ☒

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ALTI Private Equity Access and Commitments Fund

Exact Name of Registrant as Specified in Declaration of Trust

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110 East 40th Street, Suite 803
New York, NY 10016
(Address of Principal Executive Offices)

Tel: (347) 644-2066
(Registrant’s Telephone Number, Including Area Code)

Joseph Bonvouloir
Chief Executive Officer
ALTI LLC
110 East 40th Street, Suite 803
New York, NY 10016
(Name and Address of Agent for Service)

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Copies to:
Anna T. Pinedo, Esq.
Brian Hirshberg, Esq.
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Tel: (212) 506-2275

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APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE DATE ON WHICH THIS REGISTRATION STATEMENT BECOMES EFFECTIVE

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

November 13, 2023

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

ALTI Private Equity Access and Commitments Fund

Shares

This prospectus describes the ALTI Private Equity Access and Commitments Fund, a newly organized Delaware statutory trust (the “Fund”), registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company.

This Prospectus concerns the offering of three separate classes of Shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”), Class D (“Class D Shares”) and Class I (“Class I Shares”) on a continuous basis at the net asset value per Share plus any applicable sales loads. The Fund has registered under the Securities Act of 1933, as amended, 10 million Shares for sale under the registration statement to which this prospectus relates. Shares will be sold only to Eligible Investors (as defined herein). The Fund and the Adviser have obtained an exemptive order from the SEC that permits the Fund to offer more than one class of Shares.

The Fund’s investment adviser is ALTI, LLC, a registered investment adviser (the “Adviser”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Numeric Investors LLC will serve as the Fund’s investment sub-adviser (the “Sub-Adviser”) pursuant to a sub-advisory agreement between the Sub-Adviser and the Adviser on behalf of the Fund. In addition to direct investments into private equity opportunities, the Fund expects to have direct access to large-cap private equity co-investment opportunities, various mid-cap co-investment opportunities and continuation vehicles through its relationship with various private equity general partnerships (“GPs”) and limited partners (“LPs”) of private equity funds (collectively referred to as “Private Equity Investors”). The Private Equity Investors are expected to present ALTI with access to various direct private equity investment opportunities on behalf of the Fund, subject to the approval and oversight of the Adviser based on the Adviser’s investment criteria and standards. Co-investments and continuation vehicles are direct investments into companies alongside private equity firms. The Adviser anticipates being able to source these opportunities from general partners who are seeking additional sources of capital for certain deals. The Adviser also anticipates that many limited partners in a General Partner’s private equity fund are entitled to many direct co-investment opportunities in operating companies that a General Partner may acquire, and that these limited partners may present these opportunities to the Fund. The Private Equity Investors are not providing advice to the Fund. They will only provide the Adviser with available investment opportunities for the Adviser to evaluate on behalf of the Fund.

The Fund’s investment objective is to seek long-term capital appreciation by investing in and/or making capital commitments to direct private equity and through co-investments in operating companies (“Private Equity Investments”). The Fund seeks to generate a return profile that is similar to the U.S. buyout segment of the private equity market while mitigating, whenever possible, many of the traditional issues encountered by private equity fund of funds structures. Specific issues are multiple layers of high fees, J-curve issues (J-Curve refers to the historic tendency for private equity funds to deliver negative returns in early years and investment gains in the outlying years as underlying portfolio companies mature. Negative returns are created through management fees on capital that has not yet been deployed, a multi-year deployment period, and a historic tendency for private equity managers to conservatively value new investments until they are mature. Since the Fund will be utilizing the underlying private equity manager’s valuations as the basis for its own valuations, the Fund’s approach can contribute to negative returns in the early years of the Fund), dilution risk from continuous reinvestment, liquidity concerns for underlying investors in an illiquid fund with no target liquidation, and cash drag. These risks as well as others are explained in greater detail within this document and the Statement of Additional Information for the Fund.

In pursuing its investment objective, the Fund expects to initially allocate significant assets to the Sub-Adviser and/or money market instruments. Allocations and investment choices are at the sole discretion of the Adviser. The Sub-Adviser may be responsible for investing any cash in the Fund’s portfolio not otherwise directly invested in Private Equity Investments as determined by the Adviser. The Sub-Adviser will manage the allocated amounts in a mixture of cash, cash-equivalents and publicly traded equity securities that will seek to provide a return profile similar to the U.S. buyout segment of the private equity market. During this initial ramp-up period, the Fund will seek to identify appropriate Private Equity Investments to purchase. As such, the Fund’s allocation to the Sub-Adviser and/or money market instruments are expected to decrease as the Fund consummates and/or making capital commitments to Private Equity Investments. Following the initial allocation to the Sub-Adviser, the Fund’s expected target allocation is at least 80% of its assets to Private Equity Investments through direct investments and/or making capital commitments as well as through Private Equity Investors and maintain approximately 20% of its assets with the Sub-Adviser or in money market instruments.

Following the liquidation of each Private Equity Investment, the Fund expects to make reasonable distributions to shareholders with the net return (after distribution of any applicable performance fees which we refer to as “carried interest”, which can range from10% to 20% of profits) from such investment. The Adviser may need to retain some of the distributions to ensure adequate cash flow for fees, expenses, redemptions or other liabilities of the Fund. Any retained amount will be subject to approval by the Fund’s Board of Trustees (the “Board”). In the event that certain private equity investments are exited before the Fund is closed for new investors, the board will vote on whether or not to reinvest the proceeds. The timing of these distributions will be made in accordance with Internal Revenue Service (“IRS”) regulations. The Fund’s target term is between eight and ten years depending upon the timeline needed to wind down and liquidate all of the underlying investments within the Fund, and the Fund expects to be open for new investors for approximately three years.

No person who is admitted as a shareholder of the Fund will have the right to require the Fund to redeem any Shares. The Shares will have very limited liquidity, as described in this prospectus.

AN INVESTMENT IN THE FUND SHOULD BE CONSIDERED A SPECULATIVE INVESTMENT THAT ENTAILS SUBSTANTIAL RISKS, INCLUDING BUT NOT LIMITED TO:

•        LOSS OF CAPITAL.

•        THE SHARES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND IT IS NOT ANTICIPATED THAT A SECONDARY MARKET FOR THE SHARES WILL DEVELOP.

•        THE SHARES ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY AND RESALE.

•        ALTHOUGH THE FUND MAY OFFER TO REPURCHASE SHARES FROM TIME TO TIME, SHARES ARE NOT REDEEMABLE AT AN INVESTOR’S SOLE OPTION NOR ARE THEY EXCHANGEABLE FOR SHARES OF ANY OTHER FUND. AS A RESULT, AN INVESTOR MAY NOT BE ABLE TO SELL OR OTHERWISE LIQUIDATE HIS OR HER SHARES OR MAY LIQUIDATE HIS OR HER SHARES BELOW THE PRICE OF THE INVESTOR’S INITIAL PURCHASE PRICE.

•        SHARES ARE APPROPRIATE ONLY FOR THOSE INVESTORS WHO CAN TOLERATE A HIGH DEGREE OF RISK AND DO NOT REQUIRE A LIQUID INVESTMENT AND FOR WHOM AN INVESTMENT IN THE FUND DOES NOT CONSTITUTE A COMPLETE INVESTMENT PROGRAM.

•        IT IS ANTICIPATED THAT THE FUND WILL REPURCHASE NO MORE THAN 5% OF ITS NET ASSETS AT LEAST TWICE PER YEAR BUT NO MORE OFTEN THAN QUARTERLY. ANY REPURCHASE OF SHARES WILL BE MADE IN ACCORDANCE WITH THE REQUIREMENTS OF REGULATION 14E AND RULE 13E-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND THE 1940 ACT.

See “Risk Factors” for information that you should know about the Fund before investing.

The Fund’s initial net asset value per share will be $25.00.

UMB Distribution Services, LLC (the “Distributor”) acts as the distributor for the Shares and serves in that capacity on a best efforts basis, subject to various conditions. The Shares are only offered to investors who are U.S. persons for U.S. federal income tax purposes. In addition, certain U.S. institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders.

	Per Class A Share	Per Class D Share	Per Class I Share
Public Offering Price	At current net asset value	At current net asset value	At current net asset value
Sales Load[1] as a percentage of purchase amount	3.50%	N/A	N/A
Proceeds to the Fund	Current net asset value minus sales load	Current net asset value	Current net asset value

The minimum investment for Shares is $25,000 per investor and the Shares may only be acquired directly or indirectly (solely through a lawful assignment of Shares to a new investor by an existing investor in the event of the death or permanent disability of the lawful investor) for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “1933 Act”). The Shares will be offered at closings (each, a “Closing”) on the first Business Day (as defined below) of each month or at such other times as determined in the discretion of the Board. The Fund will maintain an escrow account with UMB Bank, N.A. All shareholder subscriptions received intra-month will be deposited into a non-interest bearing account for the benefit of the shareholder until the first of the month when the subscription will be processed by the Transfer Agent and credited to the Fund at NAV. The Fund must raise sufficient capital (approximately $30,000,000, subject to Board approval) within one year of the date of this prospectus before the Adviser will be permitted to begin purchasing and/or making capital commitments to Private Equity Investments on behalf of the Fund. If the Fund does not raise such sufficient capital within such time period, the Fund will liquidate its holdings and return capital to shareholders.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Statement of Additional Information, dated May 26, 2023 (“SAI”), has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at ALTI, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at 1-888-788-7886. You may request the SAI and the Fund’s annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-888-788-7886 or by visiting www.altifinancial.com.com. The SAI is incorporated by reference and is, therefore, legally part of this prospectus. Additional information about the Fund and materials incorporated by reference have been filed with the SEC and are available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this prospectus. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

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1        Generally, the stated minimum initial investment by an investor in the Fund is $25,000, which stated minimum may be reduced for certain investors. Investors purchasing Class A Shares (as defined herein) may be charged a sales load of up to 3.50% of the investment amount. The table assumes the maximum sales load is charged. See “Plan of Distribution–Purchase Terms” below for more information.

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PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor should carefully read the more detailed information appearing elsewhere in this prospectus, particularly the information set forth under the heading “Risk Factors,” and the SAI, each of which should be retained for future reference by any prospective investor.

The Fund

The Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end, non-diversified management investment company.

The Fund has elected and intends each year to qualify and be eligible to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Adviser

The Adviser is ALTI, LLC, a registered investment adviser under the Advisers Act. The Fund has entered into an investment management agreement (the “Investment Management Agreement”) with the Adviser. After an initial two-year period, the Investment Management Agreement may be continued from year to year if its continuation is approved annually by the Board at a meeting called for that purpose, including a majority of the independent trustees. The Board, or the Fund’s shareholders, may terminate the Investment Management Agreement on 60 days’ prior written notice to the Adviser. The Adviser may terminate the Investment Management Agreement on 90 days’ prior written notice to the Fund.

Sheryl Schwartz is the Chief Investment Officer of ALTI and Portfolio Manager of the Fund. From May 2013 to April 2020, she was a Managing Director at Caspian Private Equity, building an investment portfolio of more than $3 billion. Previously, she was a Senior Managing Director at Perseus and Managing Director of Perseus Mezzanine Finance. Prior to that, Ms. Schwartz served as Managing Director of Alternative Investments at TIAA, a Fortune 100 diversified financial services firm, where she built an investment portfolio of more than $13 billion. In addition to her commercial activities, Ms. Schwartz also is an Adjunct Professor of Private Equity and Finance at the Fordham Gabelli School of Business, and serves on the board of directors of several private and public companies and organizations including Independent Board Member of Cartesian Growth II (Nasdaq, “RENU”) and GAIA REIT. Sheryl Schwartz holds a BS in Finance and Management and a MBA in Finance from New York University, Leonard N. Stern School of Business.

ALTI’s Chief Investment Officer has made over $16 billion in private equity investments ranging from primary and secondary fund commitments to direct co-investment opportunities. She is the Chair of ALTI’s Investment Committee and oversees all private equity investments for the ALTI Fund.

ALTI’s Investment Committee will make all private equity investment decisions on behalf of the Fund. The Investment Committee is made up of three investment professionals with over 30 years of collective experience in evaluating and investing private equity opportunities. The Investment Committee will create specified parameters for Private Equity Investors on what types of deals that they should present to the Committee for review. Parameters may include, but are not limited to geography, size, industry, and manager. All investments shall be approved by a majority of the members of the Investment Committee. However, the Chair of the Committee shall have veto power as needed.

In selecting co-investment opportunities, the Committee Members will review a number of factors before making an investment decision which will typically include: historical financial information and projected results; industry information and the company’s position; business strategy and potential for growth; the capitalization of the company and impact of leverage; analysis of third party business consulting, legal and accounting firms; comparable company valuations; the ability to exit the investment within a reasonable time frame; and previous transactions of similar companies.

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The Investment Committee will also evaluate the private equity manager leading the transaction to determine whether it believes the manager is capable of creating value for the investment through expertise in the industry or the appropriate personnel.

Lastly, the Investment Committee will conduct a detailed review of each co-investment as it passes through the due diligence stages. The Investment Committee will also review periodic updates on the investments they previously authorized the Fund to purchase.

Sub-Adviser

Numeric Investors LLC (“Man Numeric”) will serve as a Sub-Adviser to the Fund pursuant to the terms and conditions of a sub-advisory agreement (the “Sub-Advisory Agreement”). The Sub-Adviser is a limited liability company organized under the laws of the State of Delaware, United States, and is a majority-owned indirect subsidiary of Man Group plc. The Sub-Adviser is registered with the SEC as an investment adviser under the Advisers Act. After an initial two-year period, the Sub-Advisory Agreement may be continued from year to year if its continuation is approved annually by the Board at a meeting called for that purpose, including a majority of the independent trustees. The Board, the Adviser, or the Fund’s shareholders, may terminate the Sub-Advisory Agreement on 60 days’ prior written notice to the Sub-Adviser. The Sub-Adviser may terminate the Sub-Advisory Agreement on 60 days’ prior written notice to the Adviser.

The portfolio managers for the Sub-Adviser are John Lidington and Charles Liu.

John Lidington is a senior client portfolio manager at Man Numeric. He is also a co-portfolio manager, covering liquid private equity. Prior to joining Man Numeric in 2017, John ran a technology company and was previously responsible for launching Infogroup’s expansion into providing alternative data products to the investment management industry. John began his career at Russell Investments as a senior researcher and portfolio manager. John graduated from Harvard University and is a CFA charterholder.

Charles Liu is a senior quantitative researcher at Man Numeric. His research efforts focus on network driven information flow, factor timing, machine learning based factor combination, event strategies, quantitative crowding, and alternative data from public and private markets. Charles is also co-portfolio manager of the Numeric Liquid Private Equity Alternative Strategy. Prior to joining Man Numeric in 2016, Charles was a research analyst at Goldman Sachs, Asia. Charles received a doctorate degree in quantitative marketing from New York University and a master’s degree in system engineering from University of Pennsylvania.

Fund Structure

Closed-end funds differ from open-end funds in that closed-end funds do not typically redeem their Shares at the option of the shareholder. Rather, closed-end fund Shares typically trade in the secondary market on a stock exchange. Unlike many closed-end funds, however, the Fund’s Shares will not be listed on a stock exchange and it is not expected that a secondary market will exist. Instead, the Fund is expected to provide limited liquidity to shareholders by offering to repurchase a limited amount of the Shares, which is discussed in more detail below. The Adviser anticipates that the Fund will repurchase no more than 5% of its net assets at least twice per year but no more often than quarterly. The Fund expects to fund repurchases by liquidating its investments managed by the Sub-Adviser.

Following the liquidation of each Private Equity Investment, the Fund expects to make a distribution to shareholders with the net return (after payment of any applicable fees and carried interest on certain Private Equity Investments) from such investment, subject to Board approval. The timing of these distributions will be made in accordance with IRS regulations. The distribution policy may be modified by the Board from time to time.

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The Offering

The Fund and the Adviser have obtained an exemptive order from the SEC that permits the Fund to offer more than one class of Shares. The Fund offers its Shares only to investors who are U.S. persons for U.S. federal income tax purposes. Class A Shares are offered at the then-current net asset value per Share as of the date on which the purchase order is accepted, plus any applicable sales load. Class D Shares and Class I Shares are offered at the then-current net asset value per Share as of the date on which the purchase order is accepted. The sales load will be deducted out of the investor’s subscription amount and will not constitute part of an investor’s capital contribution to the Fund or part of the assets of the Fund. Class D Shares and Class I Shares are offered without a sales load.

The minimum investment for Shares is $25,000 per investor and the Shares may only be acquired directly or indirectly (solely through a lawful assignment of Shares to a new investor by an existing investor in the event of the death or permanent disability of the lawful investor) for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. The Distributor and/or any Selling Agent may impose additional eligibility requirements for investors who purchase Shares through the Distributor or such Selling Agent. Investors may only purchase Class D Shares through a registered investment adviser (a “RIA”) that has entered into an arrangement with the Fund for such RIA to offer Class D Shares in conjunction with a “wrap” fee, asset allocation or other “no-load” managed asset program sponsored by such RIA. The RIA may also impose additional eligibility requirements for investors who purchase Class D Shares through such RIA.

Shares are expected to be offered on the first Business Day of each month or at such other times as determined in the discretion of the Board. For the purposes of this prospectus, a “Business Day” means any day that the New York Stock Exchange (“NYSE”) is open for business. All references to Business Day herein shall be based on the time in New York City.

During the Fund’s initial ramp-up period, shareholders should expect that they will, at the completion of monthly subscriptions, own a smaller proportional interest in the Fund as a result of additional subscriptions. The Adviser cannot state precisely the amount of any such dilution in ownership that will occur during the ramp-up period because it does not know at this time the amount of new subscriptions in relation to the Fund’s then-current Shares outstanding. Further, if existing shareholders do not purchase any additional Shares as new subscriptions are processed to maintain their percentage interest, their voting power will be diluted.

Board of Trustees

The Board is comprised of individuals called Trustees and has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Trustees are not “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser (“Independent Trustees”).

Investment Objective and Strategy

The Fund’s investment objective is to seek long-term capital appreciation by investing and/or making capital commitments to direct private equity and through co-investments in operating companies and continuation vehicles (“Private Equity Investments”). The Fund seeks to generate a return profile that is similar to the U.S. buyout segment of the private equity market while mitigating many of the traditional issues that private equity fund of funds created for their investors. Specific issues historically have been multiple layers of high fees, J-curve issues, liquidity concerns for underlying investors in an illiquid fund with no target liquidation, and cash drag from maintaining a significant amount of fund assets in cash to cover potential redemptions by shareholders.

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J-Curve refers to the historic tendency for private equity funds to deliver negative returns in early years and investment gains in the outlying years as underlying portfolio companies mature. Negative returns are created through management fees on capital that has not yet been deployed, a multi-year deployment period, and a historic tendency for private equity managers to conservatively value new investments until they are mature. Since the Fund will be utilizing the underlying private equity manager’s valuations for its own valuations, the conservative approach can contribute to negative returns in the early years of the Fund.

Liquidity is limited. Private equity is a common term for investments that are typically made in non-public companies through privately negotiated transactions. These investors seek to acquire quality assets at attractive valuations, unlock the value of the portfolio company through leveraging their operational expertise, and reposition their investment for sale at a multiple of the initial purchase price.

In pursuing its investment objective, during an initial launch and ramp-up period, the Fund expects to allocate significant assets to the Sub-Adviser and/or money market instruments. Allocations and investment choices are at the sole discretion of the Adviser. The Sub-Adviser will manage such allocation in a manner which seeks to build a portfolio of cash, cash equivalents, and a public equity strategy that seeks to generate a return profile that is similar to the U.S. buyout segment of the private equity market. The percentage of the Fund’s assets allocated to the Sub-Adviser and/or money market instruments is expected to decrease as the Fund consummates Private Equity Investments. In consultation with the Adviser, the Sub-Adviser may incorporate hedging techniques to the public equity strategy in order to reduce volatility which could also reduce potential returns due to the fees and costs associated with these techniques. These hedging techniques may include the use of options, spreads (where options of the same type in the same underlying security are purchased or sold with varying terms) and straddles (when both a call and a put are purchased or sold on the same underlying security with the same terms) to limit the downside risk of the public equity holdings. Notwithstanding the foregoing, the Sub-Adviser is not required to employ hedging techniques and may choose not to do so.

After the Fund has raised sufficient capital (approximately $30,000,000, subject to Board approval), the Adviser expects to begin making capital commitments to and purchasing Private Equity Investments. The Adviser intends to identify potential Private Equity Investments by reviewing opportunities presented to it directly by General Partners of those Investments and by limited partners in private equity funds. In making its investment decisions, the Adviser expects to consider all diligence materials shared by the provider of such opportunity on the opportunity at the time of underwriting. However, the Adviser will conduct its own, independent diligence on each opportunity and retain the sole and absolute discretion to decline to invest in an opportunity should it not meet the expected criteria and standards.

In particular, the Adviser expects to regularly communicate with the Private Equity Investors, Investment Managers and other personnel about statistical and factual information regarding economic factors and trends to utilize as additional research in making the investment decisions for the Fund. This interaction facilitates ongoing portfolio analysis and may help to address potential issues, such as loss of key team members or proposed changes in constituent documents. It also provides ongoing due diligence feedback, as additional co-investments with a particular General Partner are considered. The Adviser may also perform background and reference checks on investment fund personnel.

Private Equity Investors may face a conflict in presenting information with respect to certain Private Equity Investments, in that such Private Equity Investors will only be entitled to receive fees and carried interest payments through a Deal Series Vehicle (as defined below) they may sponsor or other Special Purpose Vehicle to the extent the Adviser approves a particular investment.

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The Fund is targeting investment of at least 80% of its assets allocated to Private Equity Investments and/or capital commitments through various deal flow sources, and approximately 20% of its assets allocated to investments managed by the Sub-Adviser and/or money market instruments. However, the specific amount of the Fund’s assets allocated among the various investments at any given point in time is expected to vary from this target.

Moreover, the Fund may invest and/or make capital commitments in multiple Private Equity Investments by consummating such investments through vehicles sponsored or managed by different limited partners, general partners or sponsors. However, while each limited partner, general partner or sponsor acts independently and utilizes its own distinct investment style in finding and managing Private Equity Investments, the Adviser will conduct all of its own due diligence on each deal and only invest in deals which the Adviser deems consistent with the Fund’s investment objective, strategies and restrictions.

If the Board determines that the Fund’s investment objective should be changed, shareholders will be given written notice that will precede or accompany the Fund’s next tender offer. Such a change, however, can be implemented without shareholder approval.

The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Private Equity Investment Transaction Structure

The Adviser will seek Private Equity investment opportunities directly from General Partners for the Private Equity Investments as well as from Private Equity Investors. Private Equity Investors will form and facilitate investments through feeder LLC pass-through vehicles referred to as “Deal Series Vehicles” into limited liability companies (“LLCs”) or other similar entities (referred to as “aggregators”) that will indirectly hold private equity securities through participation in co-investment opportunities (alongside private equity managers that each Private Equity Investor has relationships with) that meet the Fund’s Private Equity Investment criteria. In addition, to facilitate the investment process, a Private Equity Investor may be appointed as a managing member or member, or otherwise own an interest in, the Deal Series Vehicle. Income derived from the Fund’s investment in these vehicles will constitute qualifying income to the Fund. These vehicles are not registered under the 1940 Act and are therefore not subject to all of the investor protections of the 1940 Act. Similar arrangements will be created should the Fund engage other Private Equity Investors.

Each aggregator will hold one individual investment opportunity. An aggregator serves as an efficient vehicle for one single party to efficiently take control of and manage a Private Equity Investment while allowing multiple “co-investors” to participate in the transaction. Aggregators are often referred to as “blocker corporations” and also protect participating investors from tax complications that can result from directly owning Shares of private companies. The investments will be able to rely on the investment company exemption provided by Section 3(c)(7) or 3(c)(1) of the 1940 Act. However, no investments will be made into blind pool private equity funds (“private equity funds”). The aggregators will be overseen by the applicable underlying General Partner sponsoring the deal.

In exchange for undertaking these services, the investments are expected to pay an annual administrative fee of up to 1.00% on committed and/or invested capital (which will be built into the feeder vehicles) and upon liquidation of the aggregator (each co-investment) a potential carried interest charge of 10-20%, when applicable, that will be passed to the limited partner or general partner of the investment opportunity.

Typical private equity management fees are based off of committed capital, which means that investors begin paying fees from the day they commit money to the fund, even before capital is deployed. Co-Investment fees may be charged on invested capital (capital that is put into actual deals) or committed capital, where there is up to a 1.70% annual fee with a step down after a three-year period until the investment is exited.

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The Fund does not consider any of the Private Equity Investors to be an affiliate for purposes of Section 17 under the 1940 Act, and that any co-investments with other entities controlled or managed by a Private Equity Investor would not generally be subject to the restrictions set forth in Section 17.

Risk Factors

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Shares.

While the benefits of investing in private equity may be considerable, private equity is not for everyone. Private equity investments involve significant risks, including a total loss of capital. The risks associated with private equity arise from several factors including: limited diversification, the use of leverage and limited liquidity. Additional risks involved in investing in the Fund include:

General Risks:

•   No operating history.

•   Loss of capital, up to the entire amount of an investor’s investment.

•   Multiple layers of fees at the Adviser, Sub-Adviser, and investment level.

•   The Fund Shares are illiquid securities of a closed-end fund that are not listed on any securities exchange or traded in any other market and are subject to substantial limitations on transferability.

•   The Adviser, the Sub-Adviser and Private Equity Investors may face conflicts of interest.

•   The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Private Equity Investors to source and diligence appropriate Private Equity Investments for the Fund, and for the Adviser to choose and effectively allocate the Fund’s assets among such Private Equity Investments. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

•   Failure to raise significant assets needed to commence Private Equity Investments.

Shareholder Dilution Risk.    During the initial ramp-up period, shareholders should expect that they will, at the completion of subsequent Closings, own a smaller proportional interest in the Fund as a result of such Closings. The Adviser cannot state precisely the amount of any such dilution in ownership that will occur during the ramp-up period because it does not know at this time the amount that each subsequent Closing will be in relation to the Fund’s then-current Shares outstanding. Shareholders will experience a disproportionately greater decrease in their participation in the Fund’s earnings and assets and their voting power than the increase the Fund will experience in its assets, potential earning power and voting interests due to such Closings. Further, if existing shareholders do not purchase any Shares at a subsequent Closing to maintain their percentage interest, their voting power will be diluted.

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Investment Risk.    The eventual success or failure of private equity investing depends on the ability of the Adviser, Private Equity Investors and general partners or managing members of the Fund’s Private Equity Investments (“Private Equity General Partners”) to attract and develop a steady flow of quality investment opportunities to analyze. Generally, little public information exists about privately held companies, and the Adviser, Private Equity Investors and Private Equity General Partners will be required to rely on the ability of their respective management teams to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. These companies and their financial information will not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If the Adviser, Private Equity Investors and Private Equity General Partners are unable to uncover all material information about these companies, they may not be able to make a fully informed investment decision and may lose money on these investments. Substantially all of the securities of privately held companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Additionally, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. All of these factors could affect the Fund’s investment returns.

Lack of Control.    The Adviser and Private Equity Investors will not have any control over the investment or operational decisions made by the companies in which the Fund invests. Although the Adviser will regularly evaluate each portfolio company and its management team to determine whether their respective investment programs are consistent with the Fund’s investment objective, neither the Adviser nor any Private Equity Investor will have any control over the investments or operational decisions made by a portfolio company. The Adviser and the Private Equity Investors will be partially dependent on information provided by the portfolio company, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any portfolio company and will not have the ability to exercise any rights attributable to an investor in any such portfolio company related to its investment.

Non-Diversification Risk.    The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of Shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund expects to initially invest significant assets in investments managed by the Sub-Adviser.

Liquidity Risk.    The Adviser does not expect that a secondary market for the Fund’s Shares will develop. Limited liquidity is provided to shareholders only through the Fund’s repurchase offers. The Fund expects to fund repurchases by liquidating its investments managed by the Sub-Adviser, given that it expects the remainder of its portfolio to consist of generally illiquid Private Equity Investments. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

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Management Risk.    The judgments of the Adviser, Sub-Adviser, and Private Equity General Partners regarding the attractiveness, value and potential appreciation of securities in which the Fund invests may prove to be incorrect and may not produce the desired results. The Fund’s portfolio manager and certain principals of the Adviser do not have experience in managing a registered closed-end fund.

Market Risk.    An investment in the Fund’s Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s Shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Repurchase Policy Risks.    Repurchases by the Fund of its Shares are expected to be funded from the Fund’s investments managed by the Sub-Adviser. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value. The Board is expected to convene quarterly to consider whether or not to authorize a repurchase offer. The Board expects that repurchase offers, if authorized, will be made no more frequently than on a quarterly basis and will typically have a valuation date as of March 31, June 30, September 30 or December 31 (or, if any such date is not a Business Day, on the last Business Day of such quarterly period).

Distribution Policy Risk.    Following the liquidation of each Private Equity Investment, the Fund expects to make reasonable distributions to shareholders with the net return (after payment of any applicable carried interest to the Private Equity Investor) from such investment. The Adviser may need to retain some of the distributions to ensure adequate cash flow for fees, expenses, redemptions, or other liabilities of the Fund. Any retained amount will be subject to Board approval. The timing of these distributions will be made in accordance with IRS regulations. The distribution policy may be modified by the Board from time to time. All or a portion of any Fund distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their Shares and potentially increase the taxable gain, if any, upon disposition of their Shares.

Cybersecurity Risk.    Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund, the Adviser, the Sub-Adviser, Private Equity Investors, and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years, and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of its respective affiliates and third-party service providers.

Valuation Risk.    Private Equity Investments are not publicly traded securities, and the Fund may consider information provided by the manager or portfolio company of the applicable Private Equity Investment to determine an estimated value of the Fund’s investment therein. The valuation provided as of a specific date may vary from the actual sale price that may be obtained if such investments were sold to a third-party. To determine the estimated value of the Fund’s investments, the Adviser considers, among other things, quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value the Fund’s Shares accurately.

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Investors must understand that (i) the fair value of the Fund’s investments, and particularly its Private Equity Investments, may be materially higher or lower than the cost of such investments and may vary over time, (ii) such valuations may or may not be based on valuations provided or verified by third party valuation firms, and (iii) the ultimate realized value of any investment may be materially different from its fair value as reported in the Fund’s financial statements.

Leverage Utilized by the Fund.    The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to fund investments in Investment Funds up to the limits of the Asset Coverage Requirement. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Fund’s receipt of redemption proceeds from another Investment Fund).

The use of leverage is speculative and involves certain risks. Although leverage will increase the Fund’s investment return if the Fund’s interest in an Investment Fund purchased with borrowed funds earns a greater return than the interest expense the Fund pays for the use of those funds, the use of leverage will decrease the return on the Fund if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Fund, especially in times of a “credit crunch” or during general market turmoil, such as that experienced during late 2008. The Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Investment Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act’s Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

RIC Qualification Risk.    If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the interests in the Fund and the amount of the Fund’s distributions.

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Pandemic Risk.    Disease outbreaks that affect local economies or the global economy may materially and adversely impact our investment funds and portfolios and/or our business. For example, uncertainties regarding the novel Coronavirus (COVID-19) outbreak have resulted in serious economic disruptions across the globe. These types of outbreaks can be expected to cause severe decreases in core business activities such as manufacturing, purchasing, tourism, business conferences and workplace participation, among others. These disruptions lead to instability in the marketplace, including stock market losses and overall volatility, as has occurred in connection with COVID-19. In the face of such instability, governments may take extreme and unpredictable measures to combat the spread of disease and mitigate the resulting market disruptions and losses. In the event of a pandemic or an outbreak similar to COVID-19 where there is systemic government restrictions and widespread illness, there can be no assurance that we or our and our investment funds’ and portfolios’ service providers will be able to maintain normal business operations for an extended period of time or will not lose the services of key personnel on a temporary or long-term basis due to illness or other reasons. The full impacts of a pandemic or disease outbreaks are unknown, resulting in a high degree of uncertainty for potentially extended periods of time

Leverage

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs (the “Asset Coverage Requirement”). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

The portfolio companies in which the Fund invests may also utilize leverage in their investment activities. Borrowings by such portfolio companies are not subject to the Asset Coverage Requirement. See “Risk Factors — Use of Leverage.”

Fees

In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser a monthly fee of 0.1083333% (1.30% on an annualized basis) of the Fund’s month-end net assets (the “Adviser Management Fee”). The Adviser Management Fee is an expense paid out of the Fund’s net assets and is computed based on the value of the monthly net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month). The Adviser Management Fee is in addition to the asset-based fees and incentive fees paid through the Private Equity Structures to Private Equity Investors and or private equity general partners and indirectly paid by investors in the Fund but includes the Sub-Adviser Management Fee.

In consideration of the advisory services provided by the Sub-Adviser to the Fund, the Adviser pays the Sub-Adviser a monthly fee of 0.054% (0.65% on an annualized basis) of the Fund’s assets allocated to the Sub-Adviser’s liquid private equity alternative strategy month-end invested assets (the “Sub-Adviser Management Fee” and, together with the Adviser Management Fee, the “Management Fee”). The Sub-Adviser Management Fee is an expense paid by the Adviser and is included in the Adviser Management Fee and is computed based on the value of the monthly invested assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month).

The Sub-Adviser Management Fee is in addition to the asset-based fees and incentive fees paid by the individual Private Equity Structures and indirectly paid by investors in the Fund.

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Deal Series Vehicles through which the Fund will typically acquire Private Equity Investments in which the Fund may invest will generally cause the Fund to incur fees. Specifically, the Private Equity Investors that sponsor and/or manage such Deal Series Vehicles will typically earn administrative fees (approximately 1-1.1% annually on committed capital) from each such vehicle based on invested capital and will also generally be entitled to certain carried interest payments depending on the performance of the applicable Private Equity Investment held by each such Deal Series Vehicle. Shareholders will bear indirectly a pro rata share of these asset-based and carried interest fees associated with the Fund’s underlying investments, including its deal series and co-investment partnerships along with the Fund’s share of any associated operating expenses of such Deal Series Vehicles. Neither the Adviser nor the Sub-Adviser will take any performance-related fees or fees associated with these private equity transactions.

The Adviser and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, interest, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, short selling expenses, expenses incurred in connection with any merger or reorganization, indirect expenses, expense of other investment companies or underlying pools in which a Fund may invest, or extraordinary expenses such as litigation) in respect to Class A, Class D and Class I Shares to the extent that such expenses exceed 3.00% per annum of the Fund. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (i) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (ii) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of (i) the expense cap in place at the time of waiver or (ii) the time of recoupment. The Expense Limitation Agreement will remain in effect until March 31, 2025, unless and until the Board approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser.

Custodian	UMB Bank, N.A. (“Custodian”) serves as the Fund’s custodian.
Administrator, Accounting Agent and Transfer Agent	UMB Fund Services, Inc. (“UMBFS”) serves as the Fund’s Administrator, Accounting Agent, and Transfer Agent.
Distributor

UMB Distribution Services, LLC (the “Distributor”) serves as the Fund’s Distributor.

The Fund has entered into a Distribution Agreement (the “Distribution Agreement”) with UMB Distribution Services, LLC to provide for the distribution of the Fund’s Shares. The Distribution Agreement provides that the Distributor will sell, and will appoint financial intermediaries to sell, Shares on behalf of the Fund on a best-efforts basis. The Distributor may engage various brokers, dealers, banks and other financial intermediaries as permitted under FINRA regulations (“Selling Agent”) to sell the Fund’s Shares. Selling Agents may impose fees, terms, and conditions on shareholder accounts and investment in the Fund that are in addition to the terms and conditions imposed by the Fund. Any fees, terms, and conditions imposed by the Selling Agents may effect or limit a shareholder’s ability to subscribe for the Fund’s Shares or tender Shares for repurchase or otherwise transact business with the Fund.

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Selling Agents that are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) may not accept any compensation in connection with the Fund’s Shares that exceeds the regulatory limits set by FINRA.

Purchasing Shares

The minimum investment for Shares is $25,000 per investor. Additional investments in the Fund must be made in a minimum amount of $10,000. The minimum initial and additional investments may be reduced by the Fund with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates.

An investor’s subscription for Shares is irrevocable by the investor and will require the investor to maintain its investment in the Fund until such time as the Fund offers to repurchase the Shares in a tender offer or revise its term.

A sales load of up to 3.50% is charged on purchases of Class A Shares. The sales load will neither constitute an investment made by the investor in the Fund nor form part of the assets of the Fund (see additional details on page 52).

Eligibility

Shares may only be sold to individual investors who qualify as an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance, and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

The Selling Agent may impose additional eligibility requirements for investors who purchase Shares through the Selling Agent. Investors may only purchase Class D Shares through a registered investment adviser (a “RIA”) that has entered into an arrangement with the Fund for such RIA to offer Class D Shares in conjunction with a “wrap” fee, asset allocation or other “no-load” managed asset program sponsored by such RIA. The RIA may also impose additional eligibility requirements for investors who purchase Class D Shares from such RIA.

Transfer Restrictions

There is no public market for the Shares and none is expected to develop. The Fund will not list the Shares on a stock exchange or similar market. With very limited exceptions (such as death or bona fide gift), and subject to Advisor approval, the Shares are not transferable, and liquidity for investments in the Shares may be provided only through periodic tender offers by the Fund, if any, as described below. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.

No Redemptions; Repurchases of Shares by the Fund

The Fund is a closed-end management investment company. Shareholders of the Fund will not have the right to redeem their Shares. No shareholder or other person holding Shares acquired from a shareholder will have the right to require the Fund to redeem their Shares.

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The Fund is obligated to conduct tender offers at least twice per fiscal year, but may voluntarily do so more often, at its discretion. Any such offers to repurchase Shares from Fund shareholders shall be accomplished in accordance with written tenders by shareholders at those times, in those amounts, and on such terms and conditions as the Board may determine in its sole discretion. In determining whether the Fund should offer to repurchase Shares from shareholders, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser anticipates that the Fund will repurchase no more than 5% of its net assets with each tender offer at least twice per year but no more often than quarterly. The Adviser currently expects that it will generally recommend to the Board that the Fund offer to repurchase Shares from shareholders quarterly on the last Business Day in March, June, September and December. The Fund is only required to conduct tender offers twice annually; therefore, the Fund may be less likely to conduct tenders during periods of exceptional market conditions.

If a repurchase offer is oversubscribed by investors who tender Shares, the Fund may extend the repurchase offer, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law. Involuntary redemptions of Shares will be made in accordance with the requirements of Regulation 14E and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the 1940 Act.

Conflicts of Interest

As a general matter, certain conflicts of interest may arise in connection with Private Equity Investors’ management of specific investments through Deal Series Vehicles or the Sub-Adviser’s portfolio management of the Fund’s investments. Potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to the selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser and Sub-Adviser have adopted policies and procedures and have structured their portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

Private Equity Investors will also face conflicts of interest in allocating investment opportunities in Private Equity Investments between the Fund and other pooled investment vehicles they may manage or to which they may otherwise have obligations. Unlike the Advisers, however, Private Equity Investors will have no express fiduciary duty to the Fund but will only be bound by their respective commitments set forth in each transaction agreement. In addition, Private Equity Investors may face a conflict in presenting information about certain Private Equity Investments, in that the Private Equity Investor will only be entitled to receive fees through a Deal Series Vehicle they may sponsor to the extent the Adviser approves a particular investment.

Taxation

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

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No Reinvestment of Dividends

The Fund will not, and is not expected to, have a dividend reinvestment plan or policy after the Fund closes to new investors. During the initial ramp-up period the Board may vote to allow shareholders to reinvest dividends, if any, into the Fund.

Employee Benefit Plans and Other U.S. Tax-Exempt Investors

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt investors, including employee benefit plans, IRAs and Keogh Plans (each, a tax-exempt entity), generally are eligible to invest in the Fund’s Shares. The Fund’s assets will not be deemed to be “plan assets” for the purposes of ERISA because various rules that apply to the plans themselves do not under certain circumstances apply to the investment vehicles that the plan asset invests in and the service providers of such investment vehicles.

Reports to Shareholders

The Fund furnishes to shareholders, as soon as practicable after the end of each taxable year, information on Form 1099 as is required by law to assist the shareholders in preparing their tax returns. The Fund prepares and transmits to shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Adviser will also post quarterly reports on the Fund’s website.

Independent Registered Public Accounting Firm	Deloitte & Touche LLP (the “Auditor”) is the Fund’s independent registered public accounting firm.
Term

The Fund’s target term is between eight and ten years depending on the life cycle of the underlying Private Equity Investments. Once all Private Equity Investments have been liquidated, the Fund’s remaining investments managed by the Sub-Adviser will also be liquidated and the Fund is expected to terminate in place of future funds that are part of the ALTI Private Equity Access series.

Fiscal Year	For accounting purposes, the Fund’s fiscal year end is the 12-month period ending on March 31.

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SUMMARY OF FUND EXPENSES

The following fee table and example summarize the aggregate expenses of the Fund and are intended to assist investors in understanding the costs and expenses that they will bear directly or indirectly by investing in Shares of the Fund. The expenses associated with investing in the Fund are generally higher than those of other types of funds that do not invest primarily in Private Equity Investments. The Fund shareholders also indirectly pay a portion of any fees and expenses, including performance-based compensation, charged to the underlying portfolio investment managers.
Shareholder Transaction Expenses	Class A	Class D	Class I
Maximum Sales Load (as a percent of offering price)	3.50%	None	None
With Early Repurchase Fee(1)	2.00%	2.00%	2.00%
Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fees (including sub-adviser fees)	1.30%	1.30%	1.30%
Interest Payments on Borrowed Funds(2)	0.00%	0.00%	0.00%
Distribution and Service Fees(3)	0.75%	0.75%	None
Other Expenses(4)	0.66%	0.66%	0.66%
Acquired Fund Fees and Expenses(5)	0.36%	0.36%	0.36%
Total Annual Expenses(6)	3.07%	3.07%	2.32%

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(1)      Early Repurchase Fee — Shares may be subject to an early repurchase fee at a rate not to exceed 2.00% of the Shareholder’s repurchase proceeds if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase is less than one year. Such repurchase fees will be retained by the Fund and will benefit the Fund’s remaining investors. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by an investor may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund.

(2)      “Interest payments on borrowed funds” is estimated based on the interest rate currently in effect with respect to the Fund’s credit facilities and includes the ongoing commitment fees payable under the terms of the credit facilities. It is not anticipated that the Fund will utilize leverage in the first year.

(3)      The Fund may charge a distribution and/or shareholder servicing fee up to a maximum of 0.75% per year on Class A and Class D Shares. The Fund has adopted a “Distribution and Services Plan” (see “Shareholder Service Expenses” for additional information).

(4)      Other Expenses represent professional fees and other expenses incurred by the Fund, including, without limitation, administration fees, custody fees, trustee fees, insurance costs, and other expenses that the Fund bears directly. Other Expenses do not include the indirect fees and expenses paid by the Deal Series Vehicle’s underlying portfolio company. The Fund’s Other Expenses will increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Other Expenses are estimated for the current Fiscal Year. Actual fees and expenses may be greater or less than those shown.

(5)      Acquired Fund Fees and Expenses are an indirect cost included in the net returns of the Fund. The Deal Series Vehicles through which the Fund expects to typically acquire and hold its Private Equity Investments will generally cause the Fund to incur fees. Specifically, Private Equity Investors that sponsor and/or manage such Deal Series Vehicles will earn annual administrative fees from each such vehicle based on invested capital and will also generally be entitled to certain carried interest depending on the performance of the applicable Private Equity Investment held by each such Deal Series Vehicle. Shareholders will pay a pro rata share of asset-based and carried interest fees associated with the Fund’s underlying investments, including its Deal Series Vehicles, along with the Fund’s share of any associated operating expenses of such Deal Series Vehicles. For more information on the fees associated with the Deal Series Vehicles, see “Management of the Fund — Private Equity Investors.” The Acquired Fund Fees and Expenses disclosed above, however, do not reflect such carried interest that is calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the overall cost if investing in Deal Series Vehicles. The Acquired Fund Fees and Expenses shown in the table are based on

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estimates for the Fund’s current fiscal year. As the Fund becomes more fully invested in Deal Series Vehicles over time, the amount of Acquired Fund Fees and Expenses borne by the Fund, and as a result, the Fund’s Total Annual Expenses after the Expense Limitation (defined below) are expected to increase.

(6)      The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, interest, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, short selling expenses, expenses incurred in connection with any merger or reorganization, indirect expenses, expense of other investment companies or Underlying Pools in which a Fund may invest, or extraordinary expenses such as litigation) in respect of Class A, and Class D, and Class I Shares, to the extent that such expenses exceed 3.00%, per annum of the Fund’s average net assets.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to Shares remain unchanged and Shares earn a 5.00% annual return:

	1 Year	3 Years	5 Years	10 Years
Class A Shares*	$65	$126	$190	$361
If Shares are tendered in Year One*	$85	$126	$190	$361
	1 Year	3 Years	5 Years	10 Years
Class D Shares*	$31	$95	$161	$338
If Shares are tendered in Year One*	$51	$95	$161	$338
	1 Year	3 Years	5 Years	10 Years
Class I Shares*	$24	$72	$124	$265
If Shares are tendered in Year One*	$44	$72	$124	$265

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown. The Class A share example assumes a maximum up front sales charge of 3.50%.

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*        The first example shows the long-term hypothetical expenses if a shareholder does not tender their Shares for repurchase. The Repurchase fee of 2.00% only applies if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase is less than one year. Any Shares tendered where the interval between the date of purchase of the shares and the valuation date with respect to the repurchase is greater than one year will not be charges any additional fees. The second example show the hypothetical expenses if shares are tendered for repurchase in year one with the added Repurchase Fee of 2.00%.

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PRIVACY POLICY

This Privacy Policy covers the practices of the Fund and applies to the nonpublic personal information of its investors and former investors (to the extent required by applicable law, including Gramm-Leach-Bliley Act (“GLBA”) requirements).

The Fund may collect nonpublic personal information about investors that the law allows or requires the Fund to have in order to conduct its business and properly service its accounts.

The Fund only uses and re-discloses third-party information in accordance with the purpose for which it is received and does not share with other nonaffiliated third parties (other than Fund service providers), unless the original third party could have legally shared with such a party.

The Fund does not disclose any nonpublic personal information about investors or former investors to nonaffiliated third parties, except in accordance with the GLBA. In no circumstances does the Fund share credit-related information, such as income, total wealth, or other credit header information, with nonaffiliated third parties, other than in their capacity as service providers of the Fund.

The Fund may share information when it is necessary to effect, administer, or enforce a transaction for an investor or if an investor initiates a request for the Fund to share information with an outside party. All requests by investors must be received in writing from the investor or the investor’s authorized representative.

It also may be necessary under anti-money laundering and similar laws to disclose information about investors in order to accept subscriptions from them. The Fund also will release information about investors if compelled to do so by law in connection with any government request or investigation, or if any investors direct the Fund to do so.

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USE OF PROCEEDS

The net proceeds of the continuous offering of the Fund’s Shares, after payment of any applicable sales load, will be invested in accordance with the Fund’s investment objective and policies as soon as practicable after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the net proceeds will be held in money market instruments, deposits, cash and/or cash equivalents until appropriately allocated.

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THE FUND

The Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end, non-diversified management investment company. The Fund has elected and intends each year to qualify and be eligible to be treated as a RIC under the Code. The Fund’s principal office is located at 175 Varick Street, New York, NY, and its telephone number is 1-888-788-7886. The Fund is authorized to issue an unlimited number of Shares. No shareholder has the right to require redemption or repurchase of any Shares by the Fund or to tender Shares to the Fund for repurchase. Shareholders are not liable for further calls or assessments. The Fund does not intend to hold annual meetings of shareholders.

Investment Objective

The Fund’s investment objective is to seek long-term capital appreciation by investing in and/or making capital commitments to direct private equity and through co-investments in operating companies (“Private Equity Investments”). The Fund seeks to generate a return profile that is similar to the U.S. buyout segment of the private equity market while mitigating many of the traditional issues that private equity fund of funds created for their investors. Specific issues historically have been multiple layers of high fees, J-curve issues, dilution and liquidity concerns, and cash drag. J-Curve refers to the historic tendency for private equity funds to deliver negative returns in early years and investment gains in the outlying years as underlying portfolio companies mature. Negative returns are created through management fees on capital that has not yet been deployed, a multi-year deployment period, and a historic tendency for private equity managers to value new investments until they are mature or are taken out in a liquidation or other corporate transaction. Since the Fund will be utilizing the underlying private equity manager’s valuations as the basis for its own valuations, this traditional approach can contribute to negative returns in the early years of the Fund. The Fund attempts to mitigate many of these issues related to private investing by using an investment strategy including negotiated co-investment opportunities with lower fee structures, having a closed fund structure where the Fund will close to new investments after a specified period, and by utilizing the Sub-Adviser to manage cash minimizing the drag on funds not yet deployed. However, the Adviser may not be able to fully mitigate such early period risks on all its investments.

The Fund expects to access co-investment opportunities through Private Equity Investors in percentages determined at the discretion of the Fund’s Adviser. Each Private Equity Investor acts independently from the others and utilizes its own distinct investment style in selecting securities. However, each Private Equity Investor must operate within the constraints of the Fund’s investment objective, strategies, and restrictions. In pursuing its investment objective, the Fund expects to initially allocate significant assets to the Sub-Adviser. The Sub-Adviser will be responsible for investing any cash in the Fund’s portfolio not otherwise directly invested in Private Equity Investments as determined by the Adviser. The Sub-Adviser will manage such amounts in cash, cash equivalents, and a public equity strategy that will seek to provide a return profile that is similar to the U.S. buyout segment of private equity, but without the illiquid barrier traditional in private equity. The Sub-Adviser may incorporate hedging techniques to the public equity strategy in order to reduce volatility which could also reduce potential returns. Notwithstanding the foregoing, the Sub-Adviser is not required to employ hedging techniques and may choose not to do so. The Fund’s allocation to the Sub-Adviser is expected to decrease as the Fund consummates Private Equity Investments generally through Private Equity Investors. Private Equity Investors are also typically investors in a General Partner’s private equity fund, and therefore are entitled to first rights to direct co-investment opportunities in operating companies that a General Partner may acquire. Following the initial allocation to the Sub-Adviser, the Fund expects to target allocating at least 80% of its assets to Private Equity Investments and/or capital commitments sourced by Private Equity Investors and approximately 20% of its assets to the Sub-Adviser and/or money market instruments. The Fund will invest and/or making capital commitments in private equity investments by investing in a series of LLCs (“Deal Series Vehicles”) that are partially owned by the Fund and that will be sponsored and managed by select Private Equity Investors. Each LLC then invests into an aggregator that will hold private equity securities in a co-investment opportunity (alongside a private equity general partner that the Private Equity Investor has a relationship with) that meet the ALTI Fund’s private equity investment criteria. Each aggregator will hold one individual investment opportunity and no aggregator will be a private equity fund. An aggregator serves as an efficient vehicle for one single party to efficiently take control of and manage a Private Equity Investment while allowing multiple “co-investors” to participate in the transaction. In the event the Fund is the majority shareholder in an Aggregator or Deal Service Vehicle, there is a risk of lower returns since the Fund would be bearing more of the underlying costs of the entity. Aggregators are often referred to as “blocker corporations” and also protect participating investors from tax complications that can result from directly owning Shares of private companies.

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The Deal Series Vehicles and aggregators are intended to provide the Fund with exposure to direct co-investment Private Equity Investments. Income derived from the Fund’s investment in the Deal Series Vehicles will constitute qualifying income to the Fund. Neither the Deal Series Vehicles or aggregators will be registered under the 1940 Act or otherwise subject to all of the investor protections of the 1940 Act. The Fund is able to gain private equity exposure by investing directly into the Deal Series Vehicles and aggregators. The investments will abide by the Fund’s fundamental and non-fundamental investment restrictions.

If the Board determines that the Fund’s investment objective should be changed, shareholders will be given written notice that will precede or accompany the Fund’s next tender offer. Such a change, however, can be effected without shareholder approval.

The Fund concentrates investments in the private equity industry, meaning that under normal circumstances, it allocates at least 80% of its assets to Private Equity Investments through Deal Series Vehicles managed by Private Equity Investors and up to 20% of its assets to the Sub-Adviser and/or money market instruments. The Adviser consider an issuer to be principally invested in private equity if 50% or more of its assets are attributable to private equity. Securities from Private Equity Investments include common stock, partnership or similar interests, blocker corporations, aggregator vehicles, convertible or non-convertible preferred stock of companies that are not publicly traded.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

•        Access to Institutional Managers — Many of the Private Equity Investments in which the Fund is expected to invest are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors.

•        Multi-Strategy, Multi-Manager Investment Strategy — Given the investment strategy of the Fund, investors are able to execute a multi-strategy, multi-manager, multi-sector strategy by making a single investment in the Fund.

•        Customized Private Equity Strategy in Line with Fund Objectives — The Private Equity Investors’ long-term relationships with private equity managers provide unique investment opportunities for the Fund that may not otherwise be available for individual, non-institutional investors. These include opportunities only presented to specific limited partners of private equity manager’s funds and may have lower fees at the private equity manager’s level which could lower costs for the ALTI Fund’s investors.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objective and Policies.”

Private Equity Co-Investments

The Adviser considers an issuer to be principally invested in private equity if 50% or more of its assets are attributable to private equity. The Fund expects to make co-investments in such private equity issuers. Co-investments involve acquiring an interest in securities issued by an operating company. Such investments are typically made as co-investments alongside private equity funds and their managers, and are usually structured such that the lead investor holds a controlling interest. The Fund does not consider any of the Private Equity Investors to be affiliates for purposes of Section 17 under the 1940 Act, and that any co-investments with other entities controlled or managed by Private Equity Investors would not generally be subject to the restrictions set forth in Section 17.

The Private Equity Investors’ Investment Teams focus on: (i) seeking to secure access to attractive co-investment opportunities that the Adviser and Private Equity Investor believe offer attractive value; (ii) sharing and presenting the co-investment opportunities to the Adviser; and (iii) underwriting and reporting on the investments to which the Adviser chooses to allocate capital. The Fund will generally invest and/or make capital commitments in Private Equity Investments located and evaluated by Private Equity Investors through Deal Series Vehicles sponsored and managed by the Private Equity Investor. None of the Private Equity Investors will serve as an adviser, broker or dealer to the Fund, either pursuant to a consultancy agreement or otherwise.

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Asset Allocation. The Fund may initially allocate a majority of its assets to the Sub-Adviser and other cash management investments with the custodian. The Fund’s allocation to the Sub-Adviser is expected to decrease as the Fund consummates Private Equity Investments. The Adviser expects to employ an asset allocation strategy that seeks to exploit the diversification of the Fund’s investments across leveraged buyout opportunities in the North America geographic region.

The ALTI Investment Committee will create specified parameters for what types of deals should be presented to the Committee for review. Parameters may include, but are not limited to geography, size, industry, and manager.

In selecting co-investment opportunities, the Committee Members will review a number of factors before making an investment decision which will typically include: historical financial information and projected results; industry information and the company’s position; business strategy and potential for growth; the capitalization of the company and impact of leverage; analysis of third party business consulting, legal and accounting firms; comparable company valuations; the ability to exit the investment within a reasonable time frame; and previous transactions of similar companies.

The Investment Committee will also evaluate the private equity manager leading the transaction to determine whether it believes the manager is capable of creating value for the investment through expertise in the industry or the appropriate personnel.

Lastly, the Investment Committee will conduct a detailed review of each co-investment as it passes through the due diligence stages. The Investment Committee will also review periodic updates on the investments they previously authorized the Fund to purchase.

Access.    The Fund is expected to provide shareholders with access to Private Equity Investments that are generally unavailable to the investing public due to resource requirements and high investment minimums.

Commitment Strategy.    The Adviser and Sub-Adviser’s plan to manage the Fund’s commitment strategy, including through the use of direct co-investment opportunities and the Sub-Adviser’s liquid private equity alternative strategy to minimize “cash drag” on Fund returns as compared to its underlying portfolio. “Cash drag” refers to the opportunity cost of a fund holding a portion of its investment portfolio in cash to either provide liquidity to shareholders or take advantage of future investment opportunities. The Adviser intends to manage the Fund’s commitment strategy with a view towards balancing liquidity while maintaining a high level of investment.

The commitment strategy will aim to keep the Fund substantially invested and to minimize cash drag where possible by allocating capital immediately into a public market strategy managed by the Sub-Adviser and through making commitments based on available capital in the Fund. The commitment strategy will also take some anticipated cash flows into account, such as those relating to new subscriptions received but not yet credited to the Fund, the tender of Shares by shareholders and any distributions made to shareholders.

The Sub-Adviser

Numeric Investors LLC (the “Sub-Adviser”) may invest in all types of equity securities and equity-linked instruments across a range of market capitalizations, including, without limitation, exchange-traded and over-the-counter common and preferred stocks, warrants, rights, convertible securities, futures, options, trust certificates, partnership interests, Shares of investment companies (including exchange-traded funds and continuous vehicles), equity participations and other structured instruments with similar features and may have holdings in derivatives, money market instruments, deposits, cash and/or cash equivalents. The Sub-Adviser may also purchase sponsored or unsponsored American Depositary Receipts, European Depositary Receipts and Global Depositary Receipts (certificates evidencing ownership of Shares of a non-US issuer as an alternative to directly purchasing the underlying securities in their national markets and currencies).

Investments managed by the Sub-Adviser are meant to serve as a temporary cash-management instrument for investors while the Fund waits to invest and/or make capital commitments in Private Equity Investments. The Sub-Adviser seeks to build a portfolio of cash, cash equivalents, and a public equity strategy that seeks to generate a return profile that is similar to the U.S. buyout segment of private equity. The Sub-Adviser may incorporate hedging techniques to the public equity strategy in order to reduce volatility which could also reduce potential returns. Notwithstanding the foregoing, the Sub-Adviser is not required to employ hedging techniques and may choose not to do so. Investments managed by the Sub-Adviser offer liquidity to shareholders, carry no incentive fees, and may invest in all types of

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equity securities and equity-linked securities across a range of market capitalizations. The Investments managed by the Sub-Adviser are subject to the Board’s determination to allow a tender offer in its sole discretion. Following the initial allocation during the ramp -up period, the Fund expects to allocate approximately 20% of its assets to the Sub-Adviser and/or money market instruments. The investments managed by the Sub-Adviser will be liquidated after all Private Equity Investments have been liquidated.

The Sub-Adviser seeks to implement its investment strategy by using a systematic process to build an actively-managed portfolio of public equities with private equity characteristics.

Financial instruments will be selected for purchase or sale by the Sub-Adviser using quantitative stock selection models developed by the Sub-Adviser. Specifically, the Sub-Adviser follows a three step investment process:

-        Create a private equity weighted benchmark. Using the standard Russell 2500 Index constituents as a starting point, build a modified cap weighted benchmark that is tilted toward sectors and industries favored by PE firms. The tilts are based on actual private equity deals.

-        Screen out stocks with qualities that would not be present in typical private equity investments using several criteria, including, but not limited to, stock-specific relative value and profitability metrics.

-        Construct a long-only, risk-aware portfolio that incorporates transaction costs.

In consultation with the Adviser, to help protect the portfolio from substantial drawdowns in performance, the Sub-Adviser may, but is not required to, employ a collar hedge using equity index options. If utilized, the collar will involve 1) purchasing put options on a strategy representative index that provides the desired downside protection, and 2) simultaneously selling call options on the same strategy representative index in order to be cost-efficient. The strike price of the call would be set dynamically and systematically based on market valuation and return expectations. Notwithstanding the foregoing, the Sub-Adviser is not required to employ hedging techniques and may choose not to do so. The Sub-Adviser will regularly refine, test and validate the results of its models, screens, and tools. The Sub-Adviser may use any combination of these models, screens, and tools as well as other innovations developed by the Sub-Adviser from time to time.

Private Equity Investors

Various Private Equity Investors are expected to provide the Fund with access to large-cap private equity co-investments, various mid-cap opportunities, and continuation vehicles through relationships with over 250 different private equity general partners. Private Equity Investors are also typically investors in a General Partner’s private equity fund, and therefore are sometimes entitled to first rights to direct co-investment opportunities in operating companies that a General Partner may acquire.

The Adviser reserves the right to enlist multiple Private Equity Investors to help source investment opportunities. The goal of the Adviser through the use of these relationships is to gain priority access, whenever possible, to direct investment opportunities sponsored by leading private equity general partners which most institutional and individual investors would not normally be able to access.

The Adviser reserves the right to turn down any opportunity that a Private Equity Investor presents if the Adviser finds it not to fit the investment criteria set for the fund and can engage as many other Private Equity Investors at one time as the Adviser sees appropriate.

Risk Management.    The long-term nature of private equity investments requires a commitment to ongoing risk management. The Adviser will seek to maintain close contact with the Fund’s portfolio companies and to monitor the performance of portfolio companies and developments at the portfolio companies that are material. By tracking commitments, distributions, valuations, and other pertinent details, the Adviser will seek to use a range of techniques to reduce the risk associated with the commitment strategy. These techniques may include, without limitation:

•        diversifying commitments through a variety of underlying managers, and types of deals;

•        actively managing cash and liquid assets;

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•        model and actively monitoring cash flows to avoid cash drag and maintain maximum appropriate levels of commitment; and

•        seeking to establish credit lines to provide liquidity to satisfy tender requests, consistent with the limitations and requirements of the 1940 Act.

To enhance the Fund’s liquidity, particularly in times of possible net outflows through the tender of Shares by shareholders, the Adviser may from time to time determine to liquidate a portion of the Fund’s investments managed by the Sub-Adviser.

The Fund is expected to hold liquid assets to the extent required for purposes of liquidity management. In implementing the Fund’s liquidity management program, so as to minimize “cash drag” while providing the necessary liquidity to support the Fund’s private equity investment strategies and potential tender of Fund Shares, the Fund is expected to allocate a portion of the Fund’s assets with the Sub-Adviser which will be up to 20% upon full investment and any remaining amount may be held in money market instruments.

While the Fund does not expect to utilize leverage outside of leverage employed at the direct private equity portfolio company level, the Fund may borrow for investment purposes. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs (the “Asset Coverage Requirement”). This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. The foregoing restriction does not include leverage by the underlying portfolio companies.

Investment Process.    The Fund expects to focus investment opportunities on U.S.-based mid- to large-cap leveraged buyouts, growth investments and continuation vehicles. Private Equity Investors are expected to present investment opportunities to the Adviser focused on established, profitable, U.S.-based businesses (rather than early stage or emerging markets). The Private Equity Investor presents deals sourced firm-wide through a number of sources. The Private Equity Investor will provide their internal due diligence to the Adviser when presenting the opportunity. The due diligence materials typically include a review of all relevant materials pertaining to the investment opportunity (e.g. management presentation, confidential information memorandums, third-party diligence reports, etc.), extensive financial analysis and diligence sessions with the lead private equity sponsor. The Investment Committee will review these materials as part of its overall review of the opportunity prior to making a decision on behalf of the Fund. The Fund does not expect to enter into unfunded commitments, which is when a sponsor requires an additional commitment above the initial investment amount, or acquire interests in real property or real estate mortgage loans. At times, underlying private equity sponsors may request that co-investors participate in future financing rounds for the underlying portfolio company. If the co-investor chooses not to participate, this may dilute the value of the co-investor’s equity in the portfolio company.

The Adviser expects to regularly communicate with Private Equity Investors, Investment Managers and other personnel about statistical and factual information and advice regarding economic favors and trends. This interaction facilitates ongoing portfolio analysis and may help to address potential issues, such as loss of key team members or proposed changes in constituent documents. It also provides ongoing due diligence feedback, as additional co-investments with a particular Investment Fund Manager are considered. The Adviser may also perform background and reference checks on Investment Fund personnel.

ALTI’s Investment Committee is made up of at least three investment professionals with over 30 years of collective experience in evaluating and investing in private equity opportunities. The ALTI Investment Committee will create specified parameters on what types of deals that they should present to the Committee for review. Parameters may include, but are not limited to geography, size, industry, and manager. All investments must be approved by a majority of the members of the Investment Committee. However, the Chief of the Investment Committee will retain veto power.

In selecting Investment Opportunities, the Investment Committee will review a number of factors before making an investment decision which will typically include: historical financial information and projected results; industry information and the company’s position; business strategy and potential for growth; the capitalization of the company and impact of leverage; analysis of third party business consulting, legal and accounting firms; comparable company valuations; the ability to exit the investment within a reasonable time frame; and previous transactions of similar companies.

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The Investment Committee will also evaluate the private equity manager leading the transaction to determine whether it believes the manager is capable of creating value for the investment through expertise in the industry or the appropriate personnel.

Lastly, the Investment Committee will conduct a detailed review of each co-investment as it passes through the due diligence stages. The Investment Committee will also review periodic updates on the investments they previously authorized the Fund to purchase.

The Fund intends to elect and qualify to be treated as a RIC under the Code. To qualify as a RIC under the Code, the Fund must, among other things: (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income derived with respect to its business of investing in such stocks, securities or currencies, and (b) net income from interests in “qualified publicly traded partnerships” (as defined in the Code); and (ii) diversify its holdings so that, at the end of each quarter of the taxable year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code).

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio manager(s) are subjective.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income.

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RISK FACTORS

An investment in the Fund’s Shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s Shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund, you should consider the following risks carefully. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Related to the Investment Strategy of the Fund

Private Equity Investments Generally.    Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions. Attractive investment opportunities in private equity may occur only periodically, if at all. Furthermore, private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Market conditions, however, can affect the availability of such financing, limiting the ability of private equity to obtain the required financing. Securities issued by private partnerships may be more illiquid than securities issued by other portfolio funds generally because the partnerships’ underlying investments tend to be less liquid than other types of investments. Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions.

Potential Loss of Investment.    An investment in the Fund is speculative and involves substantial risks. Investors may lose their entire investment. No subscriber should have any need for any monies invested in the Fund to meet current needs or ongoing financial requirements.

Market Risk.    An investment in Shares of the Fund is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in Shares represents an indirect investment in the Private Equity Investments and/or the securities owned by the Fund. The value of these the Private Equity Investments and/or securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your Shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Allocation Risk.    The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets (allocation risk does not extend to the Sub-Adviser). There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk.    The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of Shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Lack of Control.    The Adviser will not have any control over the investment decisions made by the companies in which the Fund invests. Although the Adviser will regularly evaluate each portfolio company and its management team to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by a portfolio company. The Adviser will be partially dependent on information provided by the portfolio company, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any portfolio company and will not have the ability to exercise any rights attributable to an investor in any such portfolio company related to their investment.

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Valuation.    While the valuation of the Fund’s publicly traded securities are more readily ascertainable, the Fund’s ownership interest in Private Equity Investments are not publicly traded securities, and the Fund will depend on the portfolio company to provide a valuation of the Fund’s Private Equity Investments. Moreover, the valuation of the Fund’s Private Equity Investments may vary from the fair value of the Private Equity Investments that may be obtained if such Private Equity Investments were sold to a third party. For information about the value of the Fund’s investment in Private Equity Investments, the Adviser will be partially dependent on information provided by the portfolio company, including quarterly unaudited financial statements that if inaccurate, could adversely affect the Adviser’s ability to value the Fund’s Shares accurately.

The Fund determines its month-end net asset value based upon the quarterly valuations reported by the sponsors, which may not reflect market or other events occurring subsequent to the quarter-end. The Fund will fair value its holdings in co-investments to reflect such events, consistent with its valuation policies. Additionally, the valuations reported by sponsors may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the co-investments may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the sponsors or revisions to the net asset value of a direct private equity co-investment adversely affect the Fund’s net asset value, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

Trade Error Risk.    Given the volume, diversity and complexity of transactions executed by the Sub-Adviser on behalf of the Fund, investors should assume that trading errors (and similar errors) will occur. To the extent an error is caused by a counterparty, such as a broker, the Sub-Adviser generally attempts to recover any loss associated with such error from such counterparty. To the extent an error is caused by the Sub-Adviser, a formalized process is in place for the resolution of such errors. If such errors result in gains to the Fund, such gains will be retained by the Fund. However, if such errors result in material losses, they will be borne by the Sub-Adviser in accordance with its internal policies unless otherwise determined by the Board.

Leverage Utilized by the Fund.    The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to fund investments in Investment Funds up to the limits of the Asset Coverage Requirement. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Fund’s receipt of redemption proceeds from another Investment Fund).

The use of leverage is speculative and involves certain risks. Although leverage will increase the Fund’s investment return if the Fund’s interest in an Investment Fund purchased with borrowed funds earns a greater return than the interest expense the Fund pays for the use of those funds, the use of leverage will decrease the return on the Fund if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Fund, especially in times of a “credit crunch” or during general market turmoil, such as that experienced during late 2008. The Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Investment Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act’s Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

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Risks Related to Private Equity Investments and Other Investments

Private Equity Investment Risk.    Investment in Private Equity Investments involve the same types of risks associated with an investment in an operating company. The eventual success or failure of private equity investing depends on the ability of the Adviser and Private Equity Investors to attract and develop a steady flow of quality investment opportunities to analyze. Generally, little public information exists about privately held companies, and the Adviser and Private Equity Investors will be required to rely on the ability of their management teams to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. These companies and their financial information will not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If the Adviser and Private Equity Investors are unable to uncover all material information about these companies, they may not make a fully informed presentation to the Adviser and the Fund may lose money on these investments. Substantially all of the securities of privately held companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Additionally, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. All of these factors could affect the Fund’s investment returns.

Sector Concentration.    The 1940 Act requires the Fund to state the extent, if any, to which it concentrates investments in a particular industry or group of industries. While the 1940 Act does not define what constitutes “concentration” in an industry, the staff of the SEC takes the position that, in general, investments of more than 25% of a fund’s assets in an industry constitutes concentration. The Fund may concentrate its investments in specific industry sectors, which means it may invest more than 25% of its assets in a specific industry sector.

Utilities and Energy Sectors.    Energy companies may be significantly affected by outdated technology, short product cycles, falling prices and profits, market competition and risks associated with using hazardous materials. Energy companies may also be negatively affected by legislation that results in stricter government regulations and enforcement policies or specific expenditures. The Fund may invest a significant portion of its assets in private infrastructure fund investments and co-investments, which may include investments with a focus on the utilities and energy sectors, thereby exposing the Fund to risks associated with these sectors.

Transportation Sector.    Transportation infrastructure companies are subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, the effects of economic slowdowns, adverse changes in fuel prices, labor relations, insurance costs, government regulations, political changes, and other factors. The Fund may invest a significant portion of its assets in private infrastructure fund investments and co-investments, which may include investments with a focus on the transportation sector, thereby exposing the Fund to risks associated with this sector.

Technology Sector.    Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated.

Financial Sector.    Financial services companies are subject to extensive governmental regulation that may limit the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability of such companies is generally dependent on the availability and cost of capital, and can fluctuate as a result of increased competition or changing interest rates.

Natural Resources Sector.    Investments in securities of natural resource companies involve risks. The market value of securities of natural resource companies may be affected by numerous factors, including events occurring in nature, inflationary pressures, and international politics. If the Fund has significant exposure to natural resource companies, there is the risk that the Fund will perform poorly during a downturn in the natural resource sector. For example, events occurring in nature (such as earthquakes or fires in natural resource areas) and political events (such as coups, military confrontations, or acts of terrorism) can affect the overall supply of a natural resource and the value of companies involved in such natural resource. Rising interest rates and general economic conditions may also affect the demand for natural resources.

Precious Metals Sector.    Investments related to gold and other precious metals are considered speculative and are affected by a variety of worldwide economic, financial, and political factors. The price of precious metals may fluctuate sharply over short periods of time due to changes in inflation or expectations regarding inflation in various countries,

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the availability of supplies of precious metals, changes in industrial and commercial demand, precious metals sales by governments, central banks, or international agencies, investment speculation, monetary and other economic policies of various governments, and government restrictions on private ownership of gold and other precious metals. No income is derived from holding physical gold or other precious metals, which is unlike securities that may pay dividends or make other current payments.

Common Stock.    Common stock generally takes the form of Shares in a corporation which represent an ownership interest. It ranks below preferred stock and debt securities in claims for dividends and for assets of the company in a liquidation or bankruptcy. The value of a company’s common stock may fall as a result of factors directly relating to that company, such as decisions made by its management or decreased demand for the company’s products or services. A stock’s value may also decline because of factors affecting not just the company, but also companies in the same industry or sector. The price of a company’s stock may also be affected by changes in financial markets that are relatively unrelated to the company, such as changes in interest rates, currency exchange rates or industry regulation. Companies that elect to pay dividends on their common stock generally only do so after they invest in their own business and make required payments to bondholders and on other debt and preferred stock. Therefore, the value of a company’s common stock will usually be more volatile than its bonds, other debt and preferred stock. Common stock may be exchange-traded or OTC. OTC common stock may be less liquid than exchange-traded stock.

Preferred Securities Risk.    There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral, and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights, and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk.    Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. In addition, the Fund may invest in fixed income and preferred securities rated less than investment grade that are sometimes referred to as high-yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks, especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices, in general, may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Options Risk.    The Sub-Adviser on behalf of the Fund may incur risks associated with the sale and purchase of call options and/or put options. The seller (writer) of a call option, which is covered (i.e., the writer holds the underlying security), assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of an uncovered call option may be unavailable for purchase, except at much higher prices, thereby reducing or

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eliminating the value of the premium. Purchasing securities to cover the exercise of an uncovered call option can cause the price of the securities to increase, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium investment in the call option. The seller (writer) of a put option which is covered (i.e., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security if the market price falls below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option.

Derivative Instruments Generally.    The Sub-Adviser on behalf of the Fund may use futures, options, swaps and other derivatives for investment purposes, for efficient portfolio management and to enhance investment performance. The Fund’s ability to use these strategies may be limited by market conditions, regulatory limits and tax considerations. Use of these strategies involves certain special risks, including: (i) dependence on the Sub-Adviser’s ability to predict movements in the price of securities and movements in interest rates; (ii) imperfect correlation between movements in the securities or currency on which a futures or options contract is based and movements in the securities or currencies; (iii) the absence of a liquid market for any particular instrument at any particular time; (iv) the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty; (v) possible impediments to effective portfolio management or the ability to meet repurchase requests or other short-term obligations because of the percentage of the Fund’s assets dedicated to margin; and (vi) the degree of leverage inherent in futures trading, i.e., the low margin deposits normally required in futures and swaps trading means that such trading may be highly leveraged. Accordingly, a relatively small price movement in a futures contract may result in an immediate and substantial loss to the Fund. These financial instruments may produce an unusually or unexpectedly high amount of losses. In addition, the Fund may, in the future, take advantage of opportunities with respect to certain other derivative financial instruments that are not presently contemplated for use or that are currently not available, but that may be developed, to the extent such opportunities are both consistent with the investment objective of the Fund and believed by the Sub-Adviser to be legally permissible. Special risks may apply in the future that cannot be determined at this time. The regulatory and tax environment for derivative financial instruments in which the Fund may participate is evolving, and changes in the regulation or taxation of such financial instruments may have a material adverse effect on the Fund.

Derivatives are highly specialized financial instruments that require investment techniques and risk analyses that are often different from those associated with the underlying securities to which they relate. The use of a derivative requires an understanding not only of the underlying instrument but also of the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions.

Because the markets for certain derivatives are relatively new and still developing, suitable derivatives transactions may not be available in all circumstances. Upon the expiration of a particular contract, the Sub-Adviser may wish to retain the Fund’s position in the derivative by entering into a similar contract, but may be unable to do so if the counterparty to the original contract is unwilling to enter into the new contract and no other suitable counterparty can be found. The Fund’s ability to use derivatives may also be limited by certain regulatory and tax considerations.

When managing the Fund’s exposure to market risks, the Sub-Adviser may from time to time use forward contracts, options, swaps, credit default swaps, caps, collars and floors or pursue other strategies or use other forms of derivative securities to limit exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates and commodity prices. Notwithstanding the foregoing, the Sub-Adviser is not required to employ hedging techniques and may choose not to do so. The success of any hedging or other derivative transactions generally will depend on the ability to correctly predict market changes, the degree of correlation between price movements of a derivative financial instrument, the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while the Fund may enter into a transaction in order to reduce exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

In connection with the Fund’s potential use of derivatives, the Adviser has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act (“CEA”) and the rules of the Commodity Futures Trading Commission (the “CFTC”) with respect to the Fund. The Adviser is therefore not subject to registration or regulation as a commodity pool operator under the CEA with respect to the Fund. The Funds is not intended as a vehicle for trading in the futures, commodity options or swaps markets. In addition, the Adviser is relying upon a related exclusion from the definition of commodity trading advisor under the CEA and the rules of the CFTC. The CFTC has neither reviewed nor approved the Advisor’s reliance on these exclusions, or the Funds, their investment strategies or this prospectus.

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Futures.    The Sub-Adviser may invest in futures on behalf of the Fund. Transactions in futures contracts carry a high degree of risk. Though the futures contract may require a much smaller amount of margin to be provided in comparison to the economic exposure which the futures contract provides to the relevant investment, index, rates, currency or physical commodity, investment in a futures contract creates a “gearing” or “leverage” effect. This means that a small margin payment can lead to enhanced losses as well as enhanced gains. It also means that a relatively small movement in the underlying reference investment, index, rate, currency or physical commodity can lead to a much larger proportional movement in the value of the futures contract. This may be to the financial benefit of the Fund as well as its detriment.

Futures positions may be illiquid because, for example, many commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits”. Under such daily limits, during a single trading day no trades may be executed at prices beyond the daily limits. Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Fund from promptly liquidating unfavorable positions and subject the Fund to substantial losses. In addition, the Fund may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or a regulator may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. In addition, various exchanges impose speculative position limits on the number of positions that may be held in particular commodities. Trading in commodity futures contracts and options are highly specialized activities that may entail greater than ordinary investment or trading risks. Furthermore, low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss.

The CFTC and US commodities exchanges have established limits (referred to as “speculative position limits”) on the maximum net long or net short speculative positions that any person may hold or control in any particular futures or options contracts traded on US commodities exchanges. All accounts managed and controlled by an investment adviser and its principals will be combined (that is, aggregated) for position limit purposes. The possibility exists that from time to time the positions held or controlled by the Sub-Adviser may have to be modified or liquidated to avoid exceeding applicable position limits, even though the positions attributable to the Fund do not themselves trigger the position limits, which could result In substantial costs and losses to the Fund.

In addition, the US Dodd Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) significantly expanded the CFTC’s authority to impose position limits with respect to futures contracts, options on futures contracts, swaps that are economically equivalent to futures or options on futures, swaps that are traded on a regulated US exchange and certain swaps that perform a significant price discovery function. In response to this expansion of its authority, in 2012, the CFTC proposed a series of new speculative position limits with respect to futures and options on futures on so-called “exempt commodities” (which includes most energy and metals contracts) and with respect to agricultural commodities. Those proposed speculative position limits were vacated by a United States District Court, but the CFTC has again proposed a new set of speculative position rules which are not yet finalized (or effective). If the CFTC is successful in this second try, the size or duration of positions available to the Fund may be severely limited. All accounts owned or managed by the Sub-Adviser are likely to be combined for speculative position limit purposes. The Fund could be required to liquidate positions it holds in order to comply with such limits, or may not be able to fully implement trading instructions generated by its trading models, in order to comply with such limits. Any such liquidation or limited implementation could result in substantial costs to the Fund.

Credit Risk.    There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in Shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund Shares. In addition, a default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

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Risks Associated with Investments in Non-US Securities.    The Fund may invest its assets in equity and equity related securities of non-US issuers, depository receipts and other securities or instruments that represent an indirect interest in securities of non-US issuers, collective vehicles that invest in non-US securities and other securities, derivatives or instruments whose performance is linked to the performance of non-US securities or baskets of non-US securities. Investments in non-US securities are affected by risk factors generally not thought to be applicable to investments in the United States. Such factors include, but are not limited to, the following: varying custody, brokerage and settlement practices; difficulty in valuation and pricing; less public information about issuers of non-US securities; less governmental regulation and supervision over the issuance and trading of securities; the unavailability of financial information regarding the non-US issuer or the difficulty of interpreting financial information prepared under non-US accounting standards; less liquidity and more volatility in non-US security markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of the Fund between different countries; difficulties in invoking the legal process outside of the US and enforcing contractual obligations; and the difficulty of assessing economic trends in non-US countries. Moreover, governmental issuers of non-US securities or other instruments may be unwilling to repay principal and interest due when due, and may require that the conditions for payment be renegotiated. Investment in non-US countries also involves higher brokerage and custodian expenses than does investment in US securities traded on a US securities exchange or market.

Risks Related to the Fund’s Operations

No Operating History.    The Fund is a non-diversified, closed-end management investment company with no performance history that investors can use to evaluate the Fund’s investment performance. The operating expenses for funds with no or limited performance histories, including start-up costs, which may be significant, may be higher than the expenses of established funds.

Newly Formed Adviser Risk.    The Adviser is newly formed and, as a result, has not previously served as investment adviser to a registered investment company. Since its inception in 2020, the Adviser’s activities have been limited to organizational and fundraising activities. As a start-up company, the Adviser has no operating history and has limited liquidity. The Fund and its investors are subject to the risk that the Adviser will wind-down its business before the Fund reaches the end of its full term.

Shareholder Dilution Risk.    During the initial ramp-up period, shareholders should expect that they will, at the completion of subsequent Closings, own a smaller proportional interest in the Fund as a result of such Closings. The Adviser cannot state precisely the amount of any such dilution in ownership that will occur during the ramp-up period because it does not know at this time the amount that each subsequent Closing will be in relation to the Fund’s then-current Shares outstanding. Shareholders will experience a disproportionately greater decrease in their participation in the Fund’s earnings and assets and their voting power than the increase the Fund will experience in its assets, potential earning power and voting interests due to such Closings. Further, if existing shareholders do not purchase any Shares at a subsequent Closing to maintain their percentage interest, their voting power will be diluted.

Cybersecurity Risk.    Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund, the Adviser, the Sub-Adviser, Private Equity Investors, and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years, and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

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Distribution Policy Risk.    Following the liquidation of each Private Equity Investment, the Fund expects to make reasonable distributions to shareholders with the net return from such investment. The Adviser may need to retain some of the distributions to ensure adequate cash flow for fees, expenses, redemptions, or other liabilities of the Fund. Any retained amount will be subject to Board approval. The timing of these distributions will be made in accordance with IRS regulations. The distribution policy may be modified by the Board from time to time. All or a portion of a distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their Shares and potentially increase the taxable gain, if any, upon disposition of their Shares. The Board is expected to convene semi-annually to consider whether or not to authorize a repurchase offer. The Board expects that repurchase offers, if authorized, will be made no more frequently than on a quarterly basis and will typically have a valuation date as of March 31, June 30, September 30 or December 31 (or, if any such date is not a Business Day, on the last Business Day of such semi-annual period).

Fees and Expenses.    Shareholders pay certain fees (e.g., the Management Fee) and expenses of the Fund. The Fund’s expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities Private Equity investments are expected to pay a 1-1.1% administrative fee (annually) on committed capital (which will be built into the Aggregator or Deal Service Vehicles) and upon liquidation of the aggregator (each co-investment) a carried interest charge that will be passed to the applicable Private Equity Investor. Shareholders will pay a pro rata share of asset-based and carried interest fees associated with the Fund’s underlying investments. These fees are paid by the underlying investments, Aggregator or Deal Service Vehicle and not paid directly by the Fund. Carried interest charges are expected to be typically 10% to 20% of an Aggregator or Deal Series Vehicle’s net profits on a Private Equity Investment upon its liquidation, although it is possible that such amounts may be exceeded for certain Aggregators or Deal Series Vehicles.

Legal and Regulatory Risks.    Recent legal and regulatory changes, and additional legal and regulatory changes that could occur during the term of the Fund may substantially affect private equity funds and such changes may adversely impact the performance of the Fund. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds has undergone substantial change in recent years and such change may continue. Greater regulatory scrutiny may increase the Fund’s, the Adviser’s and the Sub-Adviser’s exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on the Fund, the Adviser and the Sub-Adviser, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

With the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), there have been extensive rulemaking and regulatory changes that affect private fund managers, the funds that they manage, and the financial industry as a whole. The Dodd-Frank Act, among other things, grants regulatory authorities broad rulemaking authority to implement various provisions of the Dodd-Frank Act. The impact of the Dodd-Frank Act, and of follow-on regulation, is impossible to predict. There can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not have a material adverse effect on the Fund, significantly reduce the profitability of the Fund or impair the ability of the Fund to achieve its investment objectives. The implementation of the Dodd-Frank Act also could adversely affect the Fund by increasing transaction and/or regulatory compliance costs. In addition, greater regulatory scrutiny may increase the Fund’s, the Adviser’s and the Sub-Adviser’s exposure to potential liabilities.

Liquidity Risk.    The Fund is a closed-end investment company structured as a “tender offer fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the Shares, and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s repurchase offers. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives, or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Illiquid Investments.    Investments held by the Fund directly may be or become illiquid which may affect the ability of the Fund to exit such investments and the returns made by the Fund. Such illiquidity may result from various factors, such as the nature of the instrument being traded, or the nature and/or maturity of the market in which it is being traded, the size of the position being traded, or because there is no established market for the relevant securities. Even

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where there is an established market, the price and/or liquidity of instruments in that market may be materially affected by certain factors. Securities and commodity exchanges typically have the right to suspend or limit trading in any instrument traded on that exchange. It is also possible that a governmental authority may suspend or restrict trading on an exchange or in particular securities or other instruments traded. A suspension could render it difficult for the Fund to liquidate positions and thereby might expose the Fund to losses.

Management Risk.    The net asset value of the Fund changes daily based on the performance of the Private Equity Investments and/or securities in which it invests. The Adviser’s and Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of a particular Private Equity Investment and/or security in which the Fund invests respectively may prove to be incorrect and may not produce the desired results. The Fund’s portfolio manager and certain principals of the Adviser do not have experience in managing a closed-end fund.

Repurchase Policy Risks.    Repurchases by the Fund of its Shares typically will be funded by liquidating the Fund’s investments managed by the Sub-Adviser but may be funded using a line of credit. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Sub-Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of Shares will tend to reduce the number of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional Shares are not sold. In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders.

Use of Leverage.    Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the Shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders, or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

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The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment and may lose all of its capital.

Risks Relating to Accounting, Auditing and Financial Reporting.    The Fund may invest in portfolio companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund may be incomplete, inaccurate and/or significantly delayed. The Fund may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such portfolio companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Reliance on Service Providers.    Other than its officers, the Fund has no employees. The Fund must therefore rely upon the performance of service providers to perform its executive functions. In particular, the Adviser, the Sub-Adviser, the Administrator, the Custodian, the Transfer Agent, and their respective delegates, if any, will perform services that are integral to the Fund’s operations and financial performance. Failure by any service provider to carry out its obligations to the Fund in accordance with the terms of its appointment, to exercise due care and skill, or to perform its obligations to the Fund at all as a result of insolvency, bankruptcy or other causes could have a material adverse effect on the Fund’s performance and returns to shareholders. The termination of the Fund’s relationship with any service provider, or any delay in appointing a replacement for such service provider, could materially disrupt the business of the Fund and could have a material adverse effect on the Fund’s performance and returns to shareholders.

Information Technology Systems.    The Fund is dependent on the Adviser for certain management services as well as back-office functions. The Adviser, Private Equity Investors and the Sub-Adviser depend on information technology systems in order to assess investment opportunities, strategies and markets and to monitor and control risks for the Fund. Information technology systems are also used to trade in the underlying investments of the Fund. It is possible that a failure of some kind that causes disruptions to these information technology systems could materially limit the Adviser’s, Private Equity Investors’ or Sub-Adviser’s ability to adequately assess and adjust investments, formulate strategies and provide adequate risk control. Any such information technology-related difficulty could harm the performance of the Fund. Further, failure of the back-office functions of the Sub-Adviser to process trades with respect to the portion of the Fund’s portfolio allocated to the Sub-Adviser in a timely fashion could prejudice the investment performance of the Fund.

Misconduct of Employees and of Service Providers.    Misconduct or misrepresentations by employees of the Adviser, Sub-Adviser or service providers could cause significant losses to the Fund. Employee misconduct may include binding the Fund to transactions that exceed authorized limits or present unacceptable risks and unauthorized trading activities or concealing unsuccessful trading activities (which, in any case, may result in unknown and unmanaged risks or losses) or making misrepresentations regarding any of the foregoing. Losses could also result from actions by service providers, including, without limitation, failing to recognize trades and misappropriating assets. In addition, employees and service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Fund’s business prospects or future marketing activities. Despite the Adviser’s or Sub-Adviser’s due diligence efforts, misconduct and intentional misrepresentations may be undetected or not fully comprehended, thereby potentially undermining the Adviser’s or Sub-Adviser’s due diligence efforts. As a result, no assurances can be given that the due diligence performed by the Adviser and Sub-Adviser will identify or prevent any such misconduct.

RIC Qualification Risk.    Special tax risks are associated with an investment in the Fund. The Fund intends to qualify as a “regulated investment company” or “RIC” under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the interests in the Fund and the amount of the Fund’s distributions.

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Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability.    The Fund will distribute substantially all of its net investment income and gains to shareholders. These distributions are taxable as ordinary income or capital gains to the shareholder. The Fund will inform shareholders of the amount and character of its distributions to shareholders. See “Material U.S. Federal Income Tax Considerations” below for more information. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98% of its capital gain net income, plus any such amounts that were not distributed in previous tax years, then the Fund will be subject to a non-deductible 4% excise tax with respect to the Fund’s non-distributed amounts.

Significant Financial Intermediaries.    To the extent that substantial numbers of investors have a relationship with a particular financial intermediary, such financial intermediary may have the ability to influence investor behavior, which may affect the Fund. To the extent that such financial intermediary exercises collective influence over such investors’ decisions to request repurchase of Shares, the Fund may make larger tender offers than would otherwise be the case. Substantial acceptance of the Fund’s offers to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the performance of the Fund and the value of the Shares.

Similarly, if such financial intermediaries exercise collective influence over such investors’ voting of such Shares, they could, subject to compliance with SEC rules and state law, change the composition of the Board, which in turn could lead to a change in the Adviser or Sub-Adviser to the Fund. If effected, such changes could have a material adverse effect on the performance of the Fund and the value of the Shares.

Market Conditions Risk.    Market risk is risk associated with changes in, among other things, market prices of securities or commodities or foreign exchange or interest rates and there are certain general market conditions in which any investment strategy is unlikely to be profitable. From time to time, multiple markets could move together against the Fund’s investments, which could result in significant losses. Such movement would have a material adverse effect on the performance of the Fund and returns to shareholders. The Adviser and Sub-Adviser have no ability to control such market conditions.

General economic and market conditions, such as currency and interest rate fluctuations, availability of credit, inflation rates, economic uncertainty, changes in laws, trade barriers, currency exchange controls and national and international conflicts or political circumstances, as well as natural disasters, may affect the price level, volatility and liquidity of securities. Economic and market conditions of this nature could result in significant losses for the Fund, which would have a material adverse effect on the performance of the Fund and returns to shareholders.

The instability in the financial markets in prior years has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation, and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

The prices of the Funds’ investments, and therefore the NAV of the Fund, can be highly volatile. Price movements of forward contracts, futures contracts and other derivative contracts in which the Fund may invest are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments and interest rate-related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move

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rapidly in the same direction because of, among other things, interest rate fluctuations. Moreover, since internationally there may be less government supervision and regulation of worldwide stock exchanges and clearinghouses than in the United States, the Fund also is subject to the risk of the failure of the exchanges on which their positions trade or of their clearinghouses, and there may be a higher risk of financial irregularities and/or lack of appropriate risk monitoring and controls.

Global stock and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective debt financings to widen considerably. The recent instability in the credit markets has made it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. There is a risk that such issuers will be unable to successfully complete such financing or refinancing. In particular, because of the current conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. There is also a risk that developments in sectors of the credit markets in which the Fund does not invest may adversely affect the liquidity and the value of securities in sectors of the credit markets in which the Fund does invest, including securities owned by the Fund.

Pandemic Risk.    Disease outbreaks that affect local economies or the global economy may materially and adversely impact our investment funds and portfolios and/or our business. For example, uncertainties regarding the novel Coronavirus (COVID-19) outbreak have resulted in serious economic disruptions across the globe. These types of outbreaks can be expected to cause severe decreases in core business activities such as manufacturing, purchasing, tourism, business conferences and workplace participation, among others. These disruptions lead to instability in the marketplace, including stock market losses and overall volatility, as has occurred in connection with COVID-19. In the face of such instability, governments may take extreme and unpredictable measures to combat the spread of disease and mitigate the resulting market disruptions and losses. In the event of a pandemic or an outbreak, there can be no assurance that we or our and our investment funds’ and portfolios’ service providers will be able to maintain normal business operations for an extended period of time or will not lose the services of key personnel on a temporary or long-term basis due to illness or other reasons. The full impacts of a pandemic or disease outbreaks are unknown, resulting in a high degree of uncertainty for potentially extended periods of time.

ERISA Matters.    Most pension and profit sharing plans, individual retirement accounts and other tax-advantaged retirement funds are subject to provisions of the Code, or the Employee Retirement Income Security Act of 1974 (“ERISA”), or both, which may be relevant in deciding whether such an investor should invest in the Fund. There may, for example, be issues as to whether such an investment is “prudent” or whether it results in “prohibited transactions.” Legal counsel should be consulted by such an investor before investing in the Fund.

Risks Related to a Subscription for Shares

Non-Revocable Subscriptions.    Investors will subscribe for Shares issued by the Fund for the aggregate U.S. dollar purchase price on the signature page of their subscription agreement, on the terms and conditions set forth therein. Subscriptions are binding upon their submission and cannot be withdrawn, terminated, revoked, transferred or assigned by the prospective investor. Investors will not know the purchase price per Share at the time they submit their subscription agreement and could receive fewer Shares than anticipated.

Share Purchase Price.    The purchase price at which investors will purchase Shares will be determined at each Closing Date and will be based on the NAV of the Fund, plus any applicable sales charges as described herein. Investors will not know the purchase price per Share at the time they submit their subscription agreement. It is possible that the NAV of the Fund will be higher as of the Closing Date than it is at the time an investor submits their subscription agreement, meaning that the investor could receive fewer shares than anticipated.

Rejection of Subscriptions.    A subscription may be rejected in whole or in part by the Fund, in its sole and absolute discretion. If a prospective investor’s subscription is rejected, any payment for such subscription (without interest) will be returned to the extent of such rejection.

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Additional Risks related to the Sub-Adviser’s Investment Strategy

Model and Data risk.    Although the Sub-Adviser may rely on traditional discretionary input from its and its affiliates’ investment management personnel in managing the Fund’s portfolio, the Sub-Adviser will rely heavily on quantitative models (both proprietary models developed by the Sub-Adviser, and those supplied by third parties, collectively, “Models”) and information and data both developed by the Sub-Adviser and those supplied by third parties (collectively, “Data”) rather than granting trade-by-trade discretion to the Sub-Adviser’s investment professionals. In combination, Models and Data are used to construct investment decisions, to value both current and potential investments (including, without limitation, for trading purposes and for purposes of determining net asset value), to provide risk management insights and to assist in hedging the Fund’s positions and investments. Models and Data are known to have errors, omissions, imperfections and malfunctions (collectively, “System Events”). System Events in third-party Models are generally entirely outside of the control of the Sub-Adviser.

The Sub-Adviser seeks to reduce the incidence and impact of System Events, to the extent feasible, through a combination of internal testing, simulation, real-time monitoring, use of independent safeguards in the overall portfolio management process and often in the software code itself. Despite such testing, monitoring and independent safeguards, System Events will result in, among other things, the execution of unanticipated trades, the failure to execute anticipated trades, delays in the execution of anticipated trades, the failure to properly allocate trades, the failure to properly gather and organize available data, the failure to take certain hedging or risk reducing actions and/or the taking of actions which increase certain risk(s) — all of which may have materially negative effects on the Fund and/or its returns. System Events in third-party provided Data are generally entirely outside the control of the Sub-Adviser.

The research and modelling processes engaged in by the Sub-Adviser are extremely complex and involve the use of financial, economic, econometric and statistical theories, research and modelling; the results of this investment approach must then be translated into computer code. Although the Sub-Adviser seeks to hire individuals skilled in each of these functions and to provide appropriate levels of oversight and employ other mitigating measures and processes, the complexity of the individual tasks, the difficulty of integrating such tasks, and the limited ability to perform “real world” testing of the end product, even with simulations and similar methodologies, raise the chances that Model code may contain one or more coding errors, thus potentially resulting in a System Event and further, one or more of such coding errors could adversely affect the Fund’s investment performance.

The investment strategies of the Sub-Adviser are highly reliant on the gathering, cleaning, culling and performing of analysis of large amounts of Data. Accordingly, Models rely heavily on appropriate Data inputs. However, it is impossible and impracticable to factor all relevant, available Data into forecasts, investment decisions and other parameters of the Models. The Sub-Adviser will use its discretion to determine what Data to gather with respect to each investment strategy and what subset of that Data the Models take into account to produce forecasts which may have an impact on ultimate investment decisions. In addition, due to the automated nature of Data gathering, the volume and depth of Data available, the complexity and often manual nature of Data cleaning, and the fact that the substantial majority of Data comes from third-party sources, it is inevitable that not all desired and/or relevant Data will be available to, or processed by, the Sub-Adviser at all times. Irrespective of the merit, value and/or strength of a particular Model, it will not perform as designed if incorrect Data is fed into it which may lead to a System Event potentially subjecting the Fund to a loss. Further, even if Data is input correctly, “model prices” anticipated by the Data through the Models may differ substantially from market prices, especially for financial instruments with complex characteristics, such as derivatives.

Where incorrect or incomplete Data are available, the Sub-Adviser may, and often will, continue to generate forecasts and make investment decisions based on the Data available to it. Additionally, the Sub-Adviser may determine that certain available Data, while potentially useful in generating forecasts and/or making investment decisions, is not cost effective to gather due to, among other factors, the technology costs or third-party vendor costs and, in such cases, the Sub-Adviser will not utilize such Data. The Sub-Adviser has full discretion to select the Data it utilizes. The Sub-Adviser may elect to use or may refrain from using any specific Data or type of Data in generating forecasts or making trading decisions with respect to the Models. The Data utilized in generating forecasts or making trading decisions underlying the Models may not be (i) the most accurate data available or (ii) free of errors. The Data set used in connection with the Models is limited. The foregoing risks associated with gathering, cleaning, culling and analysis of large amounts of Data are an inherent part of investing with a quantitative, process-driven, systematic adviser such as the Sub-Adviser.

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When Models and Data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose the Fund to potential losses and such losses may be compounded over time. For example, by relying on Models and Data, the Sub-Adviser may be induced to buy certain investments at prices that are too high, to sell certain other investments at prices that are too low, or to miss favorable opportunities altogether. Similarly, any hedging based on faulty Models and Data may prove to be unsuccessful and when determining the net asset value, any valuations of the Fund’s investments that are based on valuation Models may prove to be incorrect. In addition, Models may incorrectly forecast future behavior, leading to potential losses on a cash flow and/or a mark-to-market basis. Furthermore, in unforeseen or certain low-probability scenarios (often involving a market event or disruption of some kind), Models may produce unexpected results which may or may not be System Events.

Errors in Models and Data are often extremely difficult to detect, and, in the case of Models, the difficulty of detecting System Events may be exacerbated by the lack of design documents or specifications. Regardless of how difficult their detection appears in retrospect, some System Events may go undetected for long periods of time and some may never be detected. Finally, when a System Event is detected, the Sub-Adviser, in its sole discretion, may choose not to address or fix such System Event. When a System Event is detected, the Sub-Adviser generally will not, as part of the review of circumstances leading to the System Event, perform a materiality analysis on the potential impact of a System Event. The Sub-Adviser believes that the testing and monitoring performed on Models will enable the Sub-Adviser to identify and address those System Events that a prudent person managing a quantitative, systematic and computerized investment program would identify and address by correcting the underlying issue(s) giving rise to the System Events, however there is no guarantee of the success of such processes. Shareholders should assume that System Events and their ensuing risks and impact are an inherent part of investing with a process-driven, systematic sub-adviser such as the Sub-Adviser. Accordingly, the Sub-Adviser does not expect to disclose discovered System Events to the Fund or to Shareholders.

The Fund will bear the risks associated with the reliance on Models and Data including bearing all losses related to System Events other than in relation to losses arising from the Sub-Adviser’s willful default, fraud or gross negligence or breach of fiduciary duty under ERISA, if applicable.

Obsolescence risk.    The Sub-Adviser is unlikely to be successful in the deployment of its quantitative, systematic, investment strategies unless the assumptions underlying the Models are realistic and either remain realistic and relevant in the future or are adjusted to account for changes in the overall market environment. If such assumptions are inaccurate or become inaccurate and are not promptly adjusted, it is likely that the Models will not generate profitable trading signals or otherwise produce insights helpful to marking investment decisions for the Fund. If and to the extent that the Models do not reflect certain relevant factors, and the Sub-Adviser does not successfully address such omission through its testing and evaluation by modifying the Models accordingly, major losses may result — all of which will be borne by the Fund. The Sub-Adviser will continue to test, evaluate and add new Models which may lead to the existing Models being modified from time to time. Shareholders will not be informed of nor will approve the addition, modification or removal of any Models. There can be no assurance as to the effects (positive or negative) of any changes including additions, modifications and removal of the Models on the Fund’s performance.

Crowding: Model convergence.    There is significant competition among quantitatively-focused managers and the ability of the Sub-Adviser to deliver returns that have a low correlation with global aggregate equity markets and other hedge funds is dependent on its ability to employ Models that are simultaneously profitable and differentiated from those employed by other market participants. If the Sub-Adviser is unable to develop sufficiently differentiated Models, the Fund’s investment objective may not be met. In addition, if the Models come to resemble those employed by other managers, there is an increased risk that a market disruption may negatively affect predictive Models such as those employed by the Sub-Adviser, as such a disruption could accelerate reductions in liquidity or rapid re-pricing due to simultaneous trading across a number of funds utilizing Models (or similar quantitatively-focused investment strategies) in the marketplace.

Trading systems and execution of orders.    The Sub-Adviser relies extensively on computer programs, systems, technology, Data and Models to implement its execution strategies and algorithms. The Sub-Adviser’s investment strategies, trading strategies and algorithms depend on its ability to establish and maintain an overall market position in a combination of financial instruments selected by the Sub-Adviser. There is a risk that the Sub-Adviser’s proprietary algorithmic trading systems may not be able to adequately react to a market event without serious disruption. Further, trading strategies and algorithms may malfunction causing severe losses. While the Sub-Adviser has employed tools to allow for human intervention to respond to significant system malfunctions, it cannot be guaranteed that losses will not occur in such circumstances as unforeseen market events and disruptions and execution system issues.

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Orders may not be executed in a timely and efficient manner due to various circumstances, including, without limitation, trading volume surges or systems failures attributable to the Sub-Adviser, the Sub-Adviser’s counterparties, brokers, dealers, agents or other service providers. In such event, the Sub-Adviser might only be able to acquire or dispose of some, but not all, of the components of such position, or if the overall position were to need adjustment, the Sub-Adviser might not be able to make such adjustment. As a result, the Fund would not be able to achieve the market position selected by the Sub-Adviser, which may result in a loss.

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MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the oversight of the overall management of the Fund, including supervision of the duties performed by the Adviser and the Sub-Adviser. The Board is comprised of four Trustees. The Trustees are responsible for overseeing the Fund’s management, including the implementation of investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

ALTI, LLC serves as the Fund’s investment adviser (the “Adviser”). The Adviser, located at 175 Varick Street, New York, NY, is a limited liability company. The Adviser formed in 2020 has not previously managed a registered investment company. Since its inception, the Adviser’s activities have been limited to organizational and fundraising activities.

ALTI’s Investment Committee will make all private equity investment decisions on behalf of the Fund. The Investment Committee is made up of three investment professionals with over 30 years of collective experience in evaluating and investing private equity opportunities. The Investment Committee will create specified parameters for the Private Equity Investors on what types of deals that they should present to the Committee for review. Parameters may include, but are not limited to geography, size, industry, and manager.

The Fund is a party to an investment management agreement with the Adviser (the “Investment Management Agreement”). Pursuant to the Investment Management Agreement, the Adviser provides the Fund with ongoing investment guidance, policy direction and monitoring of the Fund, subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund; buys, retains and sells the Fund’s portfolio investments; selects brokers or dealers to execute transactions; provides investment research; maintains or causes to be maintained all required books, records, and reports and other information required for the proper operation of the Fund; and furnishes all other services required in connection with management of the Fund. The discussion regarding the Board’s basis for approving the Advisory contract will be included in the annual/semi-annual report, as applicable.

In consideration of the Advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser a monthly fee of 0.1083333% (1.30% on an annualized basis) of the Fund’s month-end net assets. The Management Fee is an expense paid out of the Fund’s net assets and is computed based on the value of the monthly net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month). A select number of holdings in which the Fund may invest may charge the portfolio company a performance fee to be paid to Private Equity Investor. Shareholders will indirectly pay a pro rata share of any asset-based or performance fees paid by such portfolio company.

The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including the Advise’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, interest, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, short selling expenses, expenses incurred in connection with any merger or reorganization, indirect expenses, expense of other investment companies or Underlying Pools in which a Fund may invest, or extraordinary expenses such as litigation) in respect of Class A, Class D, and Class I Shares, to the extent that such expenses exceed 3.00%, per annum of the Fund’s average daily net assets. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of (i) the expense cap in place at the time of waiver or (ii) the time of recoupment. The Expense Limitation Agreement will remain in effect until at least March 31, 2025, unless sooner terminated as provided in Paragraph 5 of the Expense Limitation Agreement, and shall

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continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund. The expense reimbursement agreement will remain in effect for a two-year term beginning with the commencement of operations, unless terminated by the Fund’s Board of Trustees upon sixty (60) days written notice to the Adviser. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. The expense reimbursement agreement is an agreement between the Fund and the Adviser for the Fund to reimburse set-up costs and any expenses incurred by the Fund which the Adviser pays on behalf of the Fund as long as the reimbursement does not exceed the Expense Limitation.

Sub-Adviser

Numeric Investors LLC serves as the Fund’s Sub-Adviser. The Sub-Adviser is a limited liability company organized under the laws of the State of Delaware, United States, and is a majority-owned indirect subsidiary of Man Group plc. Numeric Investors LLC was founded in 1989, manages assets for clients globally and has been investing in various financial instruments on behalf of its clients, including, without limitation, foreign securities for many years. The Sub-Adviser will be responsible for investing any cash in the Fund’s portfolio not otherwise directly invested and/or committed in Private Equity Investments as determined by the Adviser. The Sub-Adviser will manage such amounts in financial instruments that will seek to provide a return profile that is similar to the U.S. buyout segment of private equity. Investments managed by the Sub-Adviser offer liquidity to shareholders, carry no incentive fees, and may invest in all types of equity securities and equity-linked securities across a range of market capitalizations. In consultation with the Adviser, the Sub-Adviser may incorporate hedging techniques using financial derivative instruments. After the initial ramp-up period, the Fund expects to allocate approximately 20% of its assets to the Sub-Adviser and/or money market instruments. The investments managed by the Sub-Adviser will be liquidated after all Private Equity Investments have been liquidated. The discussion regarding the Board’s basis for approving the sub-advisory contract will be included in the annual/semi-annual report, as applicable.

The Sub-Adviser will receive the Sub-Adviser Management Fee, which is an expense paid out of the Fund’s net assets.

Private Equity Investors

Private Equity Investors will generally focus on providing the Fund with access to investment opportunities in the U.S.-based leveraged buyouts and growth spaces in specified geographic areas, industry groups or company sizes, as outlined by the Adviser. Many Private Equity Investors traditionally focus on investment opportunities in U.S.-based mid and large-cap companies and continuation vehicles with established, profitable, U.S.-based businesses (rather than early stage or emerging markets). Large-cap opportunities are defined as private companies with total enterprise value of at least $3.5 billion and all opportunities that fit into this category may be presented by certain limited partners to the Fund ahead of other clients based on ALTI’s relationships with these firms and their desire to access a greater pool of individual investors. Continuation vehicles involve the creation of a new fund to acquire one or more assets from an original or existing fund. Private Equity Investors’ Investment Teams review deals sourced firm-wide through a number of sources. Before they present a deal to the Adviser for consideration, the Private Equity Investor will conduct due diligence on the opportunity. The due diligence process typically includes a review of all relevant materials pertaining to the investment opportunity (e.g. management presentation, confidential information memorandums, third-party diligence reports, etc.), extensive financial analysis and diligence sessions with the lead private equity sponsor. This information is provided to the Fund’s Investment Committee for further evaluation on behalf of the Fund.

Administrator, Accounting Agent and Transfer Agent

UMB Fund Services, Inc., located at, 235 West Galena Street, Milwaukee, WI 53212 serves as Administrator, Accounting Agent, and Transfer Agent. For its services as Administrator, Accounting Agent, and Transfer Agent, the Fund pays UMBFS a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out-of-pocket expenses.

Custodian

UMB Bank, N.A. with its principal place of business located at 928 Grand Blvd., 10th Floor, Kansas City, MO 64106 serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

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Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any interested Trustee of the Fund.

UMBFS is obligated to pay expenses associated with providing the services contemplated by a Master Services Agreement (administration, accounting, and transfer agent), including compensation of and office space for its officers and employees and administration of the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the Custodian and Transfer Agent, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s repurchase offers, (xii) distribution and shareholder servicing fees, (xiii) fees and expenses associated with the Fund’s investment in Deal Series Vehicles or similar indirect investment structures, including administrative fees and carried interest payable to any Private Equity Investor in connection therewith, and, (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of Shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the Shares.

The Investment Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to a broker or dealer affiliated with the Adviser or Sub-Adviser is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A “control person” is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of December 1, 2022, the name, address, and percentage of ownership of each entity or person that owned of record or beneficially 25% or more of the outstanding Shares of the Fund were as follows:

Name & Address	Percentage Owned
None	N/A

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DETERMINATION OF NET ASSET VALUE

The Fund calculates its NAV as of the last Business Day of each calendar month as noted below, and at such other times as the Board, upon advice from the Adviser, may determine, including in connection with repurchases of Shares.

The Class A Shares’ net assets plus the Class D Shares’ net assets plus the Class I Shares’ net assets equal the total value of the net assets of the Fund. The Class A Share net asset value, the Class D Share net asset value, and the Class I net asset value will each be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will vary over time. The Valuation Committee of the Adviser oversees the valuation of the Fund’s investments in accordance with written policies and procedures that the Board has approved for purposes of determining the value of securities held by the Fund, including, if applicable, the fair value of the Fund’s investments. The valuation of the Fund’s investments is ordinarily calculated monthly by UMBFS in its capacity as the Fund’s independent administrator, pursuant to the Trust’s valuation procedures and in consultation with the Adviser.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of the Fund’s investments. Potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, conflicts related to members of the Investment Committee having outside employment or interests, and conflicts relating to the selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any).

The Adviser and the Sub-Adviser have each adopted policies and procedures and have structured their portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

Any soft dollar payments utilized by the Sub-Adviser to pay for products and services will endeavor to be within the safe harbor provided by Section 28(e) of the Securities Exchange Act of 1934, as amended.

Private Equity Investors will also face conflicts of interest in allocating investment opportunities in Private Equity Investments between the Fund and other pooled investment vehicles they may manage or to which they may otherwise have obligations. Unlike the Advisers, however, Private Equity Investors will have no express fiduciary duty to the Fund, but will only be bound by their respective commitments set forth in transaction agreement. In addition, Private Equity Investors may face a conflict in presenting opportunities to the Fund with respect to certain Private Equity Investments, in that the Private Equity Investor will only be entitled to receive fees through a Deal Series Vehicle they may sponsor to the extent the Adviser approves a particular investment.

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REPURCHASES OF SHARES

No Right of Redemption

No shareholder or other person holding Shares acquired from a shareholder will have the right to require the Fund to redeem the Shares. No public market for Shares exists, and none is likely to develop in the future. Consequently, shareholders may not be able to liquidate their investments other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases

The Fund may, from time to time, repurchase Shares from its shareholders in accordance with written tenders by shareholders at those times, in those amounts, and on such terms and conditions as the Board may determine. In determining whether the Fund should offer to repurchase Shares from shareholders, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser generally recommends to the Board that the Fund offer to repurchase Shares from shareholders at least biannually on the last Business Day of June and December but up to quarterly on the last Business Day of March, June, September and December (the “Valuation Date”).

The Fund will require that each tendering shareholder maintain a minimum of $25,000 in the Fund if the tendering shareholder is not tendering all their outstanding Shares.

In determining whether to accept the Adviser’s recommendation to repurchase Shares, the Board may consider the following factors, among others:

•        whether any shareholders have requested to tender Shares to the Fund;

•        the liquidity of the Fund’s assets;

•        the investment plans and working capital and reserve requirements of the Fund;

•        the history of the Fund in repurchasing Shares;

•        the availability of information as to the value of the Fund’s assets;

•        the conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•        any anticipated tax or regulatory consequences to the Fund of any proposed repurchases of Shares; and

•        the recommendations of the Adviser.

The Fund will repurchase Shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all shareholders of the Fund. The value of a shareholder’s Shares that are being repurchased will be equal to their aggregate NAV as of the Valuation Date. When the Board determines that the Fund will repurchase Shares, notice will be provided to shareholders, either in a mailing or through a publication of a summary advertisement in a newspaper, describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender Shares during the period that a tender offer is open may obtain the estimated aggregate NAV of their Shares by contacting the Administrator during the period at the contact number provided in the shareholder’s repurchase materials.

Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Shares from its shareholders. The Fund does not impose any charges in connection with repurchases of Shares.

The Fund expects to employ the following repurchase procedures:

•        If the Board elects to offer to repurchase Shares in the Fund, the Fund will send each shareholder a tender offer or publish a summary advertisement in a newspaper that explains the terms and conditions of the tender offer. This tender offer will be sent to shareholders or published at least 20 Business Days prior to the date on which the shareholder must notify the Fund that the shareholder has elected to tender Shares to the Fund.

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•        A shareholder choosing to tender Shares for repurchase must do so within the Notice Date Period, which generally will be between 115 to 95 calendar days prior to the Valuation Date, which is generally expected to be the last Business Day of March, June, September, or December. Shares or portions of them will be valued as of the Valuation Date. This means, for example, that the Notice Date Period for a tender offer having a December 31 Valuation Date would be between September 7 and September 27.

•        Promptly after the Notice Date Period, the Fund will issue to each shareholder whose Shares (or portions of them) have been accepted for repurchase, a statement showing the number of shares accepted for repurchase entitling the shareholder to be paid an amount equal to the value, determined as of the Valuation Date (the “Payment Amount”), of the repurchased Shares.

•        The rights for the Shares tendered for repurchase will be non-transferable and non-negotiable. A shareholder who has tendered their Shares for repurchase (the “Payee”) shall retain all rights, with respect to tendered Shares, to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment date. Except as otherwise provided, such Payee shall not be a shareholder of the Fund and shall have no other rights (including, without limitation, any voting rights) under the Fund’s Agreement and Declaration of Trust. For purposes of calculating the value of the repurchased Shares, the amount payable to the Payee will take into account and include all Fund income, gains, losses, deductions and expenses that the Payee would have been allocated for tax and book purposes had the Payee remained the owner of the repurchased Shares until the Valuation Date. If the Fund is liquidated or dissolved prior to the original Valuation Date, the Valuation Date shall become the date on which the Fund is liquidated or dissolved, and the value of the repurchased Shares will be calculated in accordance with the foregoing sentence.

•        The initial payment (the “Initial Payment”) with respect to the tendered Shares will be made in an amount equal to at least 95% of the estimated value of the tendered Shares determined as of the Valuation Date. The Initial Payment will be made no later than the 65th day after the expiration of the tender offer.

•        The second and final payment (the “Final Payment”) is expected to be in an amount equal to the remainder of the value of the tendered Shares (or portion thereof), determined as of the Valuation Date based upon the results of the annual audit of the Fund’s financial statements for the fiscal year in which the Valuation Date of such repurchase occurred. The Adviser anticipates that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made 2 business days after the completion of such audit.

•        Although the amounts required to be paid by the Fund for the tendered Shares will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements or otherwise advisable, the Board will adopt revised procedures reasonably designed to provide shareholders substantially the same liquidity for Shares as would be available under the procedures described above. In the event that the Adviser or any of its affiliates holds Shares in the capacity of a shareholder, the Shares may be tendered for repurchase in connection with any tender offer made by the Fund.

A shareholder tendering only a portion of its Shares for repurchase will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase. If a shareholder tenders an amount that would cause the value of its Shares in the Fund to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the shareholder so that the value of the shareholder’s Shares is above the minimum or to repurchase all of the shareholder’s Shares.

The Fund expects to fund repurchases by liquidating its investment in the investments managed by the Sub-Adviser. Payment for repurchased Shares may require the Fund to liquidate earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment-related expenses as a result of higher portfolio turnover rates.

The Agreement and Declaration of Trust grants the Board the authority to repurchase the Shares, or any portion of them, of a shareholder or any person acquiring Shares from or through a shareholder, without consent or other action by the shareholder or other person, under certain circumstances and consistent with the federal securities laws.

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DISTRIBUTION POLICY

Following the liquidation of each Private Equity Investment, the Fund expects to make reasonable distributions to shareholders with the net return from such investment (after payment of any applicable carried interest to the Private Equity Investor). The Adviser may need to retain some of the distributions to ensure adequate cash flow for fees, expenses, redemptions or other liabilities of the Fund. Any retained amount will be subject to Board approval. The timing of these distributions will be made in accordance with IRS regulations. The distribution policy may be modified by the Board from time to time. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the Shares which will result in a higher tax liability when the Shares are sold, even if they have not increased in value, or, in fact, have lost value. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the Shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the Shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the distribution policy from time to time.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. holders, as defined below. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations or other tax-exempt investors, partnerships, shareholders who are not U.S. holders, shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. Prospective shareholders are encouraged to consult their own tax advisers regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

For purposes of discussion “U.S. holder” is a beneficial owner of Shares in the Fund that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia, any estate the income of which is subject to United States federal income tax regardless of the source of its income or any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons, as defined in Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust.

Taxation of the Fund

The Fund has elected and intends to qualify as a RIC under federal income tax law. In order to qualify for the special tax treatment accorded to RICs and their shareholders, the Fund must, among other things: (i) derive at least 90% of its gross income in each taxable year from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies and (b) net income derived from interests in “qualified publicly traded partnerships”; (ii) diversify its holdings so that at the end of each fiscal quarter, (a) at least 50% of the value of its total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited, with respect to any one issuer, to no more than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses, or in the securities of one or more qualified publicly traded partnerships; and (iii) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid — generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt income (if any) for such year.

If the Fund qualifies as a RIC and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a non-deductible 4% excise tax on the undistributed amounts.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. Any such carryforward losses will retain their character as short-term or long-term.

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In determining its net capital gain, its taxable income and its earnings and profits, the Fund generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, and its (ii) net ordinary loss attributable to the portion of the taxable year after December 31) as if it was incurred in the succeeding taxable year.

Investments in Partnerships

For U.S. federal income tax purposes, if the Fund invests in an investment company or other vehicle that is treated as a partnership for such purposes, the Fund generally will be allocated its share of the income, gains, losses, deductions, credits, and other tax items of the partnership so as to reflect the Fund’s interest in the partnership. As noted above, income derived from a partnership (other than a qualified publicly traded partnership) will be treated as qualifying income to the Fund only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized directly by the Fund. A partnership in which the Fund invests may modify its partner allocations to comply with applicable tax regulations, including, without limitation, the income tax regulations under Sections 704, 706, 708, 734, 743, 754, and 755 of the Code. It also may make special allocations of specific tax items, including gross income, gain, deduction, or loss. These modified or special allocations could result in the Fund, as a partner, receiving more or fewer items of income, gain, deduction, or loss (and/or income, gain, deduction, or loss of a different character) than it would in the absence of such modified or special allocations. The Fund will be required to include in its income its share of a partnership’s tax items, including gross income, gain, deduction, or loss, for any partnership taxable year ending within or with the Fund’s taxable year, regardless of whether or not the partnership distributes any cash to the Fund in such year.

In general, the Fund will not recognize its share of these tax items until the close of the partnership’s taxable year. However, absent the availability of an exception, the Fund will recognize its share of these tax items as they are recognized by the partnership for purposes of determining the Fund’s liability for the 4% excise tax (described above). If the Fund and the partnership have different taxable years, the Fund may be obligated to make distributions in excess of the net income and gains recognized from that partnership and yet be unable to avoid the 4% excise tax because it is without sufficient earnings and profits at the end of its taxable year.

In general, cash distributions to the Fund by a partnership in which it invests (including in partial or complete redemption of its interest in the partnership) will represent a nontaxable return of capital to the Fund up to the amount of the Fund’s adjusted tax basis in its interest in the partnership, with any amounts exceeding such basis treated as capital gain. Any loss may be recognized by the Fund only if it redeems its entire interest in the partnership for money.

If the Fund receives allocations of income from a partnership in which it invests that are eligible for qualified dividend treatment or the dividends-received deduction, then the Fund, in turn, may report a portion of its distributions as qualified dividend income or as eligible for the dividend-received deduction, as applicable, provided certain conditions are met.

More generally, as a result of the foregoing and certain other special rules, the Fund’s investment in investment companies that are partnerships for U.S. federal income tax purposes can cause the Fund’s distributions to shareholders to vary in terms of their timing, character, and/or amount from what the Fund’s distributions would have been had the Fund invested directly in the portfolio securities and other assets held by those underlying partnerships.

Investments in Passive Foreign Investment Companies

The Fund may invest in partnerships that invest in non-U.S. securities may own Shares in certain foreign investment entities, referred to as passive foreign investment companies, or PFICs. In order to avoid U.S. federal income tax on distributions received from a PFIC, and an additional charge on a portion of any “excess distribution” from such PFICs or gain from the disposition of such Shares, the Fund may elect to mark the gains (and to a limited extent the losses) in such holdings “to the market” as though it had sold (and, solely for purposes of this mark-to-market election, repurchased) its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. If a partnerships provides the Fund with certain information, the Fund may alternatively elect to treat the PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund will be required to include its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any

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distribution from the PFIC. Under final regulations, any amount that is required to be so included would constitute qualifying income to the Fund to the extent it is (i) timely and currently repatriated to the Fund or (ii) derived with respect to the Fund’s business of investing in stock, securities or currencies. There can be no assurance that a PFIC in respect of which the Fund makes a QEF election will make sufficient distributions to the Fund in this regard. The Fund’s investments in PFICs, and its ability to make a QEF election in respect of any such investment, may therefore be limited by the Fund’s intention to qualify as a RIC, and may bear on the Fund’s ability to so qualify. The mark-to-market and QEF elections may accelerate the recognition of income (without the receipt of cash) and require the Fund to sell securities it would have otherwise continued to hold (including when it is not advantageous to do so) in order to make distributions to shareholders to avoid any Fund-level tax. Because it is not always possible to identify a foreign corporation as a PFIC, the Fund may incur the tax and “excess distribution” charges described above in some instances. Dividends paid by PFICs generally will not qualify for treatment as qualified dividend income. A foreign issuer in which the Fund indirectly invests will not be treated as a PFIC with respect to the Fund if such issuer is a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes and the Fund holds (directly, indirectly, or constructively) 10% or more of the voting interests in or total value of such issuer. In such a case, the Fund generally would be required to include in gross income each year, as ordinary income, its share of certain amounts of a CFC’s income, whether or not the CFC distributes such amounts to the Fund.

Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. It is expected that a substantial portion, and possibly all, of the Fund’s distributions will be treated as ordinary income to its shareholders.

If, in and with respect to any taxable year, the Fund makes a distribution in excess of its current and accumulated “earnings and profits” for such taxable year, the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such Shares.

The Fund may be able to make distributions of capital gains received from Other Investment Vehicles in which the Fund has made a “qualified electing fund” election, as described in more detail above. Such distributions will generally be taxable to shareholders as long-term capital gain regardless of whether shareholders receive such payments in cash or reinvest the distributions in the Fund. A shareholder may be eligible for a reduced rate of taxation on long-term capital gain distributions that he or she receives from the Fund, regardless of how long the shareholder has held Shares in the Fund. Distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the shareholders’ tax bases in their Shares, and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of “qualified dividend income” from the Other Investment Vehicles, it could potentially make distributions to shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to shareholders that are eligible for this reduced rate of taxation.

Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to shareholders of record of such month in January of the following year, then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% “dividends received deduction” for corporate shareholders. The Fund does not expect that it will make distributions to shareholders that are eligible for this deduction.

The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year. See “Material U.S. Federal Income Tax Considerations — Distributions to Shareholders.”

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Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund’s Shares may result in a taxable gain or loss to the tendering shareholder. Different tax consequences may apply for tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering shareholders. On the other hand, shareholders who tender all of their Shares (including Shares deemed owned by shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the shareholder’s amount received and his or her adjusted tax basis in the Shares. For non-corporate shareholders, gain or loss from the transfer or repurchase of Shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Fund Tax Returns and Tax Information

The Fund is required to use the accrual method of accounting and expects to use September 30 as its tax year for income tax purposes. After the end of each calendar year, shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. Shareholders are generally taxable in their state of residence on their share of the Fund’s income.

Information Reporting and Backup Withholding

Information returns generally will be filed with the IRS in connection with distributions with respect to the Shares unless shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle shareholders to a refund, provided that the required information is timely furnished to the IRS.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting shareholders and the operations of the Fund and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Prospective investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, the medicare tax on net investment income, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to shareholders. It is the responsibility of each shareholder to file all appropriate tax returns that may be required. In addition, under Treasury regulations, if a shareholder recognizes a loss with respect to the Fund’s Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder (or a greater loss over a combination of years), the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances. Each prospective shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

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DESCRIPTION OF CAPITAL STRUCTURE

The Fund is a statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on October 4, 2018. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize Shares of beneficial interest. The Trustees have authorized an unlimited number of Shares. The Fund does not intend to hold annual meetings of its shareholders. The Fund does not expect to issue senior securities.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional Shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of Shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after the liquidation of each Private Equity Investment. The 1940 Act may limit the payment of dividends to the holders of Shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The Shares are not liable to further calls or to assessment by the Fund. There are no preemptive rights associated with the Shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full Shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of Shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. UMBFS will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their Shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of Shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The 1940 Act does not provide shareholders with an affirmative right to remove a Trustee. Furthermore, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION

UMB Distribution Services, LLC serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s Shares on a best-efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s Shares are offered for sale to Accredited Investors at net asset value plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s Shares. In reliance on Rule 415, the Fund intends to offer to sell its Shares, on a continual basis. The Fund will maintain an escrow account with UMB Bank, N.A. All shareholder subscriptions received intra-month will be deposited into a non-interest bearing account for the benefit of the shareholder until the first of the month when the subscription will be processed by the Transfer Agent and credited to the Fund at NAV. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts. Shares of the Fund will not be listed on any national securities exchange, and the Distributor will not act as a market maker in Fund Shares.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a financial intermediary’s registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding Shares held by shareholders introduced by the financial intermediary or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for backup withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of Shares, the Adviser purchased Shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

The Fund offers three classes of Shares to investors who are U.S. persons who qualify as Accredited Investors. The minimum subscription for Shares in the Fund is $25,000. Additional investments in the Fund must be made in a minimum amount of $10,000. The minimum initial and additional investments may be reduced by the Fund with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates.

Each share class will be offered for purchase at NAV plus a sales charge of up to 3.5% for Class A Shares, Class D Shares without a sales charge in accounts that are designated as “wrap” fee, asset allocation, or other “no-load” managed accounts offered through qualified RIAs and Class I Shares for employees, affiliates, shareholders and large commitments to the Fund. The Fund’s initial net asset value per share will be $25.00. Closings shall occur on the first Business Day of each month or at such other times as determined in the discretion of the Board. The Fund expects to conduct these Closings during the Fund’s initial three-year ramp-up period. The investor must submit a completed Investor Application form five business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds three business days prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds in Investment Funds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

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Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment that will generally be due prior to the proposed acceptance of the purchase. A prospective investor must submit a completed Subscription Agreement before the acceptance date set by the Fund, and a shareholder may subscribe for additional Shares by completing an additional subscription agreement. The Fund reserves the right, in its sole discretion, to reject, in whole or in part, any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a shareholder until cleared funds have been received. Cleared funds must be available in such account no later than five Business Days prior to the particular subscription date or such other date as the Distributor may determine in its sole discretion and communicate to investors (the “Subscription Period”). Subscriptions received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Fund will be held by an agent for the Fund. Any interest earned in such instances will be credited to the Fund and not the investor.

Selling Agents also may impose fees (subject to any compensation limits set by FINRA applicable to its members, as applicable), terms and conditions on investor accounts and investments in the Fund that are in addition to the fees, terms, and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, the Distributor or any other service provider of the Fund. Any terms and conditions imposed by a Selling Agent, or operational limitations applicable to such party, may affect or limit a shareholder’s ability to subscribe for Shares, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the Selling Agent. It is the obligation of the Selling Agents to transmit orders received by them to the Transfer Agent, so that they will be received in a timely manner.

Generally, a sales load of up to 3.5% is charged on purchases of Class A Shares, subject to the breakpoints described below. The sales load will neither constitute an investment made by the investor in the Fund nor form part of the assets of the Fund.

Breakpoints

Dollar Range	Sales Load
Less than $249,999	3.5%
$250,000 – $499,000	3.0%
$500,000 – $749,999	2.5%
$750,000 – $999,999	2.0%
$1,000,000 – $1,999,999	1.5%
$2,000,000 – $4,999,999	1.0%
$5,000,000 or more	0.5%

Such a sales load will be added to the offering price per share. Any sales load is computed as a percentage of the public offering price. The sales charge is waived in certain circumstances at the Adviser’s discretion.

The Fund will have the sole right to accept orders to purchase Shares and reserves the right to reject any order in whole or in part. The offering may be terminated by the Fund or the Distributor at any time.

No market currently exists for the Shares. The Shares will not be listed on any national securities exchange, and the Fund does not anticipate that a secondary market will develop for the Shares. None of the Fund, the Adviser, the Distributor or the Selling Agents intends to make a market in the Shares. The Distributor has the exclusive right to distribute Shares through the Selling Agents. The Distributor’s obligation is an agency or “best efforts” arrangement under which neither the Distributor nor any Selling Agent is required to purchase any Shares.

Selling Agents may charge a fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee is not a sales charge or placement fee imposed by the Fund or a Selling Agent and will be in addition to any fees charged or paid by the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund.

Selling Agents also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, the Selling Agent or any other service provider of the Fund. Any terms and conditions imposed by a Selling Agent, or operational limitations applicable to such party, may affect or limit a shareholder’s ability to subscribe for

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Shares or tender Shares for repurchase, or otherwise transact business with the Fund. Investors should direct any questions regarding fees, terms, and conditions applicable to their accounts, or relevant operational limitations to the Selling Agent.

The amounts of any such payments may vary among the Selling Agents. The Adviser may use its management fee revenue, as well as its past profits or its other resources from any other source, to make payments with respect to any expenses incurred in connection with the distribution of Shares. The Adviser or its affiliates also may pay from their resources additional compensation to the Selling Agents in connection with placement of Shares or servicing of shareholders (if such Selling Agent serves as a Sub-Servicing Agent and enters into a servicing agreement with the Servicing Agent, as discussed below). As to each investor referred by a Selling Agent or serviced by a Sub-Servicing Agent, such additional compensation may range up to an annual rate of 1% of the value of the Shares.

In some instances, these arrangements could result in receipt by the Selling Agents and their respective personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which may be available with regard to or paid in connection with their placement of Shares or interests of a different investment fund. Any shareholder or prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her intermediary directly. Prospective investors also should be aware that these payments could create incentives on the part of the intermediaries to view the Fund more positively relative to other investment funds not making payments of this nature or making smaller such payments.

Selling Agents that are members of FINRA may not accept any compensation in connection with the Fund’s Shares that exceeds the underwriting compensation limit set by FINRA, as applicable.

Intermediaries may, in addition, charge a fee directly to investors for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the Fund and will reduce the amount of an investor’s investment in the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund. Shareholders should direct any questions regarding such fees to the relevant intermediary.

The Fund is indirectly subject to a Financial Industry Regulatory Authority, Inc. (“FINRA”) cap on compensation paid to FINRA member firms. The cap includes any placement agent fees and investor distribution and/or service fees. The maximum compensation payable to all FINRA member firms (in the aggregate) participating in the Fund’s distribution will comply with FINRA Rule 2341.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed subscription document at least 5 business days prior to the last business day of the month. Investors may mail or overnight deliver a subscription document to the Transfer Agent. Upon receipt of the completed subscription document, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-788-7886 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

By Wire — Subsequent Investments

Before sending a wire, investors must contact UMBFS to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received 3 business days prior to the last business day of the month to be eligible for credit on the first business day of the following month when additional investments are processed. The Fund and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

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Purchase Terms

The minimum initial purchase by an investor is $25,000. The Fund’s Shares are offered for sale through its Distributor at net asset value plus the applicable sales load. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the Shares.

The Fund offers three classes of Shares. Investors purchasing the Class A Shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, and is up to 3.5%, as set forth in the table above.

You may be able to buy Class D shares when you are:

•        purchasing Shares through a financial services firm that has a special arrangement with the Fund, such as a wrap fee, asset allocation or other managed asset program;

•        participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services; or

•        exchanging an investment in Shares of another fund for an investment in the Fund.

You may be able to buy the Class I Shares when you are:

•        a current or former Trustee of the Fund;

•        an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell Shares of the Fund;

•        A shareholder, trustee, or Board member of the Fund’s Adviser or its parent company employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the qualified individual, as defined in section 152 of the Internal Revenue Code);

•        purchasing Shares through the Fund’s Adviser;

•        making a commitment of $10 Million or more in the Fund; or

•        exchanging an investment in Shares of another fund for an investment in the Fund.

In addition, concurrent purchases of Shares by related accounts may be combined to determine the application of the sales load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner at the time of the purchase order. If you purchase the Shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so it can notify the Fund.

Distribution and Shareholder Service Plan

The Fund has adopted a “Shareholder Distribution and Services Plan” with respect to its Shares in compliance with Rule 12b-1 under the Investment Company Act under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for backup withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the “Shareholder Distribution and Services Plan”, the Fund, with respect to each of the share classes, may incur expenses on an annual basis equal up to 0.75% of its average net assets attributable to the Shares.

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LEGAL MATTERS

Certain legal matters in connection with the Shares will be passed upon for the Fund by Mayer Brown LLP, New York, NY.

REPORTS TO SHAREHOLDERS

The Fund will furnish to investors as soon as practicable after the end of each taxable year (and/or each calendar year) such information as is necessary for such investors to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund will send to investors a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding the Fund’s operations during such period will be posted to the Fund’s investor’s web portal.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Its local address is at 695 Town Center Drive, Suite 1000, Costa Mesa, CA 92626.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (File No. 811-23501). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information on how to obtain a paper copy of the Registration Statement or SAI without charge. Joseph Bonvouloir, President and Principal Executive Officer of the Fund. Sheryl Schwartz is the Chief Investment Officer of ALTI and Portfolio Manager of the Fund. Mr. Bonvouloir founded the Fund in 2018. The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager, and the Portfolio Manager’s ownership of securities in the Fund.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

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ALTI Private Equity Access and Commitments Fund
Statement of Additional Information

November 13, 2023

ALTI LLC
110 East 40th Street, Suite 803
New York, NY 10016
Tel: (347) 644-2066

UMB Distribution Services, LLC
235 West Galena Street
Milwaukee, Wisconsin 53212
1-(888) 788-7886

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of ALTI Private Equity Access and Commitments Fund dated November 13, 2023 (the “Prospectus”), which is incorporated herein by reference. A copy of the Prospectus may be obtained without charge upon request by contacting the Fund at 1-(888) 788-7886 or its principal underwriter and distributor, UMB Distribution Services, LLC (the “Distributor”), at the address or telephone number shown above.

The information in this SAI is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission (the “SEC”) is effective. This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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GENERAL INFORMATION AND HISTORY

ALTI Private Equity Access and Commitments Fund (the “Fund”) is a newly organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified management investment company. ALTI, LLC (the “Adviser”), a New York limited liability company, registered under the Advisers Act, serves as the Fund’s investment adviser. Numeric Investors LLC will serve as the Fund’s investment sub-adviser (the “Sub-Adviser”) pursuant to a sub-advisory agreement between the Sub-Adviser and the Adviser on behalf of the Fund.

In pursuing its investment objective, the Fund expects to initially allocate significant assets to the Sub-Adviser and/or money market instruments. Allocations and investment choices are at the sole discretion of the Adviser. The Sub-Adviser may be responsible for investing any cash in the Fund’s portfolio not otherwise directly invested in Private Equity Investments as determined by the Adviser. In consultation with the Adviser, the Sub-Adviser seeks to build a portfolio of cash, cash equivalents, and a public equity strategy that seeks to generate a return profile that is similar to the U.S. buyout segment of private equity. The Sub-Adviser may incorporate hedging techniques to the public equity strategy in order to reduce volatility which could also reduce potential returns. In that case, the Sub-Adviser may use financial derivative instruments to implement the collar hedge. Notwithstanding the foregoing, the Sub-Adviser is not required to employ hedging techniques and may choose not to do so. During the initial investment period, the Fund will seek to identify appropriate Private Equity Investments to purchase. As such, the Fund’s allocation to the Sub-Adviser is expected to decrease as the Fund consummates Private Equity Investments. Following the initial allocation to the Sub-Adviser and/or money market instruments, the Fund is expected to target allocating at least 80% of its assets to Private Equity Investments (as defined below) and maintain up to 20% of its assets with the Sub-Adviser and/or money market instruments at the discretion of the Adviser.

The Fund expects to develop a portfolio of mid-market and larger buyout and growth equity co-investments alongside the General Partners. Some small market equity deals may be utilized if appropriate for the Fund. The deals will be sourced through a combination of arrangements with unaffiliated investment management firms, from other Private Equity Investors (as defined below) and from the General Partner directly. All deals will be individually underwritten and reviewed by the Alti Investment Committee and the Portfolio Composition will be determined solely by the Alti Investment Committee.

Fund Objectives:

The Fund’s investment objective is to seek long-term capital appreciation by investing in and making commitments to direct private equity co-investments in operating companies (“Private Equity Investments”). The Fund seeks to generate a return profile that is similar to the U.S. buyout segment of the private equity market while mitigating, whenever possible, many of the traditional issues that private equity fund of funds created for their investors.

Private equity investment firms (collectively “Private Equity Investors”) are expected to provide the Adviser with access to various private equity investment opportunities on behalf of the Fund, subject to the approval and oversight of the Adviser based on the Adviser’s investment criteria and standards. Private Equity Investors are also typically investors in a General Partner’s private equity fund, and therefore are often entitled to first rights to direct co-investment opportunities in operating companies that a General Partner may acquire.

Private Equity Investors will not act as a sponsor, promoter, adviser or affiliate of the Fund. Moreover, outside of the use of their names in related marketing materials, the Private Equity Investors will not act in any marketing or advisory capacity for or on behalf of the Fund or otherwise serve as a broker or dealer to the Fund, either pursuant to a consultancy agreement or otherwise.

The Adviser will make all private equity investment decisions on behalf of the Fund through an Investment Committee. The Adviser’s Chief Investment Officer has made over $16 billion in private equity investments ranging from primary and secondary fund commitments to direct co-investment opportunities. The Adviser’s Chief Investment Officer is the Chair of the Adviser’s Investment Committee and oversees all private equity investments for the Fund.

The Adviser’s Investment Committee will make all private equity investment decisions on behalf of the Fund. The Investment Committee will be made up of at least three investment professionals with over 30 years of collective experience in evaluating and investing private equity opportunities. The Investment Committee will create specified parameters for the Private Equity Investors on what types of deals that they should present to the Committee for review. Parameters may include, but are not limited to geography, size, industry, and manager. All investments shall be approved by a majority of the members of the Investment Committee. However, the Chair of the Committee shall have veto power as needed.

In selecting investment opportunities, the Investment Committee Members will review a number of factors before making an investment decision which will typically include: historical financial information and projected results; industry information and the company’s position; business strategy and potential for growth; the capitalization of the company and impact of leverage; analysis of third party business consulting, legal and accounting firms; comparable company valuations; the ability to exit the investment within a reasonable time frame; and previous transactions of similar companies.

The Adviser’s Investment Committee will also evaluate the private equity manager leading the transaction to determine whether it believes the manager is capable of creating value for the investment through expertise in the industry or the appropriate personnel.

An investor in the Fund will be a Shareholder of the Fund and his or her rights in the Fund will be established and governed by the Fund’s Agreement and Declaration of Trust. A prospective investor and his or her advisers should carefully review the Agreement and Declaration of Trust as each Shareholder will agree to be bound by its terms and conditions.

INVESTMENT OBJECTIVE AND POLICIES

Fundamental Policies

The investment objective of the Fund is not a fundamental policy and may be changed without a Shareholder vote provided that Shareholders will be given written notice of such change prior to, or in connection with, the Fund’s next tender offer. The Fund has, however, adopted certain fundamental investment restrictions which cannot be changed without the vote of a majority of such Fund’s outstanding voting securities, as defined in the 1940 Act. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at a meeting of Shareholders, of (i) 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) of more than 50% of the outstanding voting securities, whichever is less.

For the purpose of the Fund’s concentration policies, the Adviser considers the percentage of assets invested by underlying portfolio companies in particular industries when determining whether the Fund is concentrated in such industries. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets or resulting from corporate actions such as a reorganization, merger, liquidation or otherwise, unless otherwise stated in this Prospectus, will not constitute a deviation from the restriction or policy, and the Fund will not be required to sell securities due to subsequent changes in the value of securities it owns or such corporate actions. Under the Fund’s fundamental investment restrictions, the Fund may not:

(1)    invest more than 25% of its total assets in the securities of issuers in any one industry or group of industries, provided that securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry. For purposes of this restriction, neither the Fund’s investments in other portfolio companies (either directly or through Deal Series Vehicles) generally nor its investments in portfolio companies following the same general strategy (e.g., global macro and distressed securities) are deemed to be an investment in a single industry;

(2)    underwrite securities of other issuers except insofar as the Fund technically may be deemed an underwriter under the 1933 Act in the sale of its own securities or in connection with the disposition of portfolio securities;

(3)    make loans to other persons, except that the acquisition of debt and other credit securities of all types or any similar instruments shall not be deemed to be the making of a loan, and except further that the Fund may lend its portfolio securities and enter into repurchase agreements, dollar rolls and similar transactions consistent with applicable law;

(4)    issue senior securities or borrow money other than as permitted by the 1940 Act or pledge its assets other than to secure such issuances or in connection with hedging transactions, short sales, securities lending, when issued and forward commitment transactions and similar investment strategies;

(5)    purchase or sell commodities or contracts on commodities, except to the extent that the Fund may do so in accordance with applicable law, and the Fund may invest in another portfolio company that invest in commodities, contracts on commodities and commodity-linked securities; and

(6)    purchase securities on margin but may sell securities short and write call options.

Portfolio Securities and Other Investments

As discussed in the Prospectus, the Fund’s investment objective is to seek long-term capital appreciation by investing and/or making capital commitments to direct private equity and through co-investments in operating companies. It is anticipated that each investment will be structured through Deal Series Vehicles that give direct access to co-investment opportunities (collectively, “Private Equity Investments”). In pursuing its investment objective, the Fund expects to initially allocate significant assets to the Sub-Adviser and/or money market instruments. The Sub-Adviser will be responsible for investing any cash in the Fund’s portfolio not otherwise directly invested in Private Equity Investments as determined by the Adviser. The Sub-Adviser will manage such allocation in a manner which seeks to build a portfolio of cash, cash equivalents, and a public equity strategy that seeks to generate a return profile that is similar to the U.S. buyout segment of the private equity market. The percentage of the Fund’s assets allocated to the Sub-Adviser is expected to decrease as the Fund consummates Private Equity Investments. The Sub-Adviser may incorporate hedging techniques to the public equity strategy in order to reduce volatility which could also reduce potential returns. Notwithstanding the foregoing, the Sub-Adviser is not required to employ hedging techniques and may choose not to do so. During this initial investment period, the Fund will seek to identify appropriate Private Equity Investments to purchase through its relationships with General Partners and Asset Management Firms. As such, the Fund’s allocation to the Sub-Adviser and/or money market instruments is expected to decrease as the Fund consummates Private Equity Investments. Following the initial allocation to the Sub-Adviser and/or money market instruments, the Fund is expected to target allocating at least 80% of its assets to Private Equity Investments and up to 20% of its assets to the Sub-Adviser and/or money market instruments at the discretion of the Adviser.

If the Board determines that the Fund’s investment objective should be changed, shareholders will be given written notice that will precede or accompany the Fund’s next tender offer. Such a change, however, can be effected without shareholder approval.

Private equity is a common term for investments that are typically made in non-public companies through privately negotiated transactions. Private equity investors generally seek to acquire quality assets at attractive valuations and use operational expertise to enhance value and improve portfolio company performance. Buyout funds acquire private and public companies, as well as divisions of larger companies. Private equity specialists then seek to uncover value-enhancing opportunities in portfolio companies, unlock the value of the portfolio company, and reposition it for sale at a multiple of invested equity.

It is anticipated that the Private Equity Investors will form and facilitate investments through feeder LLC pass-through vehicles referred to as “Deal Series Vehicles” into limited liability companies (“LLCs”) or other similar entities (referred to as “aggregators”) that will indirectly hold private equity securities through participation in co-investment opportunities either alongside the General Partner or other Private Equity Investors that meet the Fund’s private equity investment criteria. In addition, to facilitate the investment process, a Private Equity Investor may be appointed as a managing member or member, or otherwise own an interest in, the Deal Series Vehicle. Income derived from the Fund’s investment in these vehicles will constitute qualifying income to the Fund. These vehicles are not registered under the 1940 Act and are therefore not subject to all of the investor protections of the 1940 Act. Similar arrangements are expected to be created in the event the Fund engages other Private Equity Investors.

For the deals structured with the Private Equity Investors, which may represent a majority of the large buyout deals in the Fund, the Fund and the feeder vehicles will own a minority ownership interest in each underlying aggregator (less than 50%). Each aggregator will hold one individual investment opportunity. An aggregator serves as an efficient vehicle for one single party to efficiently take control of and manage a Private Equity Investment while allowing multiple “co-investors” to participate in the transaction. Aggregators are often referred to as “blocker corporations” and also protect participating investors from tax complications that can result from directly owning shares of private companies. The investments will be able to rely on the investment company exemption provided by Section 3(c)(7) or 3(c)(1) of the 1940 Act. However, no investments will be made into blind pool private equity funds (“private equity funds”). The aggregators will each be majority-owned by unaffiliated, institutional qualified purchasers (as defined under Section 2(a)(51) of the Investment Company Act), and the aggregators will be overseen by the applicable underlying General Partner sponsoring the deal.

The investments within the Fund may have underlying fees which will be deducted prior to any proceeds being distributed to the Fund.

The Fund does not consider any of the Private Equity Investors to be an affiliate for purposes of Section 17 under the 1940 Act, and that any co-investments with any entities controlled or managed by Private Equity Investors would not generally be subject to the restrictions set forth in Section 17.

Closed-end funds differ from open-end funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. The Fund’s shares will not be listed on a stock exchange and it is not expected that a secondary market will exist. Instead, the Fund is expected to provide limited liquidity to shareholders by offering to repurchase a limited amount of the shares, which is discussed in more detail below. The Adviser anticipates that the Fund will repurchase no more than 5% of its net assets at least twice per year but no more frequently than quarterly on the last Business Day or March, June, September and December (the “Valuation Date”). The Fund expects to fund repurchases by liquidating its liquid investments managed by the Sub-Adviser as the Private Equity Investments are expected to be highly illiquid.

Following the liquidation of each Private Equity Investment, the Fund expects to make a reasonable distributions to shareholders with the net return from such investment (after distribution of any applicable performance fees to the Private Equity Investor, which we refer to as “carried interest”, which can range from 10% to 20% of profits) from such investment. The Adviser may need to retain some of the distributions to ensure adequate cash flow for fees, expenses, redemptions, or other liabilities of the Fund. Any retained amount will be subject to Board approval. The timing of these distributions will be made in accordance with Internal Revenue Service (“IRS”) regulations. The distribution policy may be modified by the Board from time to time.

Additional information regarding the types of securities and financial instruments in which the Adviser and Sub-Adviser may invest the assets of the Fund are set forth below.

Borrowing and Lines of Credit

While the Fund does not currently expect to utilize leverage at the Fund level, the Fund may borrow money pursuant to a line of credit with a financial institution or other arrangement to purchase portfolio securities and for portfolio management purposes. Under the 1940 Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The 1940 Act also provides that the Fund may not declare distributions or purchase its stock (including through tender offers) if, immediately after doing so, it will have an asset coverage ratio of less than 300% or 200%, as applicable. Under the 1940 Act, certain short-term borrowings (such as for the purpose of meeting redemption requests, for bridge financing of investments in Fund the Fund or for cash management purposes) are not considered the use of investment leverage if (i) repaid within 90 days, (ii) not extended or renewed, and (iii) which are not in excess of 5% of the total assets of the Fund.

The portfolio companies in which the Fund invests may utilize leverage in their investment activities. Borrowings by such portfolio companies are not subject to the Asset Coverage Requirement. See “Risk Factors — Use of Leverage.”

Public Equity Investments

The Fund may invest in various financial instruments, including without limitation those set out below, when allocating the Fund’s assets in accordance with the investment approach outlined above. The Fund may invest in all types of equity securities and equity-linked instruments, across a range of market capitalizations, including, without limitation, exchange-traded and over-the- counter common and preferred stocks, warrants, rights, convertible securities, futures, options, trust certificates, partnership interests, shares of investment companies (including exchange-traded funds (“ETFs”)), equity participations and other structured instruments with similar features and may have holdings in derivatives, money market instruments, deposits, cash and/or cash equivalents. In addition, the Fund may purchase sponsored or unsponsored American Depositary Receipts, European Depositary Receipts and Global Depositary Receipts (collectively “Depositary Receipts”). Depositary Receipts are certificates evidencing ownership of shares of a non-US issuer and are alternatives to directly purchasing the underlying securities in their national markets and currencies.

Derivatives

The Fund may invest in derivatives, including, without limitation, futures, forwards, swaps (including total return swaps), options, warrants and contracts for differences. The Fund may, but is not required to, employ derivatives both as a hedge and to seek to produce additional income or capital appreciation. The Fund may also purchase money market instruments, deposits, cash or cash equivalents. Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by the Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular derivative and the portfolio of the Fund as a whole. Derivatives permit the Sub-Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Sub-Adviser can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential effect on the performance of the Fund. If the Fund invests in derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Fund or result in a loss. The Fund also could experience losses if derivatives are poorly correlated with its other investments, or if the Fund is unable to liquidate the position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

In connection with the Fund’s use of derivatives, the Adviser has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act (“CEA”) and the rules of the U.S. Commodity Futures Trading Commission (“CFTC”) with respect to the Fund and is therefore not subject to registration or regulation as a commodity pool operator under the CEA with respect to the Fund. In addition, the Adviser is relying upon a related exclusion from the definition of commodity trading advisor under the CEA and the rules of the CFTC.

The terms of the commodity pool operator exclusion require the Fund, among other things, to adhere to certain limits on its investments in “commodity interests.” Commodity interests include commodity futures, commodity options and swaps, which in turn include non-deliverable forwards. Because the Adviser and the Fund intend to comply with the terms of the commodity pool operator exclusion, the Fund may, in the future, need to adjust its investment strategies, consistent with its investment objective, to limit its investments in these types of instruments. The Fund is not intended as a vehicle for trading in the commodity futures, commodity options or swaps markets. The CFTC has neither reviewed nor approved the Adviser’s reliance on these exclusions, or the Fund, its investment strategies or Prospectus, or this SAI.

Generally, the exclusion from commodity pool operator regulation on which the Adviser relies requires the Fund to meet one of the following tests for its commodity interest positions, other than positions entered into for bona fide hedging purposes (as defined in the rules of the CFTC): either (1) the aggregate initial margin and premiums required to establish the Fund’s positions in commodity interests may not exceed 5% of the liquidation value of the Fund’s portfolio (after taking into account unrealized profits and unrealized losses on any such positions); or (2) the aggregate net notional value of the Fund’s commodity interest positions, determined at the time the most recent such position was established, may not exceed 100% of the liquidation value of the Fund’s portfolio (after taking into account unrealized profits and unrealized losses on any such positions). In addition to meeting one of these trading limitations, the Fund may not be marketed as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps markets. If, in the future, the Fund can no longer satisfy these requirements, the Adviser would withdraw its notice claiming an exclusion from the definition of a commodity pool operator, and the Adviser would be subject to registration and regulation as a commodity pool operator with respect to the Fund, in accordance with CFTC rules that apply to commodity pool operators of registered investment companies. Generally, these rules allow for substituted compliance with CFTC disclosure and shareholder reporting requirements, based on the Adviser’s compliance with comparable SEC requirements. However, as a result of CFTC regulation with respect to the Fund, the Fund may incur additional compliance and other expenses.

Equity Securities

The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Equity securities fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Material, Non-Public Information

From time to time, the Adviser, Sub-Adviser, and/or Private Equity Investors may come into possession of confidential or material, non-public information that would limit the ability of the Fund to acquire or dispose of investments held by the Fund. The Fund’s investment flexibility may be constrained as a consequence of the inability of the Adviser, Sub-Adviser and/or Private Equity Investors to use such information for investment purposes. Moreover, the Adviser, Sub-Adviser and/or Private Equity Investors may acquire confidential or material, non-public information or be restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when the Adviser and the Sub-Adviser would otherwise take such an action.

New Issue Investments

The rules of Financial Industry Regulatory Authority (“FINRA”) regulate securities firms’ activities related to the sale of “new issues” (as defined under applicable FINRA rules) to investment funds if “restricted” persons (generally, people engaged in the securities industry) hold beneficial interests in such investment funds. As a result, to comply with FINRA Rules, where the Fund participates in new issues, the Fund may only invest where restricted persons’ participation in the gains or losses from such investments is limited. Alternatively, the Fund may, in the Adviser’s absolute discretion, elect not to participate in new issues. As a result, all of the Shareholders would be unable to participate in profits attributable to investments in new issues, even where certain Shareholders would not otherwise be so restricted.

Private Equity Investments

Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions. The Fund may not sell, transfer, exchange, assign, pledge, hypothecate or otherwise dispose of its interests in a private equity investment, nor may the Fund withdraw from such investment, without the consent of the general partner of the deal and/or Deal Series Vehicle, which consent may be withheld in the general partner’s sole discretion. Attractive investment opportunities in private equity may occur only periodically, if at all. Furthermore, private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Due to market conditions, however, the availability of such financing can be reduced dramatically, limiting the ability of private equity to obtain the required financing. Securities issued by private partnerships may be more illiquid than securities issued by other funds generally, because the private underlying investments tend to be less liquid than other types of investments. Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions.

REPURCHASES OF SHARES

Repurchase Offers

As discussed in the Prospectus, offers to repurchase Shares are made by the Fund at such times and on such terms as may be determined by the Fund’s Board of Trustees (the “Board”), in its sole discretion in accordance with the provisions of applicable law. In determining whether the Fund should repurchase Shares from shareholders of the Fund (“Shareholders”) pursuant to written tender offers, the Fund’s Board will consider the recommendation of the Adviser. The Board also will consider various factors, including but not limited to those listed in the Prospectus, in making its determinations.

The Fund will repurchase Shares from Shareholders pursuant to written tender offers on terms and conditions that the Board determines, in its sole discretion, to be fair to the Fund and to all Shareholders of the Fund. The value of a Shareholder’s Shares that are being repurchased will be equal to their aggregate NAV as of the Valuation Date. When the Board determines that the Fund will repurchase Shares, notice will be provided to Shareholders, either in a mailing or through a publication of a summary advertisement in a newspaper, describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender Shares during the period that a tender offer is open may obtain the estimated aggregate NAV of their Shares by contacting the Administrator during the period at the contact number provided in the Shareholder’s repurchase materials. However, estimates are not binding and Shareholders will not know the actual NAV for their Shares until the Valuation Date.

Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tender offers of Shares from its Shareholders. Shares may be subject to an early repurchase fee at a rate not to exceed 2.00% of the Shareholder’s repurchase proceeds if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase is less than one year. The Fund does not impose any charges in connection with repurchases of Shares after the first anniversary of purchase. Any Shares tendered for repurchase prior to the first anniversary of their initial purchase will incur a 2.00% repurchase fee.

Payment for repurchased Shares may require the Fund to liquidate some of its portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Fund’s Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

As noted in the Prospectus, the Agreement and Declaration of Trust grants the Board the authority to repurchase the Shares, or any portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, under certain circumstances and consistent with the federal securities laws.

In the event that the Board determines that the Fund should, without the additional consent of the Shareholder, repurchase the Shares of such Shareholder, or any person acquiring Shares from or through the Shareholder, such repurchases will be subject to the following repurchase procedures unless otherwise determined by the Board from time to time:

•        If the Board elects to offer to repurchase Shares in the Fund, the Fund will send each Shareholder a tender offer or publish a summary advertisement in a newspaper that explains the terms and conditions of the tender offer. This tender offer will be sent to Shareholders or published at least 20 Business Days prior to the date on which the Shareholder must notify the Fund that the Shareholder has elected to tender Shares to the Fund.

•        A Shareholder choosing to tender Shares for repurchase must do so within the Notice Date Period, which generally will be between 115 to 95 calendar days prior to the Valuation Date, which is generally expected to be the last Business Day of June or December. Shares or portions of them will be valued as of the Valuation Date. This means, for example, that the Notice Date Period for a tender offer having a December 31 Valuation Date would be between September 7 and September 27.

•        Promptly after the Notice Date Period, the Fund will issue to each Shareholder whose Shares (or portions of them) have been accepted for repurchase, a statement showing the number of shares accepted for repurchase entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date (the “Payment Amount”), of the repurchased Shares.

•        The rights for the Shares tendered for repurchase will be non-transferable and non-negotiable. A Shareholder who has tendered their Shares for repurchase (the “Payee”) shall retain all rights, with respect to tendered Shares, to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment date. Except as otherwise provided, such Payee shall not be a Shareholder of the Fund and shall have no other rights (including, without limitation, any voting rights) under the Fund’s Agreement and Declaration of Trust. For purposes of calculating the value of the repurchased Shares, the amount payable to the Payee will take into account and include all Fund income, gains, losses, deductions and expenses that the Payee would have been allocated for tax and book purposes had the Payee remained the owner of the repurchased Shares until the Valuation Date. If the Fund is liquidated or dissolved prior to the original Valuation Date, the Valuation Date shall become the date on which the Fund is liquidated or dissolved, and the value of the repurchased Shares will be calculated in accordance with the foregoing sentence.

•        The initial payment (the “Initial Payment”) with respect to the tendered Shares will be made in an amount equal to at least 95% of the estimated value of the tendered Shares determined as of the Valuation Date. The Initial Payment will be made no later than the 65th day after the expiration of the tender offer.

•        The second and final payment (the “Final Payment”) is expected to be in an amount equal to the remainder of the value of the tendered Shares (or portion thereof), determined as of the Valuation Date based upon the results of the annual audit of the Fund’s financial statements for the fiscal year in which the Valuation Date of such repurchase occurred. The Adviser anticipates that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made 2 business days after the completion of such audit.

•        Although the amounts required to be paid by the Fund under for the tendered Shares will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

•        If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements or otherwise advisable, the Board will adopt revised procedures reasonably designed to provide shareholders substantially the same liquidity for shares as would be available under the procedures described above. In the event that the Adviser or any of its affiliates holds shares in the capacity of a shareholder, the shares may be tendered for repurchase in connection with any tender offer made by the Fund.

•        A shareholder tendering only a portion of its shares for repurchase will be required to continue to hold shares with a value of at least $25,000 (except $10,000 for Individual Retirement Accounts (“IRAs”)) (or any lower amount equal to the shareholder’s initial subscription amount) after giving effect to the repurchase. If a shareholder tenders an amount that would cause the value of its shares in the Fund to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the shareholder so that the value of the shareholder’s shares is above the minimum or to repurchase all of the shareholder’s shares.

•        The Fund expects to fund repurchases by liquidating its investments that are managed by the sub-advisor, Man Numeric or other liquid assets, such as money market instruments. Payment for repurchased shares may require the Fund to liquidate earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment-related expenses as a result of higher portfolio turnover rates.

The Agreement and Declaration of Trust grants the Board the authority to repurchase the shares, or any portion of them, of a shareholder or any person acquiring shares from or through a shareholder, without consent or other action by the shareholder or other person, under certain circumstances and consistent with the federal securities laws.

RISK FACTORS

Risks Related to the Investment Strategy of the Fund

Private Equity Investments Generally.    Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions. Attractive investment opportunities in private equity may occur only periodically, if at all. Furthermore, private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Market conditions, however, can affect the availability of such financing, limiting the ability of private equity to obtain the required financing. Securities issued by private partnerships may be more illiquid than securities issued by other portfolio funds generally because the partnerships’ underlying investments tend to be less liquid than other types of investments. Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions.

Potential Loss of Investment.    An investment in the Fund is speculative and involves substantial risks. Investors may lose their entire investment. No subscriber should have any need for any monies invested in the Fund to meet current needs or ongoing financial requirements.

Investment Company Risk.    The Fund may invest in other investment company pools which involve the risk that shareholders in the Fund will indirectly bear fees and expenses charged by the underlying investment companies in which the Fund invests in addition to the Fund’s direct fees and expenses. Investments in other funds also may increase the amount of taxes payable by investors in the Fund. In addition, investments in ETFs are subject to the risks associated with the underlying assets held by an ETF, and the following additional risks: (1) an ETF’s shares may trade above or below its net asset value; (2) an active trading market for the ETF’s shares may not develop or be maintained; (3) trading an ETF’s shares may be halted by the listing exchange; (4) a passively managed ETF may not track the performance of the reference asset; and (5) a passively managed ETF may hold troubled securities. Investment in ETFs may involve duplication of management fees and certain other expenses, as the Fund indirectly bears its proportionate share of any expenses paid by the ETFs in which it invests.

Insolvency Considerations with Respect to Issuers of Indebtedness.    Various laws enacted for the protection of creditors may apply to indebtedness in which the Fund invests. The information in this and the following paragraph is applicable with respect to U.S. issuers subject to U.S. federal bankruptcy law. Insolvency considerations may differ with respect to other issuers. If, in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of indebtedness, a court were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness and that, after giving effect to such indebtedness, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of such issuer, or to recover amounts previously paid by such issuer in satisfaction of such indebtedness. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the issuer was “insolvent” after giving effect to the incurrence of the indebtedness in which the Fund invested or that, regardless of the method of valuation, a court would not determine that the issuer was “insolvent” upon giving effect to such incurrence. In addition, in the event of the insolvency of an issuer of indebtedness in which the Fund invests, payments made on such indebtedness could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before insolvency. In general, if payments on indebtedness are avoidable, whether as fraudulent conveyances or preferences, such payments can be recaptured from the Portfolio Fund to which such payments were made.

Lack of Control.    The Adviser does not anticipate to have any control over the investment or operational decisions made by the companies in which the Fund invests. Although the Adviser will regularly evaluate each portfolio company and its management team to determine whether their respective investment programs are consistent with the Fund’s investment objective, neither the Adviser nor the Private Equity Investors anticipate having any control over the operations and investments made by a portfolio company. The Adviser will be dependent on information provided indirectly by the portfolio company through each Deal Series Vehicle, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. In addition, the Adviser and Private Equity Investors may have reduced information rights and will not be able to publicly disclose certain information due to restrictions set forth by the General Partner in a Private Equity Investment in order to protect the underlying company’s interests. By investing in the Fund, a shareholder will not be deemed to be an investor in any portfolio company and will not have the ability to exercise any rights attributable to an investor in any such portfolio company related to its investment.

Market Risk.    An investment in shares of the Fund is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the Private Equity Investments and/or the securities owned by the Fund. The value of these the Private Equity Investments and/or securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Allocation Risk.    The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk.    The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Valuation.    While the valuation of the Fund’s publicly traded securities is more readily ascertainable, the Fund’s ownership interest in Private Equity Investments are not publicly traded securities, and the Fund will depend on the portfolio company to provide a valuation of the Fund’s Private Equity Investments. Moreover, the valuation of the Fund’s Private Equity Investments may vary from the fair value of the Private Equity Investments that may be obtained if such Private Equity Investments were sold to a third party. For information about the value of the Fund’s investment in Private Equity Investments, the Adviser will be dependent on information provided by the portfolio company, including quarterly unaudited financial statements that if inaccurate, could adversely affect the Adviser’s ability to value the Fund’s shares accurately.

The Fund determines its month end net asset value based upon the quarterly valuations reported by the General Partners or sponsors of the underlying investments, which may not reflect market or other events occurring subsequent to the quarter-end. The Fund will fair value its holdings in co-investments to reflect such events, consistent with its valuation policies. Additionally, the valuations reported by Sponsors may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the co-investments may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Sponsors or revisions to the net asset value of a direct private equity co-investment adversely affect the Fund’s net asset value, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

Trade Error Risk.    Given the volume, diversity and complexity of transactions executed by the Sub-Adviser on behalf of the Fund, trading errors (and similar errors) may occur. To the extent an error is caused by a counterparty, such as a broker, the Sub-Adviser generally attempts to recover any loss associated with such error from such counterparty.

To the extent an error is caused by the Sub-Adviser, a formalized process is in place for the resolution of such errors. If such errors result in gains to the Fund, such gains will be retained by the Fund. However, if such errors result in losses, they will be borne by the Sub-Adviser in accordance with its internal policies unless otherwise determined by the Board.

Risks Related to Private Equity Investments and Other Investments

Private Equity Investment Risk.    Investment in Private Equity Investments involve the same types of risks associated with an investment in an operating company. The eventual success or failure of private equity investing depends on the ability of the Adviser and Private Equity Investors to attract and develop a steady flow of quality investment opportunities to analyze. Generally, little public information exists about privately held companies, and the Adviser and Transactions Consultants will be required to rely on the ability of their management teams to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. These companies and their financial information will not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If the Adviser and Private Equity Investors are unable to uncover all material information about these companies, they may not make a fully informed presentation to the Adviser and the Fund may lose money on these investments. Substantially all of the securities of privately held companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Additionally, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. All of these factors could affect the Fund’s investment returns.

Utilities and Energy Sectors.    Energy companies may be significantly affected by outdated technology, short product cycles, falling prices and profits, market competition and risks associated with using hazardous materials. Energy companies may also be negatively affected by legislation that results in stricter government regulations and enforcement policies or specific expenditures. The Fund may invest a significant portion of its assets in private infrastructure fund investments and co-investments, which may include investments with a focus on the utilities and energy sectors, thereby exposing the Fund to risks associated with these sectors.

Transportation Sector.    Transportation infrastructure companies are subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, the effects of economic slowdowns, adverse changes in fuel prices, labor relations, insurance costs, government regulations, political changes, and other factors. The Fund may invest a significant portion of its assets in private infrastructure fund investments and co-investments, which may include investments with a focus on the transportation sector, thereby exposing the Fund to risks associated with this sector.

Technology Sector.    Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated.

Financial Sector.    Financial services companies are subject to extensive governmental regulation that may limit the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability of such companies is generally dependent on the availability and cost of capital, and can fluctuate as a result of increased competition or changing interest rates.

Natural Resources Sector.    Investments in securities of natural resource companies involve risks. The market value of securities of natural resource companies may be affected by numerous factors, including events occurring in nature, inflationary pressures, and international politics. If the Fund has significant exposure to natural resource companies, there is the risk that the Fund will perform poorly during a downturn in the natural resource sector. For example, events occurring in nature (such as earthquakes or fires in natural resource areas) and political events (such as coups, military confrontations, or acts of terrorism) can affect the overall supply of a natural resource and the value of companies involved in such natural resource. Rising interest rates and general economic conditions may also affect the demand for natural resources.

Precious Metals Sector.    Investments related to gold and other precious metals are considered speculative and are affected by a variety of worldwide economic, financial, and political factors. The price of precious metals may fluctuate sharply over short periods of time due to changes in inflation or expectations regarding inflation in various countries, the availability of supplies of precious metals, changes in industrial and commercial demand, precious metals sales by governments, central banks, or international agencies, investment speculation, monetary and other economic policies of various governments, and government restrictions on private ownership of gold and other precious metals. No income is derived from holding physical gold or other precious metals, which is unlike securities that may pay dividends or make other current payments.

Common Stock.    Common stock generally takes the form of shares in a corporation which represent an ownership interest. It ranks below preferred stock and debt securities in claims for dividends and for assets of the company in a liquidation or bankruptcy. The value of a company’s common stock may fall as a result of factors directly relating to that company, such as decisions made by its management or decreased demand for the company’s products or services. A stock’s value may also decline because of factors affecting not just the company, but also companies in the same industry or sector. The price of a company’s stock may also be affected by changes in financial markets that are relatively unrelated to the company, such as changes in interest rates, currency exchange rates or industry regulation. Companies that elect to pay dividends on their common stock generally only do so after they invest in their own business and make required payments to bondholders and on other debt and preferred stock. Therefore, the value of a company’s common stock will usually be more volatile than its bonds, other debt and preferred stock. Common stock may be exchange-traded or OTC. OTC common stock may be less liquid than exchange-traded stock.

Preferred Securities Risk.    There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral, and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights, and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk.    Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. In addition, the Fund may invest in fixed income and preferred securities rated less than investment grade that are sometimes referred to as high-yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks, especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices, in general, may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Options Risk.    The Sub-Adviser on behalf of the Fund may incur risks associated with the sale and purchase of call options and/or put options. The seller (writer) of a call option, which is covered (i.e., the writer holds the underlying security), assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of an uncovered call option may be unavailable for purchase, except at much higher prices, thereby reducing or eliminating the value of the premium. Purchasing securities to cover the exercise of an uncovered call option can cause the price of the securities to increase, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium investment in the call option. The seller (writer) of a put option which is covered (i.e., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security if the market price falls below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option.

Derivative Instruments Generally.    The Sub-Adviser on behalf of the Fund may use futures, options, swaps and other derivatives for investment purposes, for efficient portfolio management and to enhance investment performance. The Fund’s ability to use these strategies may be limited by market conditions, regulatory limits and tax considerations. Use of these strategies involves certain special risks, including: (i) dependence on the Sub-Adviser’s ability to predict movements in the price of securities and movements in interest rates; (ii) imperfect correlation between movements in the securities or currency on which a futures or options contract is based and movements in the securities or currencies; (iii) the absence of a liquid market for any particular instrument at any particular time; (iv) the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty; (v) possible impediments to effective portfolio management or the ability to meet repurchase requests or other short-term obligations because of the percentage of the Fund’s assets segregated to cover its obligations; and (vi) the degree of leverage inherent in futures trading, i.e., the low margin deposits normally required in futures trading means that futures trading may be highly leveraged. Accordingly, a relatively small price movement in a futures contract may result in an immediate and substantial loss to the Fund. These financial instruments may produce an unusually or unexpectedly high amount of losses. In addition, the Fund may, in the future, take advantage of opportunities with respect to certain other derivative financial instruments that are not presently contemplated for use or that are currently not available, but that may be developed, to the extent such opportunities are both consistent with the investment objective of the Fund and believed by the Sub-Adviser to be legally permissible. Special risks may apply in the future that cannot be determined at this time. The regulatory and tax environment for derivative financial instruments in which the Fund may participate is evolving, and changes in the regulation or taxation of such financial instruments may have a material adverse effect on the Fund.

Derivatives are highly specialized financial instruments that require investment techniques and risk analyses that are often different from those associated with the underlying securities to which they relate. The use of a derivative requires an understanding not only of the underlying instrument but also of the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions.

Because the markets for certain derivatives are relatively new and still developing, suitable derivatives transactions may not be available in all circumstances. Upon the expiration of a particular contract, the Sub-Adviser may wish to retain the Fund’s position in the derivative by entering into a similar contract, but may be unable to do so if the counterparty to the original contract is unwilling to enter into the new contract and no other suitable counterparty can be found. The Fund’s ability to use derivatives may also be limited by certain regulatory and tax considerations.

When managing the Fund’s exposure to market risks, the Sub-Adviser may from time to time use forward contracts, options, swaps, credit default swaps, caps, collars and floors or pursue other strategies or use other forms of derivative securities to limit exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates and commodity prices. Notwithstanding the foregoing, the Sub-Adviser is not required to employ hedging techniques and may choose not to do so. The success of any hedging or other derivative transactions generally will depend on the ability to correctly predict market changes, the degree of correlation between price movements of a derivative financial instrument, the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while the Fund may enter into a transaction in order to reduce exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

Futures.    The Sub-Adviser may invest in futures on behalf of the Fund. Transactions in futures contracts carry a high degree of risk. Though the futures contract may require a much smaller amount of margin to be provided in comparison to the economic exposure which the futures contract provides to the relevant investment, index, rates, currency or physical commodity, investment in a futures contract creates a “gearing” or “leverage” effect. This means that a small margin payment can lead to enhanced losses as well as enhanced gains. It also means that a relatively small movement in the underlying reference investment, index, rate, currency or physical commodity can lead to a much larger proportional movement in the value of the futures contract. This may be to the financial benefit of the Fund as well as its detriment.

Futures positions may be illiquid because, for example, many commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits”. Under such daily limits, during a single trading day no trades may be executed at prices beyond the daily limits. Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Fund from promptly liquidating unfavorable positions and subject the Fund to substantial losses. In addition, the Fund may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or a regulator may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. In addition, various exchanges impose speculative position limits on the number of positions that may be held in particular commodities. Trading in commodity futures contracts and options are highly specialized activities that may entail greater than ordinary investment or trading risks. Furthermore, low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss.

The CFTC and US commodities exchanges have established limits (referred to as “speculative position limits”) on the maximum net long or net short speculative positions that any person may hold or control in any particular futures or options contracts traded on US commodities exchanges. All accounts managed and controlled by an investment adviser and its principals will be combined (that is, aggregated) for position limit purposes. The possibility exists that from time to time the positions held or controlled by the Sub-Adviser may have to be modified or liquidated to avoid exceeding applicable position limits, even though the positions attributable to the Fund do not themselves trigger the position limits, which could result in substantial costs and losses to the Fund.

In addition, the US Dodd Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) significantly expanded the CFTC’s authority to impose position limits with respect to futures contracts, options on futures contracts, swaps that are economically equivalent to futures or options on futures, swaps that are traded on a regulated US exchange and certain swaps that perform a significant price discovery function. In response to this expansion of its authority, in 2012, the CFTC proposed a series of new speculative position limits with respect to futures and options on futures on so-called “exempt commodities” (which includes most energy and metals contracts) and with respect to agricultural commodities. Those proposed speculative position limits were vacated by a United States District Court, but the CFTC has again proposed a new set of speculative position rules which are not yet finalized (or effective). If the CFTC is successful in this second try, the size or duration of positions available to the Fund may be severely limited. All accounts owned or managed by the Sub-Adviser are likely to be combined for speculative position limit purposes. The Fund could be required to liquidate positions it holds in order to comply with such limits, or may not be able to fully implement trading instructions generated by its trading models, in order to comply with such limits. Any such liquidation or limited implementation could result in substantial costs to the Fund.

Credit Risk.    There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, a default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

ETF Risk.    If securities underlying an ETF are traded outside of a collateralized settlement system, that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). To the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

In stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. This adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs. These costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Risks Related to the Fund’s Operations

No Operating History.    The Fund is a non-diversified, closed-end management investment company with no performance history that investors can use to evaluate the Fund’s investment performance. The operating expenses for funds with no or limited performance histories, including start-up costs, which may be significant, may be higher than the expenses of established funds.

Cybersecurity Risk.    Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund, the Adviser, the Sub-Adviser, Private Equity Investors, and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years, and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Distribution Policy Risk.    Following the liquidation of each Private Equity Investment, the Fund expects to make reasonable distributions to shareholders with the net return from such investment (after payment of any applicable carried interest to the Private Equity Investors). The Adviser may need to retain some of the distributions to ensure adequate cash flow for fees, expenses, redemptions, or other liabilities of the Fund. Any retained amount will be subject to Board approval. The timing of these distributions will be made in accordance with IRS regulations. The distribution policy may be modified by the Board from time to time. All or a portion of a distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. The Board is expected to convene semi-annually to consider whether or not to authorize a repurchase offer. The Board expects that repurchase offers, if authorized, will be made no more frequently than on a semi-annual basis and will typically have a valuation date as of June 30 or December 31 (or, if any such date is not a Business Day, on the last Business Day of such semi-annual period).

Fees and Expenses.    Shareholders pay certain fees (e.g., the Management Fee) and expenses of the Fund. The Fund’s expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities Private Equity investments are expected to pay fee equal to roughly 0-2% annually on committed capital (which will be built into the feeder vehicles) and upon liquidation of the aggregator (each co-investment) a carried interest charge that will be passed to the applicable Private Equity Investor. Shareholders will pay a pro rata share of asset-based and carried interest fees associated with the Fund’s underlying investments.

Legal and Regulatory Risks.    Recent legal and regulatory changes, and additional legal and regulatory changes that could occur during the term of the Fund may substantially affect private equity funds and such changes may adversely impact the performance of the Fund. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds has undergone substantial change in recent years and such change may continue. Greater regulatory scrutiny may increase the Fund’s, the Adviser’s, the Private Equity Investors’, and the Sub-Adviser’s exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on the Fund, the Adviser and the Sub-Adviser, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

With the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), there have been extensive rulemaking and regulatory changes that affect private fund managers, the funds that they manage, and the financial industry as a whole. The Dodd-Frank Act, among other things, grants regulatory authorities broad rulemaking authority to implement various provisions of the Dodd-Frank Act. The impact of the Dodd-Frank Act, and of follow-on regulation, is impossible to predict. There can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not have a material adverse effect on the Fund, significantly reduce the profitability of the Fund or impair the ability of the Fund to achieve its investment objectives. The implementation of the Dodd-Frank Act also could adversely affect the Fund by increasing transaction and/or regulatory compliance costs. In addition, greater regulatory scrutiny may increase the Fund’s, the Adviser’s and the Sub-Adviser’s exposure to potential liabilities.

Liquidity Risk.    The Fund is a closed-end investment company structured as a “tender offer fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares, and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s repurchase offers. There is no guarantee that shareholders will be able to sell all of the shares they desire in a repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives, or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Illiquid Investments.    Investments held by the Fund directly may be or become illiquid which may affect the ability of the Fund to exit such investments and the returns made by the Fund. Such illiquidity may result from various factors, such as the nature of the instrument being traded, or the nature and/or maturity of the market in which it is being traded, the size of the position being traded, or because there is no established market for the relevant securities. Even where there is an established market, the price and/or liquidity of instruments in that market may be materially affected by certain factors. Securities and commodity exchanges typically have the right to suspend or limit trading in any instrument traded on that exchange. It is also possible that a governmental authority may suspend or restrict trading on an exchange or in particular securities or other instruments traded. A suspension could render it difficult for the Fund to liquidate positions and thereby might expose the Fund to losses.

Management Risk.    The net asset value of the Fund changes daily based on the performance of the Private Equity Investments and/or securities in which it invests. The Adviser and the Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of a particular Private Equity Investment and/or security in which the Fund invests respectively may prove to be incorrect and may not produce the desired results. The portfolio manager and the other principals of the Adviser do not have experience in managing a closed-end fund.

Repurchase Policy Risks.    Repurchases by the Fund of its shares typically will be funded by liquidating the Fund’s investments managed by the Sub-Adviser. Payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Sub-Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Use of Leverage.    Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders, or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment and may lose all of its capital.

Risks Relating to Accounting, Auditing and Financial Reporting.    The Fund may invest in portfolio companies and Deal Series Vehicles that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund may be incomplete, inaccurate, restricted by confidentiality provisions and/or significantly delayed. The Fund may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such portfolio companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Reliance on Service Providers.    Other than its officers, the Fund has no employees. The Fund must therefore rely upon the performance of service providers to perform its executive functions. In particular, the Adviser, the Sub-Adviser, the Administrator, the Custodian, the Transfer Agent, and their respective delegates, if any, will perform services that are integral to the Fund’s operations and financial performance. Failure by any service provider to carry out its obligations to the Fund in accordance with the terms of its appointment, to exercise due care and skill, or to perform its obligations to the Fund at all as a result of insolvency, bankruptcy or other causes could have a material adverse effect on the Fund’s performance and returns to shareholders. The termination of the Fund’s relationship with any service provider, or any delay in appointing a replacement for such service provider, could materially disrupt the business of the Fund and could have a material adverse effect on the Fund’s performance and returns to shareholders.

Information Technology Systems.    The Fund is dependent on the Adviser for certain management services as well as back-office functions. The Adviser, Private Equity Investors and the Sub-Adviser depend on information technology systems in order to assess investment opportunities, strategies and markets and to monitor and control risks for the Fund. Information technology systems are also used to trade in the underlying investments of the Fund. It is possible that a failure of some kind that causes disruptions to these information technology systems could materially limit the Adviser’s, Private Equity Investors’ or Sub-Adviser’s ability to adequately assess and adjust investments, formulate strategies and provide adequate risk control. Any such information technology-related difficulty could harm the performance of the Fund. Further, failure of the back-office functions of the Sub-Adviser to process trades with respect to the portion of the Fund’s portfolio allocated to the Sub-Adviser in a timely fashion could prejudice the investment performance of the Fund.

Misconduct of Employees and of Service Providers.    Misconduct or misrepresentations by employees of the Adviser, Sub-Adviser or service providers could cause significant losses to the Fund. Employee misconduct may include binding the Fund to transactions that exceed authorized limits or present unacceptable risks and unauthorized trading activities or concealing unsuccessful trading activities (which, in any case, may result in unknown and unmanaged risks or losses) or making misrepresentations regarding any of the foregoing. Losses could also result from actions by service providers, including, without limitation, failing to recognize trades and misappropriating assets. In addition, employees and service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Fund’s business prospects or future marketing activities. Despite the Adviser’s or Sub-Adviser’s due diligence efforts, misconduct and intentional misrepresentations may be undetected or not fully comprehended, thereby potentially undermining the Adviser’s or Sub-Adviser’s due diligence efforts. As a result, no assurances can be given that the due diligence performed by the Adviser and Sub-Adviser will identify or prevent any such misconduct.

RIC Qualification Risk.    Special tax risks are associated with an investment in the Fund. The Fund elects to, and intends to meet the requirements necessary to, qualify as a “regulated investment company” or “RIC” under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the interests in the Fund and the amount of the Fund’s distributions.

Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability.    The Fund will distribute substantially all of its net investment income and gains to shareholders. These distributions are taxable as ordinary income or capital gains to the shareholder. Shareholders may be proportionately liable for taxes on income and gains of the Fund, but shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform shareholders of the amount and character of its distributions to shareholders. See “Certain Tax Considerations” below for more information. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98% of its capital gain net income, plus any such amounts that were not distributed in previous tax years, then the Fund will be subject to a non-deductible 4% excise tax with respect to the Fund’s non-distributed amounts.

Significant Financial Intermediaries.    To the extent that substantial numbers of investors have a relationship with a particular financial intermediary, such financial intermediary may have the ability to influence investor behavior, which may affect the Fund. To the extent that such financial intermediary exercises collective influence over such investors’ decisions to request repurchase of shares, the Fund may make larger tender offers than would otherwise be the case. Substantial acceptance of the Fund’s offers to repurchase shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the performance of the Fund and the value of the shares.

Similarly, if such financial intermediaries exercise collective influence over such investors’ voting of such shares, they could, subject to compliance with SEC rules and state law, change the composition of the Board, which in turn could lead to a change in the Adviser or Sub-Adviser to the Fund. If effected, such changes could have a material adverse effect on the performance of the Fund and the value of the shares.

Market Conditions Risk.    Market risk is risk associated with changes in, among other things, market prices of securities or commodities or foreign exchange or interest rates and there are certain general market conditions in which any investment strategy is unlikely to be profitable. From time to time, multiple markets could move together against the Fund’s investments, which could result in significant losses. Such movement would have a material adverse effect on the performance of the Fund and returns to shareholders. The Adviser and Sub-Adviser have no ability to control such market conditions.

General economic and market conditions, such as currency and interest rate fluctuations, availability of credit, inflation rates, economic uncertainty, changes in laws, trade barriers, currency exchange controls and national and international conflicts or political circumstances, as well as natural disasters, may affect the price level, volatility and liquidity of securities. Economic and market conditions of this nature could result in significant losses for the Fund, which would have a material adverse effect on the performance of the Fund and returns to shareholders.

The instability in the financial markets in prior years has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation, and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

The prices of the Funds’ investments, and therefore the NAV of the Fund, can be highly volatile. Price movements of forward contracts, futures contracts and other derivative contracts in which the Fund may invest are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments and interest rate-related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Moreover, since internationally there may be less government supervision and regulation of worldwide stock exchanges and clearinghouses than in the United States, the Fund also is subject to the risk of the failure of the exchanges on which their positions trade or of their clearinghouses, and there may be a higher risk of financial irregularities and/or lack of appropriate risk monitoring and controls.

Global stock and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective debt financings to widen considerably. The recent instability in the credit markets has made it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. There is a risk that such issuers will be unable to successfully complete such financing or refinancing. In particular, because of the current conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. There is also a risk that developments in sectors of the credit markets in which the Fund does not invest may adversely affect the liquidity and the value of securities in sectors of the credit markets in which the Fund does invest, including securities owned by the Fund.

Pandemic Risk.    Disease outbreaks that affect local economies or the global economy may materially and adversely impact our investment funds and portfolios and/or our business. For example, uncertainties regarding the novel Coronavirus (COVID-19) outbreak have resulted in serious economic disruptions across the globe. These types of outbreaks can be expected to cause severe decreases in core business activities such as manufacturing, purchasing, tourism, business conferences and workplace participation, among others. These disruptions lead to instability in the market place, including stock market losses and overall volatility, as has occurred in connection with COVID-19. In the face of such instability, governments may take extreme and unpredictable measures to combat the spread of disease and mitigate the resulting market disruptions and losses. In the event of a pandemic or an outbreak, there can be no assurance that we or our and our investment funds’ and portfolios’ service providers will be able to maintain normal business operations for an extended period of time or will not lose the services of key personnel on a temporary or long-term basis due to illness or other reasons. The full impacts of a pandemic or disease outbreaks are unknown, resulting in a high degree of uncertainty for potentially extended periods of time.

ERISA Matters.    Most pension and profit sharing plans, individual retirement accounts and other tax-advantaged retirement funds are subject to provisions of the Code, or the Employee Retirement Income Security Act of 1974 (“ERISA”), or both, which may be relevant in deciding whether such an investor should invest in the Fund. There may, for example, be issues as to whether such an investment is “prudent” or whether it results in “prohibited transactions.” Legal counsel should be consulted by such an investor before investing in the Fund.

Additional Risks related to the Sub-Adviser’s Investment Strategy

Model and Data risk.    Although the Sub-Adviser may rely on traditional discretionary input from its and its affiliates’ investment management personnel in managing the Fund’s portfolio, the Sub-Adviser will rely heavily on quantitative models (both proprietary models developed by the Sub-Adviser, and those supplied by third parties, collectively, “Models”) and information and data both developed by the Sub-Adviser and those supplied by third parties (collectively, “Data”) rather than granting trade-by-trade discretion to the Sub-Adviser’s investment professionals. In combination, Models and Data are used to construct investment decisions, to value both current and potential investments (including, without limitation, for trading purposes and for purposes of determining net asset value), to provide risk management insights and to assist in hedging the Fund’s positions and investments. Models and Data are known to have errors, omissions, imperfections and malfunctions (collectively, “System Events”). System Events in third-party Models are generally entirely outside of the control of the Sub-Adviser.

The Sub-Adviser seeks to reduce the incidence and impact of System Events, to the extent feasible, through a combination of internal testing, simulation, real-time monitoring, use of independent safeguards in the overall portfolio management process and often in the software code itself. Despite such testing, monitoring and independent safeguards, System Events will result in, among other things, the execution of unanticipated trades, the failure to execute anticipated trades, delays in the execution of anticipated trades, the failure to properly allocate trades, the failure to properly gather and organize available data, the failure to take certain hedging or risk reducing actions and/or the taking of actions which increase certain risk(s) — all of which may have materially negative effects on the Fund and/or its returns. System Events in third-party provided Data are generally entirely outside the control of the Sub-Adviser.

The research and modelling processes engaged in by the Sub-Adviser are extremely complex and involve the use of financial, economic, econometric and statistical theories, research and modelling; the results of this investment approach must then be translated into computer code. Although the Sub-Adviser seeks to hire individuals skilled in each of these functions and to provide appropriate levels of oversight and employ other mitigating measures and processes, the complexity of the individual tasks, the difficulty of integrating such tasks, and the limited ability to perform “real world” testing of the end product, even with simulations and similar methodologies, raise the chances that Model code may contain one or more coding errors, thus potentially resulting in a System Event and further, one or more of such coding errors could adversely affect the Fund’s investment performance.

The investment strategies of the Sub-Adviser are highly reliant on the gathering, cleaning, culling and performing of analysis of large amounts of Data. Accordingly, Models rely heavily on appropriate Data inputs. However, it is impossible and impracticable to factor all relevant, available Data into forecasts, investment decisions and other parameters of the Models. The Sub-Adviser will use its discretion to determine what Data to gather with respect to each investment strategy and what subset of that Data the Models take into account to produce forecasts which may have an impact on ultimate investment decisions. In addition, due to the automated nature of Data gathering, the volume and depth of Data available, the complexity and often manual nature of Data cleaning, and the fact that the substantial majority of Data comes from third-party sources, it is inevitable that not all desired and/or relevant Data will be available to, or processed by, the Sub-Adviser at all times. Irrespective of the merit, value and/or strength of a particular Model, it will not perform as designed if incorrect Data is fed into it which may lead to a System Event potentially subjecting the Fund to a loss. Further, even if Data is input correctly, “model prices” anticipated by the Data through the Models may differ substantially from market prices, especially for financial instruments with complex characteristics, such as derivatives.

Where incorrect or incomplete Data are available, the Sub-Adviser may, and often will, continue to generate forecasts and make investment decisions based on the Data available to it. Additionally, the Sub-Adviser may determine that certain available Data, while potentially useful in generating forecasts and/or making investment decisions, is not cost effective to gather due to, among other factors, the technology costs or third-party vendor costs and, in such cases, the Sub-Adviser will not utilize such Data. The Sub-Adviser has full discretion to select the Data it utilizes. The Sub-Adviser may elect to use or may refrain from using any specific Data or type of Data in generating forecasts or making trading decisions with respect to the Models. The Data utilized in generating forecasts or making trading decisions underlying the Models may not be (i) the most accurate data available or (ii) free of errors. The Data set used in connection with the Models is limited. The foregoing risks associated with gathering, cleaning, culling and analysis of large amounts of Data are an inherent part of investing with a quantitative, process-driven, systematic adviser such as the Sub-Adviser.

When Models and Data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose the Fund to potential losses and such losses may be compounded over time. For example, by relying on Models and Data, the Sub-Adviser may be induced to buy certain investments at prices that are too high, to sell certain other investments at prices that are too low, or to miss favorable opportunities altogether. Similarly, any hedging based on faulty Models and Data may prove to be unsuccessful and when determining the net asset value, any valuations of the Fund’s investments that are based on valuation Models may prove to be incorrect. In addition, Models may incorrectly forecast future behavior, leading to potential losses on a cash flow and/or a mark-to-market basis. Furthermore, in unforeseen or certain low-probability scenarios (often involving a market event or disruption of some kind), Models may produce unexpected results which may or may not be System Events.

Errors in Models and Data are often extremely difficult to detect, and, in the case of Models, the difficulty of detecting System Events may be exacerbated by the lack of design documents or specifications. Regardless of how difficult their detection appears in retrospect, some System Events may go undetected for long periods of time and some may never be detected. Finally, when a System Event is detected, the Sub-Adviser, in its sole discretion, may choose not to address or fix such System Event. When a System Event is detected, the Sub-Adviser generally will not, as part of the review of circumstances leading to the System Event, perform a materiality analysis on the potential impact of a System Event. The Sub-Adviser believes that the testing and monitoring performed on Models will enable the Sub-Adviser to identify and address those System Events that a prudent person managing a quantitative, systematic and computerized investment program would identify and address by correcting the underlying issue(s) giving rise to the System Events, however there is no guarantee of the success of such processes. Shareholders should assume that System Events and their ensuing risks and impact are an inherent part of investing with a process-driven, systematic sub-adviser such as the Sub-Adviser. Accordingly, the Sub-Adviser does not expect to disclose discovered System Events to the Fund or to Shareholders.

The Fund will bear the risks associated with the reliance on Models and Data including bearing all losses related to System Events other than in relation to losses arising from the Sub-Adviser’s willful default, fraud or gross negligence or breach of fiduciary duty under ERISA, if applicable.

Obsolescence risk.    The Sub-Adviser is unlikely to be successful in the deployment of its quantitative, systematic, investment strategies unless the assumptions underlying the Models are realistic and either remain realistic and relevant in the future or are adjusted to account for changes in the overall market environment. If such assumptions are inaccurate or become inaccurate and are not promptly adjusted, it is likely that the Models will not generate profitable trading signals or otherwise produce insights helpful to marking investment decisions for the Fund. If and to the extent that the Models do not reflect certain relevant factors, and the Sub-Adviser does not successfully address such omission through its testing and evaluation by modifying the Models accordingly, major losses may result — all of which will be borne by the Fund. The Sub-Adviser will continue to test, evaluate and add new Models which may lead to the existing Models being modified from time to time. Shareholders will not be informed of nor will approve the addition, modification or removal of any Models. There can be no assurance as to the effects (positive or negative) of any changes including additions, modifications and removal of the Models on the Fund’s performance.

Crowding: Model convergence.    There is significant competition among quantitatively-focused managers and the ability of the Sub-Adviser to deliver returns that have a low correlation with global aggregate equity markets and other hedge funds is dependent on its ability to employ Models that are simultaneously profitable and differentiated from those employed by other market participants. If the Sub-Adviser is unable to develop sufficiently differentiated Models, the Fund’s investment objective may not be met. In addition, if the Models come to resemble those employed by other managers, there is an increased risk that a market disruption may negatively affect predictive Models such as those employed by the Sub-Adviser, as such a disruption could accelerate reductions in liquidity or rapid re-pricing due to simultaneous trading across a number of funds utilizing Models (or similar quantitatively-focused investment strategies) in the marketplace.

Trading systems and execution of orders.    The Sub-Adviser relies extensively on computer programs, systems, technology, Data and Models to implement its execution strategies and algorithms. The Sub-Adviser’s investment strategies, trading strategies and algorithms depend on its ability to establish and maintain an overall market position in a combination of financial instruments selected by the Sub-Adviser. There is a risk that the Sub-Adviser’s proprietary algorithmic trading systems may not be able to adequately react to a market event without serious disruption. Further, trading strategies and algorithms may malfunction causing severe losses. While the Sub-Adviser has employed tools to allow for human intervention to respond to significant system malfunctions, it cannot be guaranteed that losses will not occur in such circumstances as unforeseen market events and disruptions and execution system issues.

Orders may not be executed in a timely and efficient manner due to various circumstances, including, without limitation, trading volume surges or systems failures attributable to the Sub-Adviser, the Sub-Adviser’s counterparties, brokers, dealers, agents or other service providers. In such event, the Sub-Adviser might only be able to acquire or dispose of some, but not all, of the components of such position, or if the overall position were to need adjustment, the Sub-Adviser might not be able to make such adjustment. As a result, the Fund would not be able to achieve the market position selected by the Sub-Adviser, which may result in a loss.

MANAGEMENT

Trustees and Officers

The Board has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. There are four Trustees on the Board, a majority of whom are not considered to be “interested persons”, as defined in the 1940 Act, of the Fund or the Adviser (the “Independent Trustees”). Any vacancy on the Board may be filled by the remaining Trustees of such Board, except to the extent the 1940 Act requires the election of Trustees by the Shareholders. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the directors of an investment company organized as a corporation and registered under the 1940 Act. To the extent permitted by the 1940 Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, any person, including without limitation, the officers of the Fund, the Adviser or any committee of a Board. Trustees will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for Shares as members, subject to the eligibility requirements described in this Prospectus.

Each Trustee serves for an indefinite term or until he or she reaches mandatory retirement age as established by the Board or in the event of death, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office. The Board appoints officers of the Fund who are responsible for the Fund’s day-to-day business decisions based on policies set by the Board. The officers serve at the pleasure of the Board.

The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board believes that, collectively, the Trustees have a balanced and diverse experience, qualifications, attributes, and skills that allow the Board to operate effectively in governing the Fund and protecting the interests of shareholders.

The table below shows, for each Trustee and executive officer, his or her full name, age, the position held with the Fund, the length of time served in that position, his or her principal occupations during the last five years, the number of portfolios in the Fund Complex (as defined herein) overseen by the Trustee, and other public directorships held by such Trustee. The business address of the Fund is ALTI LLC, 110 East 40th Street, Suite 803, New York, NY 10016.

TRUSTEES

Name, Address(1) and Year of Birth	Position(s) Held with Fund	Term of Office(2) and Length of Time Served as a Trustee	Principal Occupation(s) During Past Five Years and Other Relevant Qualifications(3)	Number of Funds Overseen by Trustee	Other Public Company Directorships Held by Trustee in the Past Five Years(4)
INDEPENDENT TRUSTEES
Jeffrey J. Gary [1962]	Trustee	Since 2022	CEO, CFO and Board Member Insight Acquisition Corp. See Bio under Summary of Trustee’s Qualifications for additional details.	2	2
Michael Singer [1966]	Trustee	Since 2022	Management consultant services and directorships through Alternative Insight, LLC See Bio under Summary of Trustee’s Qualifications for additional details.	1	3
Maureen O’Toole [1957]	Trustee	Since 2023	Investment Development Group for Actis and former Managing Director at Morgan Stanley. See Bio under Summary of Trustee’s Qualifications for additional details.	1	0

Name, Address(1) and Year of Birth	Position(s) Held with Fund	Term of Office(2) and Length of Time Served as a Trustee	Principal Occupation(s) During Past Five Years and Other Relevant Qualifications(3)	Number of Funds Overseen by Trustee	Other Public Company Directorships Held by Trustee in the Past Five Years(4)
INTERESTED TRUSTEES(5)
Joseph Bonvouloir [1996]	Trustee Chairman President	Since 2019	CEO of ALTI, LLC. See Bio under Summary of Trustee’s Qualifications for additional details.	1	0

____________

(1)      The address for each of the Fund’s Trustees is ALTI, c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee WI 53212.

(2)      Trustees serve until their resignation, removal or death.

(3)      The information provided in the Summary of Trustee’s Qualification section of this document includes each Trustee’s principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee’s qualifications to serve as a Trustee, which led to the conclusion that each Trustee should serve as a Trustee for the Fund.

(4)      Mr. Gary serves on the Board of the following public companies: MoneyLion Inc (NYSE: ML) and Insight Acquisition Corp. (NYSE: INAQ). Mr. Singer serves on the Board of the following public companies: Insight Acquisition Corp (NYSE: INAQ), National Holdings Corp. (NASDAQ: NHLD) and Gadsen Properties, a publicly traded REIT (FCRE).

(5)      Mr. Bonvouloir is an “interested person,” as defined in the 1940 Act, of the Fund based on his ownership and position with ALTI, LLC.

Officers

Name and Year of Birth	Position(s) Held With Fund	Length of Time Served	Principal Occupation(s) During Past Five Years
Madeline Arment [1989]	Principal Financial Officer and Treasurer	Since 2023

Director of CFO Services, PINE Advisor Solutions (since 2022); Principal Financial Officer, Nomura Alternative Income Fund (2023-present) Assistant Treasurer, Griffin Institutional Access Real Estate Fund (2019-2022); Assistant Treasurer, Griffin Institutional Access Credit Fund (2019-2022); Assistant Treasurer, Stadion Investment Trust (2018-2021); Fund Controller, ALPS Fund Services, Inc., (2018-2022); Manager of Investment Operations, Shelton Capital Management, (2016-2018)

Cynthia Aragon, Esquire [1972]	Chief Compliance Officer	Since 2021	Outsourced Chief Compliance Officer, Cynthia Aragon, Esq (2018-present)

Trustee Share Ownership (as of April 30, 2023)

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
Independent Trustees
Jeffrey J. Gary	$0	$0
Michael Singer	$0	$0
Maureen O’Toole	$0	$0

Interested Trustees
Joseph Bonvouloir	$0	$0

The Board operates using a system of committees to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund, and Fund’s Shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund’s activities and associated risks. The Board has established one standing committees: an Audit Committee. The committee charter governs the scope of the committee’s responsibilities with respect to its oversight. The responsibilities of the Audit Committee, including their oversight responsibilities, are described further below.

The Audit Committee is comprised of all of the Independent Trustees. Jeffrey Gary is the Chair of the Audit Committee. The primary purposes of the Board’s Audit Committee are to assist the Board in fulfilling its responsibility for oversight of the integrity of the accounting, auditing and financial reporting practices of the Fund, the qualifications and independence of the Fund’s independent registered public accounting firm, and the Fund’s compliance with legal and regulatory requirements. The Audit Committee reviews the scope of the Fund’s audit, accounting and financial reporting policies and practices and internal controls. The Audit Committee approves and recommends to the full Board the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm. The Audit Committee also approves all audit and permissible non-audit services provided by the Fund’s independent registered public accounting firms to its Adviser and any affiliated service providers if the engagement relates directly to operations and financial reporting of the Fund. As of the date of this SAI, the Audit Committee has not met.

Leadership Structure and Risk Management Oversight

The Board has chosen to select the same individual as Chairman of the Board and as President of the Fund. Currently, Mr. Bonvouloir, an Interested Trustee, serves as Chairman of the Board and President of the Fund. The Board believes that this leadership structure is appropriate since Mr. Bonvouloir provides the Board with insight regarding the Fund’s day-to-day management and overall operations which assist him in his role as Chairman of the Board. The Board does not have a lead Independent Trustee.

The Fund is subject to a number of risks, including investment, compliance, operational, and valuation risk, among others. The Board oversees these risks as part of its broader oversight of the Fund’s affairs through various Board and committee activities. The Board has delegated management of the Fund to service providers who are responsible for the day-to-day management of risks applicable to the Fund. The Board oversees risk management for the Fund in several ways. The Board receives regular reports from both the chief compliance officer and administrator for the Fund, detailing the results of the Fund’s compliance with their Board-adopted policies and procedures, the investment policies and limitations of the portfolios, and applicable provisions of the federal securities laws and Internal Revenue Code. As needed, the Adviser discusses management issues respecting the Fund with the Board, soliciting the Board’s input on many aspects of management, including potential risks to the Fund. The Board’s Audit Committee also receives reports on various aspects of risk that might affect the Fund and offers advice to management, as appropriate.

The Trustees also meet in executive session with Fund counsel, the chief compliance officer and representatives of management, as needed. Through these regular reports and interactions, the Board helps to establish risk management parameters for the Fund, which are effected on a day-to-day basis by service providers to the Fund.

The ALTI Investment Committee will be composed of at least 3 professionals. The Investment Committee is comprised of the following individuals: Sheryl Schwartz who is the Chief Investment Officer of ALTI and will serve as the Chair of the Investment Committee (Mrs. Schwartz’ bio can be found below under the Portfolio Manager section), John Litchfield, and Holly Holtz. Each person on the Investment Committee has significant experience with investments in Private Equity and/or Registered Investment Companies. A majority of the Investment Committee Members must approve each deal. Members of the Private Equity Investors are not permitted to become members of the Investment Committee. It is expected that the Investment Committee will meet weekly to review the deal pipeline and vote on opportunities, but they must meet at least monthly.

Mr. Litchfield is a Vice President with CenturyLink Investment Management (“CIM”), a subsidiary of Lumen Technologies. Mr. Litchfield co-directs CIM’s Investment Strategy & Implementation Team which is responsible for designing, constructing, and managing the investment portfolios that support Lumen’s pension plans. These portfolios invest in a diverse range of public and private asset classes, including alternatives such as private equity and private credit. Mr. Litchfield is a member of CIM’s Leadership Team and Investment Committee. Mr. Litchfield has over 35 years of investment experience. Prior to joining CIM in 2007, he worked for TIAA-CREF and Irving Trust. While at TIAA-CREF, he managed teams that invested on a global basis in private debt and equity investments. While at Irving Trust, he was a loan officer within the leveraged finance department and completed the bank’s credit training program. Mr. Litchfield holds a Master of Business Administration degree from New York University and a bachelor’s degree in Political Science from Kenyon College.

Holly Holtz is the CEO and founder of Shinrun Advisors. Prior to founding Shinrun Advisors, Ms. Holtz invested and managed a significant portion of TIAA-CREF’s multi-billion dollar portfolio in private equity funds, co-investments and direct mezzanine debt. During her fifteen years with that institution’s Alternative Investments team, Ms. Holtz served on numerous LP advisory committees and portfolio company boards (the latter as an observer). She also was a board member and co-manager of the TIAA-CREF Distressed Opportunity Fund, a $150 million fund of funds raised by TIAA-CREF and a third-party institutional investor to create a specialty portfolio of distressed strategy private equity funds beginning in 2009. Her entry position at TIAA-CREF was in private placement workouts and restructurings during the early-mid 1990s recession. Previously, Ms. Holtz was a loan officer at Marine Midland Bank and Irving Trust, in their respective leveraged finance departments. She received a Master of Business Administration degree from Columbia Business School, a Master of Arts degree from the University of California, Berkeley and a Bachelor of Arts degree from the University of Michigan.

Portfolio Construction:

ALTI’s Investment Committee will focus on building a portfolio diversified including mid-market and large deals with some small deals and continuation vehicles, as appropriate. The companies will be diversified by industry and the Fund will focus on partnering with general partners that have investment teams that have established proven track record and operational experience. The Fund will seek opportunities that add value through private market strategies including improving under managed businesses, consolidating fragmented industries, expansion of product lines and cost synergies, upgrading management, adding new technologies.

The Fund seeks to build a portfolio diversified by industry, stage, size, general partner and vintage year in order to manage risk and achieve the best risk adjusted return.

The Fund will invest and/or make commitments to both leveraged buyouts and growth equity leveraged buyouts (“LBOs”). LBOs are generally investments utilizing leverage to acquire the equity of a mature, private business.

Value is created through (1) acquisitions and roll up strategies, (2) balance sheet restructuring and use of leverage, (3) changes to the management team, (4) strategy and new product introductions, (5) divestitures, (6) other ways of increasing revenue growth, (7) other ways of improving margins including cost cuts, synergies, product changes, and (8) exit strategies and managing the sale process.

Growth capital is equity or equity-like investments are often non control or non-minority positions in private companies with above average growth rates. Often lower leverage levels or no leverage are used for the investment.

Investment Process:    Each investment will be analyzed individually and within the context of the lead sponsors track record and expertise. Each general partner will be evaluated in addition to each deal. The fund manager will seek to partner with general partners that have a demonstrated operational, financial, or strategic expertise and a track record that supports the deals investment thesis. Included in the analysis will be a review of the managers policies, reputation, integrity and alignment of interest.

The deals will be evaluated in both a top down and bottoms up analysis. Specifically for top down analysis: the deals will be evaluated in the context of current market conditions: valuations, debt levels, interest rates and trends. For bottom up analysis, the Fund will evaluate the deal, the valuation, the strengths, strategy, risks and opportunities of the industry and sector. When possible, an on site portfolio company due diligence will be conducted when appropriate. In addition, a review of the track record of the lead general partner will be evaluated in each deal.

Summary of Trustees’ Qualifications.    Following is a summary of the experience, attributes and skills which qualify each Trustee to serve on the Board.

Joseph Bonvouloir:    Mr. Bonvouloir is the Founder & CEO of ALTI. He founded the firm in order to expand access to private equity for a greater number of individual investors. During his time at ALTI, he has overseen the creation and development of the ALTI Private Equity Access and Commitments Fund, recruited and hired the firm’s executive team, and negotiated partnerships with service providers, individuals, and investment firms to launch the vehicle. Prior to ALTI, Joseph held positions at Goldman Sachs and Morgan Stanley in their Sales & Trading and Investment Banking Groups. Joseph holds a bachelor’s degree in business administration from the Stephen M. Ross School at the University of Michigan, Ann Arbor.

Jeffrey J. Gary:    Mr. Gary has a 30-year track record in the mutual fund and financial services industry, including significant Board of Director, 1940 Act, investment and capital raising experience. He has been and currently serves as Audit Committee Chair of multiple 1940 Act funds and public corporate Boards. He also served and presented quarterly to mutual fund Boards for more than 25 years. He currently sits on the Boards of Directors of the Arca U.S. Treasury Mutual Fund, the first SEC-registered StableCoin mutual fund and serves as Audit Committee Chair, Insight Acquisition Corp., where he also serves as Chief Executive Officer and Chief Financial Officer, and MoneyLion Inc. where is also the Audit Committee Chair. Mr. Gary also sits on the advisory boards for three fintech companies, DealBox, TokenPlace and Total Network Service/Digital Names. Previously, Mr. Gary served on the board of directors of the Axonic Alternative Income Mutual Fund and also served as the Valuation Committee Chair (October 2018 to March 2020), Fusion Acquisition Corp II (February 2021 to January 2022), where he also served as Chief Financial Officer; and National Holdings Corporation (February 2019 to March 2021) where he was also the Audit Committee Chair.

Mr. Gary served for 25 years as investment team leader and executive at BlackRock, AIG, Cargill and Avenue Capital where he was responsible for managing 1940 Act funds and hedge funds including investing in private equity. He was responsible for all the marketing efforts to retail investors for the mutual funds and raised more than $12 billion in assets. He also launched four new 1940 Act mutual funds including working with the SEC, legal and compliance to get each of them launched and operational. Mr. Gary graduated from Penn State, received his MBA from Northwestern and also has his CPA.

Michael E. Singer:    Mr. Singer is a 25 year veteran of the alternative investment industry. In 2017, he formed Alternative Insight to serve as management company for his investment management activities, directorships and consultancy. Previously, he was the CEO and President of Ramius (Cowen Investment Management), a $13 billion AUM alternative investment advisory platform. Mr. Singer led the creation and oversight of the firm’s ’40 Act funds: Ramius Event Driven Equity Fund, Ramius Merger Arbitrage UCITS Fund, Ramius Archview Credit and Distressed Fund and State Street/Ramius Managed Futures Fund. Mr. Singer was Co-President of Ivy Asset Management, where he was responsible for the creation of a novel ’40 Act Interval Fund of Funds. He began his career at Weiss, Peck & Greer, a $17 billion asset management firm, where he spent nine years and served as Senior Managing Director and Executive Committee Member. Mr. Singer received his Juris Doctorate from the Emory University School of Law and Bachelor of Science degree in accounting with honors from Penn State University. He is an attorney and CPA. Since 2017, Mr. Singer has been providing management consultancy services and directorships under his company, Alternative Insight, LLC. Through Alternative Insights, LLC, Mr. Singer has served as a public company board member, created and managed 2 private investment vehicles, and provided consulting services to several large hedge funds and private equity businesses.

Maureen O’Toole:    Ms. O’Toole is currently in the Investor Development Group for Actis, a global infrastructure firm based in London. She joined Actis from Morgan Stanley where she was a Managing Director and held a number of roles in the alternative investments division, in client engagement, to sales team management. Additionally, she led the managed futures business within Morgan Stanley Investment Management. Ms. O’Toole worked as a Managing Director at K2 Advisors in product development and client relations immediately prior to Morgan Stanley. Prior to that, Ms. O’Toole was a Managing Director with Citigroup Alternative Investments, heading a global team of 35 investor development professionals who worked with clients across the full spectrum of alternative investments: hedge funds, private equity and private real estate funds. Ms. O’Toole started her career as a research analyst at Drexel Burnham Lambert, working with institutional clients on identifying their balance sheet risk and then constructing risk mitigating hedging strategies as well as trading strategies using futures and futures options. She received her undergraduate degree in Speech Pathology and Audiology, with a second emphasis in Economics at California State University at Chico. She obtained her Masters in Finance at Northwestern University in Chicago. Additionally, Ms. O’Toole holds a Chartered Alternative Investment Analyst designation.

Independent Trustee Ownership of Securities

As of October 1, 2023, the Independent Trustees (and their respective immediate family members) did not beneficially own securities of the Adviser, Sub-Adviser or the Distributor, or an entity controlling, controlled by or under common control with the Adviser, Sub-Adviser or the Distributor (not including registered investment companies).

As of October 1, 2023, as a group, Trustees and officers owned less than 1% of the outstanding Shares in the Fund.

Compensation of Trustees and Officers

Each Independent Trustee receives an annual retainer fee of $30,000 for serving the Fund. The chair of the Audit Committee receives an additional $5,000 annually. Trustees who are interested persons of the Trust do not receive any compensation from the Trust.

The Fund also reimburses Independent Trustees and the Fund’s officers for travel and other out-of-pocket expenses incurred by them in connection with attending Board meetings. Interested Trustees receive no compensation or expense reimbursement from the Fund for their services as Trustees.

The following table shows aggregate compensation payable to each of the Fund’s Trustees from the Fund for the fiscal year ended March 31, 2024.

Compensation(1)
Name of Trustee	Aggregate Compensation from the Fund
Independent:
Jeffrey J. Gary	$35,000
Michael E. Singer	$30,000
Maureen O’Toole	$30,000

Interested:
Joseph Bonvouloir	$0

____________

(1)      Includes all amounts paid for serving as Trustee of the Fund, as well as for serving as Chairman of the Audit Committee.

Investment Adviser

ALTI, LLC serves as the Fund’s investment adviser. The Adviser, located at 110 East 40th Street, Suite 803, New York, NY, is a limited liability company.

The Adviser will make all private equity investment decisions on behalf of the Fund. The Investment Committee is made up of investment professionals with over 30 years of collective experience in evaluating and investing private equity opportunities. The Investment Committee will create specified parameters for the Private Equity Investors on what types of deals that they should present to the Adviser for review. Parameters may include, but are not limited to geography, size, industry, and manager.

In selecting Investment Opportunities, the Investment Committee members will review a number of factors before making an investment decision which will typically include: historical financial information and projected results; industry information and the company’s position; business strategy and potential for growth; the capitalization of the company and impact of leverage; analysis of third party business consulting, legal and accounting firms; comparable company valuations; the ability to exit the investment within a reasonable time frame; and previous transactions of similar companies.

The Investment Committee will also evaluate the private equity manager leading the transaction to determine whether it believes the manager is capable of creating value for the investment through expertise in the industry or the appropriate personnel.

Lastly, the Investment Committee will conduct a detailed review of each investment as it passes through the due diligence stages. The Investment Committee will also review periodic updates on the investments they previously authorized the Fund to purchase.

Investment Sub-Adviser

Numeric Investors LLC (the “Sub-Adviser”) will serve as the Fund’s investment sub-adviser pursuant to a sub-advisory agreement between the Sub-Adviser and the Adviser on behalf of the Fund (the “Sub-Advisory Agreement”). The Sub-Adviser is a limited liability company organized under the laws of the State of Delaware, United States, and is a majority-owned indirect subsidiary of Man Group plc. The Sub-Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Sub-Adviser is also registered with the Commodity Futures Trading Commission as a commodity pool operator and is a member of the National Futures Association. The Sub-Adviser does not manage any other accounts for the Adviser.

Investments managed by the Sub-Adviser are meant to serve as a temporary cash-management instrument for investors while the Fund waits to invest in Private Equity Investments. The Sub-Adviser seeks to build a portfolio of cash, cash equivalents, and a public equity strategy that seeks to generate a return profile that is similar to the U.S. buyout segment of private equity. The Sub-Adviser may incorporate hedging techniques to the public equity strategy in order to reduce volatility which could also reduce potential returns. Investments managed by the Sub-Adviser offer liquidity to Shareholders, carry no incentive fees, and may invest in all types of equity securities and equity-linked securities across a range of market capitalizations. The Investments managed by the Sub-Adviser are subject to the Board’s determination to allow a tender offer in its sole discretion. Following the initial allocation during the ramp -up period, the Fund expects to allocate up to 20% of its assets to the Sub-Adviser and/or money market instruments. The investments managed by the Sub-Adviser will be liquidated after all Private Equity Investments have been liquidated.

The Sub-Adviser seeks to implement its investment strategy by using a systematic process to build an actively-managed portfolio of public equities with private equity characteristics.

Financial instruments will be selected for purchase or sale by the Sub-Adviser using quantitative stock selection models developed by the Sub-Adviser. Specifically, the Sub-Adviser follows a three step investment process:

-        Create a private equity weighted benchmark. Using the standard Russell 2500 Index constituents as a starting point, build a modified cap weighted benchmark that is tilted toward sectors and industries favored by PE firms. The tilts are based on actual private equity deals.

-        Screen out stocks with qualities that would not be present in typical private equity investments using several criteria, including, but not limited to, stock-specific relative value and profitability metrics.

-        Construct a long-only, risk-aware portfolio that incorporates transaction costs.

In consultation with the Adviser, to help protect the portfolio from substantial drawdowns in performance, the Sub-Adviser may employ a collar hedge using equity index options. If utilized, the collar will involve 1) purchasing put options on a strategy representative index that provides the desired downside protection, and 2) simultaneously selling call options on the same strategy representative index in order to be cost-efficient. The strike price of the call will be set dynamically and systematically based on market valuation and return expectations. The Sub-Adviser regularly will refine, test and validate the results of its models, screens, and tools. The Sub-Adviser may use any combination of these models, screens, and tools as well as other innovations developed by the Sub-Adviser from time to time.

Private Equity Investors

Private Equity Investors will generally focus on providing the Fund with preferred access to investment opportunities in the U.S.-based large-cap leveraged buyouts space in specified geographic areas, industry groups or company sizes, as outlined by the Adviser. Large-cap opportunities are defined as private companies with total enterprise value of at least $3.5 billion and all opportunities that fit into this category may be presented by certain limited partners to the ALTI Fund ahead of other clients based on ALTI’s relationships with these firms and their desire to access a greater pool of individual investors. The Fund may also invest in mid-cap opportunities that the Adviser finds attractive.

The Private Equity Investors’ Investment Team will review deals sourced firm-wide through a number of sources. Of all deals reviewed, a certain percentage are generally passed on to a multi-stage initial diligence process. The due diligence process typically entails review of all relevant materials pertaining to the investment opportunity (e.g. management presentation, confidential information memorandums, third-party diligence reports, etc.), extensive financial analysis and diligence sessions with the lead private equity sponsor. Throughout their diligence process for deals that the Adviser expresses interest in, the Private Equity Investor will provide interim updates to the Adviser of their key findings and solicit insights including areas to focus on as the deal teams finalize diligence on the opportunity. The Fund does not expect to enter into unfunded commitments or acquire interests in real property or real estate mortgage loans.

Investment Management, Sub-Advisory, and Private Equity Investor Agreements

The Fund is a party to an Investment Management Agreement with the Adviser (the “Investment Management Agreement”). Pursuant to the Investment Management Agreement, the Adviser provides the Fund with ongoing investment guidance, policy direction and monitoring of the Fund, subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund; buys, retains and sells the Fund’s portfolio investments; selects brokers or dealers to execute transactions; provides investment research; maintains or causes to be maintained all required books, records, and reports and other information required for the proper operation of the Fund; and furnishes all other services required in connection with management of the Fund.

In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser a monthly fee of 0.1083333% (1.30% on an annualized basis) of the Fund’s month-end net assets (the “Adviser Management Fee”). The Adviser Management Fee is an expense paid out of the Fund’s net assets and is computed based on the value of the monthly net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of shares that will be repurchased as of the end of the month). The Adviser Management Fee is in addition to the asset-based fees and incentive fees paid through the individual private equity portfolio companies and holding corporations to Private Equity Investors, and or private equity general partners and indirectly paid by investors in the Fund.

In consideration of the advisory services provided by the Sub-Adviser to the Fund, the Fund pays the Sub-Adviser a monthly fee of 0.054% (0.65% on an annualized basis) of the Fund’s assets allocated to the Sub-Adviser’s liquid private equity strategy month-end invested assets (the “Sub-Adviser Management Fee” and, together with the Adviser Management Fee, the “Management Fee”). The Sub-Adviser Management Fee is an expense paid out of the Adviser’s Management Fee and is computed based on the value of the monthly invested assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of shares that will be repurchased as of the end of the month). The Sub-Adviser Management Fee is in addition to the asset-based fees and incentive fees paid by the individual private equity portfolio companies and holding companies and indirectly paid by investors in the Fund but is included in the overall Adviser Management Fee of 1.30%.

Deal Series Vehicles through which the Fund will typically acquire Private Equity Investments in which the Fund may invest will generally cause the Fund to incur fees. Specifically, Private Equity Investors that sponsor and/or manage such Deal Series Vehicles will typically earn annual administrative fees from each such vehicle based on invested capital and will also generally be entitled to certain carried interest payments depending on the performance of the applicable Private Equity Investment held by each such Deal Series Vehicle. Shareholders will bear indirectly a pro rata share of these asset-based and carried interest fees associated with the Fund’s underlying investments, including its deal series and co-investment partnerships along with the Fund’s share of any associated operating expenses of such Deal Series Vehicles. Neither the Adviser nor the Sub-Adviser will take any performance-related fees or fees associated with these private equity transactions.

The Adviser and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, interest, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, short selling expenses, expenses incurred in connection with any merger or reorganization, indirect expenses, expense of other investment companies or underlying pools in which a Fund may invest, or extraordinary expenses such as litigation), in respect to Class A, Class D and Class I Shares, to the extent that such expenses exceed 3.00% per annum of the Fund’s average daily net assets (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (i) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (ii) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of (i) the expense cap in place at the time of waiver or (ii) the time of recoupment. The Expense Limitation Agreement will remain in effect at least March 31, 2025, unless sooner terminated as provided in Paragraph 5 of the Expense Limitation Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser.

At the organizational Board meeting held on February 7, 2023, the Board met and received information relating to the Investment Management Agreement and Sub-Advisory Agreement derived from a number of sources and covering a range of issues. At the meeting, the Board, including a majority of the Independent Trustees, unanimously voted to approve the Investment Management Agreement with the Adviser and the Sub-Advisory Agreement with the Sub-Adviser. The initial Investment Management and Sub-Advisory Agreement will continue in effect for 24 months, respectively.

After the initial 24-months, the Investment Management Agreement and Sub-Advisory Agreement will continue in effect for successive periods of 12-months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Fund’s Board or the vote of a majority of the securities of the Fund at the time outstanding and entitled to vote (as such term is defined in the 1940 Act) and (2) by the vote of a majority of the Independent Trustees, cast in-person at a meeting called for the purpose of voting on such approval. The Investment Management Agreement and Sub-Advisory Agreement may each be terminated at any time, without the payment of any penalty, by the Fund (upon the vote of a majority of such Fund’s Board or a majority of the outstanding voting securities of the Fund) or by the Adviser or the Sub-Adviser, as applicable, upon 90 days’ written notice by a party to the other parties, which notice can be waived by the non-terminating parties. The Investment Management Agreement and Sub-Advisory Agreement will also terminate automatically in the event of its “assignment” (as such term is defined in the 1940 Act and the rules thereunder).

The Investment Management Agreement and Sub-Advisory Agreement each provide that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their obligations thereunder, the Adviser and Sub-Adviser as applicable, are not liable to the Fund or any of the Fund’s shareholders for any act or omission by the Adviser and Sub-Adviser in the supervision or management of their respective investment activities or for any loss sustained by the Fund or the Shareholders and provides for indemnification by the Fund of the Adviser and Sub-Adviser under the Investment Management Agreement and Sub-Adviser Agreement as applicable, and its directors, officers, employees, agents and control persons for liabilities incurred by them in connection with their services to the Fund, subject to certain limitations and conditions.

The Adviser and Sub-Adviser will devote such time and effort to the business of the Fund as is reasonably necessary to perform duties to the Fund. However, the services of the Adviser and Sub-Adviser are not exclusive, and the Adviser and Sub-Adviser will engage in other entrepreneurial ventures.

Portfolio Manager

Sheryl Schwartz is co-founder and Chief Investment Officer of ALTI Financial. Ms. Schwartz is an internationally recognized investment leader and was identified by Mergers & Acquisitions Magazine as one of the “Most Influential Women in the Mid-Market M&A” for multiple years. From May 2013 to April 2020, she was a Managing Director at Caspian Private Equity, building an investment portfolio of more than $3 billion. Previously, she was a Senior Managing Director at Perseus and Managing Director of Perseus Mezzanine Finance. Prior to that, Ms. Schwartz served as Managing Director of Alternative Investments at TIAA, a Fortune 100 diversified financial services firm, where she built an investment portfolio of more than $13 billion. In addition to her commercial activities, Ms. Schwartz also is an Adjunct Professor of Private Equity and Finance at the Fordham Gabelli School of Business, and serves on the board of directors of several private and public companies and organizations including Independent Board Member of Cartesian Growth II (Nasdaq, “RENU”) and GAIA REIT. Sheryl Schwartz holds a BS in Finance and Management and an MBA in Finance from New York University, Leonard N. Stern School of Business.

Portfolio Manager Compensation

Sheryl Schwartz receives a salary from the Adviser. Ms. Schwartz also has an equity interest in a privately-held entity that directly or indirectly controls the Adviser and its affiliates, and will receive compensation from that entity based upon the future profitability of the Adviser and its affiliates. Ms. Schwartz may also receive from the privately-held entity that directly or indirectly controls the Adviser and its affiliates discretionary bonuses and other discretionary compensation in connection with her role as a senior executive of the firm.

Other Accounts Managed by the Adviser

The Portfolio Manager, who is primarily responsible for the day-to-day management of the Fund currently does not manage other pooled investment vehicles or other accounts. The following tables identify, as of July 31, 2023: (i) the number of other pooled investment vehicles and other accounts managed by the Portfolio Manager and the total assets of such vehicles and accounts; and (ii) the number and total assets of such vehicles and accounts with respect to which the advisory fee is based on performance.

	Registered Investment Companies Managed by Portfolio Manager		Pooled Investment Vehicles Managed by Portfolio Manager		Other Accounts Managed by Portfolio Manager
Name of Portfolio Manager	Number	Total Assets (billions)	Number	Total Assets (billions)	Number	Total Assets (billions)
Sheryl Schwartz	1		$0	0	0	0
	Registered Investment Companies Managed by Portfolio Manager		Pooled Investment Vehicles Managed by Portfolio Manager		Other Accounts Managed by Portfolio Manager
Name of Portfolio Manager	Number with Performance- Based Fees	Total Assets with Performance- Based Fees (billions)	Number with Performance- Based Fees	Total Assets with Performance- Based Fees (billions)	Number with Performance- Based Fees	Total Assets with Performance- Based Fees (billions)
Sheryl Schwartz	0	0	0	0	0	0

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of the Fund’s investments. Potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to the selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser and Sub-Adviser have adopted policies and procedures and have structured their portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

CONFLICTS OF INTEREST RELATING TO THE SUB-ADVISER

The Sub-Adviser, its affiliates and their respective principals, members, partners, directors, officers and employees, may buy and sell securities or other investments for their own accounts, including interests in the Fund, and may have conflicts of interest with respect to investments made on behalf of the Fund. As a result of different trading and investment strategies or constraints, positions may be taken by principals, members, partners, directors, officers, employees and affiliates of the Sub-Adviser that are the same as or different from or made at the same time or at different times, than positions taken for the Fund. Future investment activities of the Sub-Adviser, or its affiliates, and their respective principals, members, partners, directors, officers or employees of the foregoing, may give rise to additional actual or potential conflicts of interest that could disadvantage the Fund and its Shareholders.

The Sub-Adviser or its affiliates may from time to time provide investment advisory or other services to private funds and other entities or accounts managed by the Sub-Adviser or its affiliates. In addition, the Adviser, the Sub-Adviser or its affiliates may from time to time receive research products and services in connection with the brokerage services that brokers may provide to one or more of the Sub-Adviser’s accounts. Any soft dollar payments utilized by the Sub-Adviser to pay for products and services will endeavor to be within the safe harbor provided by Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CONFLICTS OF INTEREST RELATING TO private equity investors

The Private Equity Investors will also face conflicts of interest in allocating investment opportunities in Private Equity Investments between the Fund and other pooled investment vehicles they may manage or to which they may otherwise have obligations. Unlike the Adviser and the Sub-Adviser, however, the Private Equity Investors will have no express fiduciary duty to the Fund, but will only be bound by their respective commitments set forth in each Private Equity Investor’s applicable transaction agreement. In addition, Private Equity Investors may face a conflict in presenting information about certain Private Equity Investments, in that such Private Equity Investors will only be entitled to receive fees through a Deal Series Vehicle they may sponsor to the extent the Adviser approves a particular investment.

CODES OF ETHICS

Each of the Fund, the Adviser, the Sub-Adviser and the Distributor have adopted a code of ethics (the “Code of Ethics”) in compliance with Section 17(j) of the 1940 Act and Rule 17j-1 thereunder. Each Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to a Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Fund that may be purchased or held by the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC’s website at www.sec.gov. In addition, the Codes of Ethics can be sent by calling 1-888-788-7886.

Additionally, copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Fund has adopted proxy voting policies and procedures pursuant to which the Board may delegate the voting of proxies for the Fund’s portfolio securities to the Adviser/Sub-Adviser pursuant to the Adviser’s/Sub-Adviser’s proxy voting guidelines. Under these guidelines, the Adviser/Sub-Adviser will vote proxies related to the Fund’s portfolio securities in the best interests of the Fund and its Shareholders. A copy of the Adviser’s proxy voting policy is attached as Appendix A to this Statement of Additional Information. Information about how the Fund voted proxies relating to securities held in the Fund’s portfolio will be available upon request (1) by calling 1-888-788-7886 and (2) on the SEC’s website at http://www.sec.gov.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an “ERISA Plan” and “ERISA,” respectively), and persons who are fiduciaries with respect to an IRA, Keogh Plan, or other plan that is subject to the prohibited transaction provisions of Section 4975 of the Code (together with ERISA Plans, “Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

A Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs. In addition, a Plan fiduciary should consider whether an investment in the Fund will result in any UBTI to the Plan. See “Certain U.S. Federal Income Tax Considerations.”

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, whether the investment is permitted under the ERISA Plan’s governing instruments, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the relevant Fund’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Certain U.S. Federal Income Tax Considerations”) and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund should not be considered to be “plan assets” of the Plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under ERISA or the Code. Thus, neither the Adviser nor the Sub-Adviser is a fiduciary within the meaning of ERISA or the Code with respect to the assets of any Plan that becomes a Shareholder in the Fund, solely by reason of the Plan’s investment in the Fund.

Certain prospective investors may currently maintain relationships with the Adviser or Sub-Adviser in which the Fund invests, or with other entities that are affiliated with the Adviser or Sub-Adviser. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Plan to which it provides investment management, investment advisory, or other services. ERISA and the relevant provisions of the Code prohibit the use of Plan assets for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code, and fiduciaries of such Plans should not permit an investment in the Fund with plan assets if the Adviser, the Sub-Adviser or their affiliates perform or have investment powers over such assets, unless an exemption from the prohibited transaction rules apply with respect to such purchase.

The Fund requires Plan fiduciaries proposing to invest in the Fund to certify that (a) the investment by such Plan interest holder in the Fund is prudent for the Plan (taking into account any applicable liquidity and diversification requirements of ERISA); (b) the investment in the Fund is permitted under ERISA, the Code, other applicable law and the Plan’s governing plan documents; (c) none of the Adviser nor any of its affiliates (including, without limitation, any of the Related Parties) has acted as a fiduciary under ERISA with respect to such purchase; (d) no advice provided by the Adviser or any of its affiliates (including, without limitation, any of the Related Parties) has formed a primary basis for any investment decision by such Plan interest holder in connection with such purchase; and (e) the purchase, holding and disposition of the interest in the Fund will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any materially similar provisions of other law for which an exemption is not available.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential Plan investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of an investment in the Fund.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA or the Code discussed above, but may be subject to substantively similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, any such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND’S SALE OF INTERESTS TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER, THE SUB-ADVISER OR ANY OF THEIR AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OF THE RELATED PARTIES), OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE INTERESTS, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

PORTFOLIO TRANSACTIONS AND BROKERAGE

In most instances, the Fund will purchase private securities issued by operating companies, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. The Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. With respect to any direct investing conducted by the Fund (i.e., individual publicly traded securities), in selecting brokers or dealers to execute such transactions, the Fund will always attempt to ensure that the total cost or proceeds of any transaction is the most favorable obtainable under the circumstances. In addition, the Fund may directly enter into forward and futures contracts, swaps, and other derivative instrument transactions. Under some circumstances, the Fund may incur expenses in connection with their transactions. When selecting brokers to execute the Fund’s portfolio securities transactions, the Sub-Adviser considers the factors it deems relevant in the context of a particular trade and in regard to the Sub-Adviser’s overall responsibilities with respect to the Fund and other investment accounts, including any instructions from the Sub-Adviser, which may emphasize, for example, speed of execution over other factors. Based on the factors considered, the Sub-Adviser may choose to execute an order using ECNs, including algorithmic trading, crossing networks, direct market access and program trading, or by actively working an order. Other possibly relevant factors may include, but are not limited to, the following: price; the size and type of the securities transaction; the reasonableness of compensation to be paid, including spreads and commission rates; the speed and certainty of trade executions, including broker willingness to commit capital; the nature and characteristics of the markets for the security to be purchased or sold, including the degree of specialization of the broker in such markets or securities; the availability of liquidity in the security, including the liquidity and depth afforded by a market center or market-maker; the reliability of a market center or broker; the broker’s overall trading relationship with the Sub-Adviser; the Sub-Adviser’s assessment of whether and how closely the broker likely will follow the Sub-Adviser’s instructions to the broker; the degree of anonymity that a particular broker or market can provide; the potential for avoiding or lessening market impact; the execution services rendered on a continuing basis; the execution efficiency, settlement capability, and financial condition of the firm; arrangements for payment of fund expenses, if applicable; and the provision of additional brokerage and research products and services, if applicable. As of the date of this SAI, the Fund was not operational and has not paid any brokerage commissions.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year and will not be a limiting factor when the Sub-Adviser deems portfolio changes appropriate.

Higher portfolio turnover results in increased Fund costs, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on the reinvestment in other securities.

The Fund may incur transaction expenses in the management of its portfolio, which will decrease the value of the Fund’s investment in the Fund. Because the investment program of the Fund may include trading as well as investments, short-term market considerations will frequently be involved, and it is anticipated that the turnover rates of the Fund’ investments may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Fund may not be transparent to the Fund. The Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Adviser will have no direct or indirect control over the brokerage or portfolio trading policies employed by the Sub-Adviser. The Adviser expects that the Sub-Adviser will generally select broker-dealers to effect transactions on behalf of their respective Portfolio Fund substantially in the manner set forth below.

It is anticipated that Sub-Adviser will seek reasonably competitive commission rates. However, the Fund will not necessarily pay the lowest commission available on each transaction and may engage in transactions with broker-dealers based on different criteria than those considered by the Fund. The Fund may not be subject to the same regulatory restrictions on principal and agency transactions. It is anticipated that some Fund activity may effect principal or agency transactions through affiliates of the Fund. The Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Fund.

No guarantee or assurance can be made that Fund’s brokerage transaction practices will be transparent or that the Fund will establish, adhere to, or comply with their stated practices.

In selecting brokers to make purchases and sales for the Fund, the Sub-Adviser shall select those brokers who provide best execution to the Fund in accordance with the Sub-Adviser’s best execution policies and applicable law. In determining what constitutes best execution, the Sub-Adviser’s best execution policies take into account a number of factors, including, among other things, historical execution performance, commission rates (and other transactional charges), the broker’s financial strength, ability to commit capital, stability and responsibility, reputation, reliability, overall past performance of services, execution, research capability and coverage, responsiveness to the Sub-Adviser as well as means of communication, ability to execute trades based on the characteristics of a particular trade, technology and trading systems, trading activity in a particular financial instrument, block trading and block positioning capabilities, nature and frequency of sales coverage, net price, depth of available services, arbitrage operations, willingness to execute related or unrelated difficult transactions, order of call, back office, settlement processing and special execution capabilities, efficiency and speed of execution, and error resolution. The Sub-Adviser need not solicit competitive bids and does not have an obligation to seek the lowest available commission cost or spread. In managing the liquid PE portfolio of the Fund, the Sub-Adviser may only use dealing commissions for the provision of execution or substantive research services. The Sub-Adviser may allocate brokerage business to brokers who have provided such research and assistance to the Fund and/or other accounts managed by the Sub-Adviser. The Sub-Adviser is authorized to use commissions or “soft dollars” within the safe harbor of Section 28(e) of the Exchange Act and in accordance with the provisions and disclosures set forth herein or otherwise disclosed by the Sub-Adviser to the Fund.

Soft Dollars

Any soft dollar payments utilized by the Sub-Adviser to pay for products and services will endeavor to be within the safe harbor provided by Section 28(e) of the Exchange Act (“Section 28(e)”). However, there can be no assurance that the Sub-Adviser will be able to fully comply with the safe harbor provided by Section 28(e). The Sub-Adviser may use “soft dollars” to acquire a variety of research, brokerage and other investment-related services. Although disclosure of the use of “soft dollars” is generally sufficient to avoid legal risk under U.S. federal law, there may still be legal risk to the Sub-Adviser under state law if “soft dollars” are used to pay for services to the extent they are not covered under the Section 28(e) safe harbor. The use of “soft dollars” by the Sub-Adviser to pay for items not covered under the Section 28(e) safe harbor, if any, will create a conflict of interest between the Sub-Adviser and the Fund to the extent that such items benefit primarily or exclusively the Sub-Adviser rather than the Fund. These conflicts of interest may have an effect on the Fund.

VALUATION

There may be differences between the Fund’s net asset value (“NAV”) used for financial reporting purposes, and the NAV used for processing subscriptions and redemptions and calculating the Adviser’s management fees. Absent any material processing errors by the Fund’s Administrator, the Adviser, Sub-Adviser, Private Equity Investors, or Private Equity General Partners (e.g., inaccurate calculation of a price provided to the Adviser or Sub-Adviser), valuations will generally not be subsequently adjusted for such differences.

Valuation of Fund

The valuation of the Fund’s investments is ordinarily calculated by UMB in its capacity as the Fund’s independent administrator, pursuant to the Trust’s valuation procedures and in consultation with the Adviser. The Board has approved the delegation of the day-to-day responsibility for determining the fair value of Fund investments in accordance with valuation procedures approved by the Board (the “Valuation Procedures”) to the Investment Manager as Valuation Designee (the “Valuation Designee”).

Fair Valuation and Adjustments

The Fund is generally valued based upon values or performance information provided by the Sub-Adviser and Private Equity Investors. If the Adviser has reason to believe that a value or information provided by the Sub-Adviser or Private Equity Investor is not in accordance with the applicable accounting or industry standards or is unreliable, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to adjust such reported value in accordance with the fair valuation procedures of the Fund. In making this determination, the Fund may consider factors such as, among others, (i) the price at which recent subscriptions or redemptions of the security were offered, (ii) information provided to the Fund or to the Adviser, (iii) relevant news and other sources, and (iv) market events. The Adviser will value an investment initially at cost until more detailed valuations are provided by the Private Equity Investor or additional market information is available as detailed in this paragraph. The valuation procedures shall apply uniformly whether the investments are in United States based investments or foreign investments.

Although the Valuation Procedures approved by the Board provide that the valuation committee of the Adviser will review the valuations provided and methodologies utilized by the Sub-Adviser and Private Equity Investors, the Valuation Designee will not be able to confirm independently the accuracy of any unaudited valuations provided thereby. The Valuation Designee will monitor the valuations of Fund investments and review any material concerns with the Board. The Board may request additional details in its discretion. The Board may, in its discretion, engage an independent valuation consultant to assist with the review of the valuations. The cost of any third-party consultant would be paid by the Fund as an Expense. For a description of certain risks related to the valuation of the Fund, see “General Risks — Risks Related to Fund — Portfolio Valuation.”

Investors must understand that (i) the fair value of the Fund’s investments, and particularly its Private Equity Investments, may be materially higher or lower than the cost of such investments and may vary over time, (ii) such valuations may or may not be based on valuations provided or verified by third party valuation firms, and (iii) the ultimate realized value of any investment may be materially different from its fair value as reported in the Fund’s financial statements.

The valuations reported by the Sub-Adviser and Private Equity Investors, upon which the Fund calculates its NAV on the last Business day of each calendar month, may be subject to later adjustment, based on information reasonably available at that time. The Fund will pay repurchase proceeds, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the Valuation Date. In the event the Fund subsequently corrects, revises or adjusts a valuation after the Fund has determined a NAV, the Fund will generally not make any retroactive adjustment to such NAV, or to any amounts paid based on such NAV, to reflect a revised valuation. If, after the Fund pays repurchase proceeds, one or more of the valuations used to determine the NAV on which the repurchase payment is based are revised, the repurchasing Shareholders (if the valuations are revised upward) or the remaining Shareholders (if the valuations are revised downwards) will bear the risk of such revisions. A redeeming Shareholder will neither receive distributions from, nor will it be required to reimburse, the Fund in such circumstances. This may have the effect of diluting or increasing the economic interest of other Shareholders. Such adjustments or revisions, whether increasing or decreasing the NAV at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations or revisions to NAV of the Fund adversely affect the Fund’s NAV, the outstanding Shares of the Fund will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV per Share higher than the adjusted amount. Conversely, any increases in the NAV per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV per Share lower than the adjusted amount. New Shareholders, as well as Shareholders purchasing additional Shares, may be affected in a similar way because the same principles apply to the subscription for Shares.

Valuation of Securities

The Fund calculates its NAV as of the last Business Day of each calendar month as noted below, and at such other times as the Board, upon advice from the Adviser, may determine, including in connection with repurchases of Shares. The Fund determines its month-end net asset value based upon the quarterly valuations reported by the sponsors, which may not reflect market or other events occurring subsequent to the quarter-end. The Fund will fair value its holdings in co-investments to reflect such events, in accordance with the procedures described below. In certain circumstances (e.g., initial acquisition) such fair value may approximate cost until more detailed valuations are provided by the private equity investor or additional market information is available. Additionally, the valuations reported by sponsors may be subject to later adjustment or revision.

Securities for which market quotations are readily available and not determined by the Adviser to be unreliable shall be valued at their current market value based on market quotations. Equity securities that are traded on a recognized securities exchange (e.g., the NYSE), separate trading boards of a securities exchange, or through a market system that provides contemporaneous pricing information (an “Exchange”) are valued via independent pricing services generally at the Exchange closing price, or if an Exchange closing price is not available, the last traded price on that Exchange, prior to the time as of which the assets or liabilities are valued. However, other means of determining current market value may be used. If an equity security is traded on more than one Exchange, the current market value of the security where it is primarily traded generally will be used. In the event there are no sales involving an equity security on a day on which the Fund values such security, the last bid (long positions) or ask (short positions) price, if available, will be used. If no bid or ask price is available on a day on which the Fund values such security, the prior day’s price will be used, provided that the Adviser is not aware of any significant event or other information that would cause such last price to no longer reflect the fair value of the security, in which case such asset will be fair valued.

The Adviser may utilize, to value securities or assets for which market quotations are not readily available or for which such market quotations are determined to no longer reflect the fair value of the security, pricing agents or pricing services (“Pricing Services”) approved or ratified by the Fund’s Board or a committee thereof or broker-dealers or market makers (“Broker-Dealers”). The use of Pricing Services and Broker-Dealers for determining fair value is in addition to the use of such Pricing Services and Broker-Dealers for obtaining available market quotations.

When market quotations are not readily available or are believed to be unreliable, or the Adviser believes the values received from the Pricing Services or Broker-Dealers are unreliable, the security or asset is valued at fair value. In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Valuation Designee will reevaluate the Fund’s fair value methodology, with recommendations from the valuation committee, to determine, what, if any, adjustments should be made to the methodology.

The Fund will pay repurchase proceeds in connection with the operation of periodic tender offers, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the Valuation Date. In the event the Fund subsequently corrects, revises or adjusts a valuation after the Fund has determined a NAV, the Fund will generally not make any retroactive adjustment to such NAV, or to any amounts paid based on such NAV, to reflect a revised valuation. This may have the effect of diluting or increasing the economic interest of other Shareholders. As a result, if a Shareholder’s Shares are repurchased by the Fund, subsequent valuation adjustments to Fund may occur and there is a risk that the tendering Shareholder may receive an amount upon repurchase that is greater or less than the amount such Shareholder would have been entitled to receive on the basis of the adjusted valuation. In the event that subsequent adjustments result in an overpayment in connection with a tender offer, the remaining Shareholders will bear the risk of such overpayment. Finally, the fees payable to the Adviser, and the management, generally will not be reduced or subject to rebate, unless adjusted as the result of an audit.

Because of the inherent uncertainty of valuation, the estimated value of Fund for which no ready market exists may differ significantly from the value that would be used had a ready market for the security existed, and the differences could be material.

As a general matter, to value the Fund’s investments, the Valuation Designee will use current market values when available, and otherwise value the Fund’s investments with fair value methodologies that the Valuation Designee believes to be consistent with those used by the Fund for valuing its investments. These fair value calculations will involve significant professional judgment by the Valuation Designee, with input from the valuation committee, in the application of both observable and unobservable attributes, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of an investment. Likewise, there can be no assurance that the Fund will be able to purchase or sell an investment at the fair value price used to calculate the Fund’s NAV.

There may be differences between the Fund’s NAV used for financial reporting purposes, and the NAV used for processing subscriptions and redemptions and calculating the Adviser’s management fees. Absent any material processing errors by the Fund’s Administrator or the Adviser (e.g., inaccurate calculation of a price provided to the Adviser), valuations will generally not be subsequently adjusted for such differences.

DISTRIBUTION

UMB Distribution Services, LLC, an affiliate of the Administrator, serves as the Fund’s distributor pursuant to a distribution agreement. The principal office of UMB Distribution Services, LLC is located at 235 Werst Galena Street, Milwaukee, WI 53212.

Under a Distribution Agreement with the Fund dated February 7, 2023, as it may be amended from time to time, the Distributor acts as the agent of the Fund in connection with the continuous offering of shares of the Fund. The Distributor continually distributes shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Fund shares. The Distributor and its officers have no role in determining the investment policies or which securities are to be purchased or sold by the Fund.

The minimum investment for shares is $25,000 per investor and the shares may only be acquired directly or indirectly for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “1933 Act”). A Selling Agent may establish higher minimum investment requirements than the Fund. It is the obligation of the Selling Agents to transmit orders received by them to the Distributor so they will be received in a timely manner.

The Fund’s Shares are subject to a sales charge of up to 3.5% with the following breakpoints:

Breakpoints
Dollar Range	Sales Load
Less than $249,999	3.5%
$250,000 – $499,000	3.0%
$500,000 – $749,999	2.5%
$750,000 – $999,999	2.0%
$1,000,000 – $1,999,999	1.5%
$2,000,000 – $4,999,999	1.0%
$5,000,000 or more	0.5%

Such a sales load will be added to the offering price per Share. Any sales load is computed as a percentage of the public offering price. Breakpoints will be applied based on account registrations by individual Shareholder.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. With respect to certain financial intermediaries and related fund “supermarket” platform arrangements, the Fund and/or the Adviser, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption and other requests to the Fund.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The Distributor receives compensation from the Fund.

Pursuant to the Distribution Agreement, the Distributor receives, and may re-allow to certain financial institutions, all, or a portion of, the sales charge paid on purchases of the Fund’s Shares.

ADMINISTRATION, ACCOUNTING AND TRANSFER AGENT SERVICES AGREEMENTS

UMB Fund Services, Inc. (the “Administrator”), whose principal business address is 235 West Galena Street, Milwaukee WI 53212, provides various administrative, accounting, transfer agency and investor services to the Fund (the “Master Services Agreement”). Under the terms of the Fund’s Master Services Agreement, the Administrator is responsible, directly or through its agents, for, among other things: reconciling cash and investment balances with the Fund’s custodian; calculating contractual expenses, including management fees; determining net income; arranging for the computation of the Fund’s NAV; preparing the Fund’s Statements of Assets and Liabilities and Statements of Operations; preparing the Fund’s annual and semi-annual reports; preparing monthly security transaction listings; receiving and tabulating proxies; maintaining the register of Shareholders, including any transfer or repurchase of Shares; arranging for the calculation of the issue and repurchase price of Shares; preparing tender offer notices and performing all work associated with tender offers; allocating income, expenses, gains and losses to Shareholders’ respective capital accounts; and issuing reports and transaction statements to Shareholders. The valuation of the Fund’s investments is ordinarily calculated by UMB in its capacity as the Fund’s independent administrator, pursuant to the Trust’s valuation procedures and in consultation with the Adviser.

Pursuant to the Administration Agreement, the Administrator will provide certain investor services to the Fund, including: maintaining the register of the Shareholders and enter on such register all issues, transfers and repurchases of interests in the Fund; arranging for the calculation of the issue and repurchase prices of interests in the Fund in accordance with its controlling document; preparing promissory notes promptly after the close of the tender period; preparing tender offer notices and performing all work associated with tender offers; allocating income, expenses, gains and losses to the individual Shareholder’s capital accounts in accordance with the Fund’s controlling documents; preparing and mailing annually to the each Shareholder any required Form 1099 in accordance with applicable tax regulations; and issuing reports and transaction statements to Shareholders.

The Fund also pays the Administrator certain fixed fees for tax preparation and other services. The Administrator is also reimbursed by the Fund for out-of-pocket expenses (including those of any third party retained to assist the Administrator) relating to services provided to the Fund.

PINE Advisors, LLC (“PINE”) whose principal place of business is 501 South Cherry Street, Suite 610, Denver, CO 80246, provides various treasury services to the Fund pursuant to a service agreement. In consideration for these services, PINE is paid a monthly fee out of the assets of the Fund. The Fund also reimburses PINE for certain out-of-pocket expenses.

SERVICING AGENTS

UMB Fund Services, Inc. serves as Servicing Agent of the Fund and has responsibility for such investor services and fund administrative assistance as may include, but shall not be limited to, the provision of personal, continuing services to their customers who are investors in the Fund, establishment of investor accounts, communicating periodically with Shareholders and providing information about the Fund, the Shares, and repurchase offers, handling correspondence from investors about their accounts, maintaining account records, receiving, aggregating and processing purchase and repurchase transactions, providing and keeping retirement plan records, acting as the sole Shareholder of record and nominee for Shareholders, providing beneficial owners with account statements, processing dividend payments, issuing reports to Shareholders and transaction confirmations, providing or procuring accounting services for the Fund and limited partner account, providing sub-accounting services for Shares held beneficially, forwarding Shareholder communications to beneficial owners, receiving, tabulating and transmitting proxies executed by beneficial owners, general account administration activities, administering board, committee and shareholder meetings, preparing meeting minutes upon request, administering tender offers, including preparation of filings, maintaining Fund records, coordinating regulatory and other filings by the Fund, administering investor application review, administering compulsory redemptions upon request, and providing such other administration services as the Fund may request from time to time. The valuation of the Fund’s investments is ordinarily calculated by UMB in its capacity as the Fund’s independent administrator, pursuant to the Trust’s valuation procedures and in consultation with the Adviser. The Servicing Agent may engage one or more Sub-Servicing Agents to provide some or all of the above services. Compensation to any Sub-Servicing Agent will be paid by the Servicing Agent. The Adviser or its affiliates also may pay a fee out of their own resources to Sub-Servicing Agents.

CUSTODIAN

UMB Bank, N.A. with its principal place of business located in Kansas City, MO, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

REPORTS TO SHAREHOLDERS

The Fund will furnish to investors as soon as practicable after the end of each taxable year (and/or each calendar year) such information as is necessary for such investors to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund will send to investors a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding the Fund’s operations during such period will be posted to the Fund’s investor’s web portal.

FISCAL YEAR

For accounting purposes, the Fund’s fiscal year end is the 12-month period ending on March 31 and for tax reporting purposes, the Fund’s tax year end is the 12-month period ending September 30.

ACCOUNTANTS AND LEGAL COUNSEL

Deloitte & Touche LLP is the independent registered public accounting firm of the Fund. Its local address is at 695 Town Center Drive, Suite 1000 Costa Mesa, CA 92626. Mayer Brown LLP, serves as legal counsel to the Fund. Its principal business address is at Mayer Brown LLP, 1221 Avenue of the Americas, New York, NY 10020.

FINANCIAL STATEMENTS

ALTI PRIVATE EQUITY ACCESS AND COMMITMENTS FUND
STATEMENT OF ASSETS AND LIABILITIES
As of September 1, 2023

Assets
Cash	$101,000
Deferred offering costs (Note 2)	407,504
Receivable from investment adviser	159,133
Total Assets	667,637

Liabilities
Accrued offering costs (Note 2)	407,504
Accrued organizational costs	159,133
Total Liabilities	566,637
Net Assets	$101,000

Net Assets Consist of:
Paid-in Capital	101,000

Class A:
Shares issued and outstanding (Unlimited Number of Shares Authorized)	4,000
Net Assets	100,000
Net asset value per share	$25.00

Class D:
Shares issued and outstanding (Unlimited Number of Shares Authorized)	40
Net Assets	1,000
Net asset value per share	$25.00

See accompanying notes which are an integral part of these financial statements

ALTI PRIVATE EQUITY ACCESS AND COMMITMENTS FUND
STATEMENT OF OPERATIONS
For the period from July 5, 2023 through September 1, 2023

Expenses
Organizational expenses (Note 2)	$159,133
Less: Reimbursement by Adviser (Note 3)	(159,133)
Net Expenses	$—

See accompanying notes which are an integral part of these financial statements

ALTI PRIVATE EQUITY ACCESS AND COMMITMENTS FUND
NOTES TO THE FINANCIAL STATEMENTS
For the period from July 5, 2023 through September 1, 2023

1. Organization

ALTI Private Equity Access and Commitments Fund, a Delaware statutory trust (the “Fund”), registered Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. The Fund has been inactive since the date it was organized except for matters relating to the Fund’s establishment, designation, registration of the Fund’s shares of beneficial interest (“Shares”). The Fund is offering two separate classes of Shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) and Class D (“Class D Shares”) on a continuous basis at the net asset value per Share plus any applicable sales loads. The Fund has registered under the Securities Act of 1933, as amended, 10 million Shares and is authorized to issue an unlimited number of Shares with no par value.

The Fund’s investment objective is to is to seek long-term capital appreciation by investing in and/or making capital commitments to direct private equity and through co-investments in operating companies (“Private Equity Investments”). The Fund seeks to generate a return profile that is similar to the U.S. buyout segment of the private equity market while mitigating, whenever possible, many of the traditional issues encountered by private equity fund of funds structures.

2. Summary of Accounting Policies

Basis of Preparation and Use of Estimates — The Fund is an investment company and follows the accounting and reporting guidance under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, as well as reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Federal Income Taxes — The Fund intends to qualify as a regulated investment company under Sub-chapter M of the Internal Revenue Code of 1986, as amended. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a non-deductible 4% excise tax on the undistributed amounts. The Fund has elected a tax year end of September 30.

Organizational and Offering Expenses — Organization and Offering Expenses shall mean all third party charges and out-of-pocket costs and expenses incurred by the Fund and ALTI, LLC (the “Adviser”) in connection with the formation of the Fund, the offering of the Fund’s shares, and the admission of investors in the Fund, including, without limitation, travel, legal, accounting, filing, advertising and all other expenses incurred in connection with the offer and sale of the interests in the Fund.

The Fund’s offering costs of $407,504, have been recorded as a deferred asset. These offering costs are accounted for as a deferred charge until Fund shares are offered to the public and will thereafter, be amortized to expense over twelve months on a straight-line basis. Organizational expenses consist primarily of costs to establish the Fund and enable it to legally conduct business. The Fund expenses organizational expenses as incurred. The Adviser has decided to reimburse organizational costs; these costs are subject to recoupment pursuant to the Expense Limitation Agreement between the Fund and the Adviser.

As of September 1, 2023, the Fund did not hold any investments.

ALTI PRIVATE EQUITY ACCESS AND COMMITMENTS FUND
NOTES TO THE FINANCIAL STATEMENTS
For the period from July 5, 2023 through September 1, 2023

3. Investment Advisory Agreement

The Fund has entered into an Investment Management Agreement (the “Investment Management Agreement”) with the Adviser, pursuant to which the Adviser will provide general investment advisory services for the Fund.

Under the Investment Management Agreement, the Fund pays the Adviser a monthly fee of 0.1083333% (1.30% on an annualized basis) of the Fund’s month-end net assets (the “Adviser Management Fee”). However, the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, interest, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, short selling expenses, expenses incurred in connection with any merger or reorganization, indirect expenses, expense of other investment companies or Underlying Pools in which a Fund may invest, or extraordinary expenses such as litigation), in respect to Class A and Class D Shares, to the extent that such expenses exceed 3.00% per annum of the Fund’s average daily net assets (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (i) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (ii) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of (i) the expense cap in place at the time of waiver or (ii) the time of recoupment. The Expense Limitation Agreement will remain in effect at least March 31, 2025, unless sooner terminated as provided in Paragraph 5 of the Expense Limitation Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser.

4. Other Agreements

UMB Fund Services, Inc. (the “Administrator”) serves as Administrator, Accounting Agent and Transfer Agent to the Fund. Pursuant to the agreement with the Administrator, for the services rendered to the Fund by the Administrator, the Fund pays the Administrator a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out-of-pocket expenses.

The Fund has entered into a Custody Agreement with UMB Bank, n.a. (the “Custodian”). Under the terms of this agreement, the Custodian will serve as custodian of the Fund’s assets.

The Fund has entered into a distribution agreement with UMB Distribution Services, LLC to act as the distributor for the sale of Shares.

Principal Financial Officer and Chief Compliance Officer Services: PINE Advisors LLC (“PINE”) and Cynthia Aragon, Esq. provide treasury and compliance services to the Fund, respectively, pursuant to services agreements. In consideration for these services, PINE and Cynthia Aragon, Esq. will be paid a monthly fee out of the assets of the Fund once the Fund has commenced Operations. The Fund may also reimburse PINE and Cynthia Aragon, Esq. for certain out-of-pocket expenses.

ALTI PRIVATE EQUITY ACCESS AND COMMITMENTS FUND
NOTES TO THE FINANCIAL STATEMENTS
For the period from July 5, 2023 through September 1, 2023

5. Indemnifications

The Fund indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Fund. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties which provide general indemnities. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss due to these warranties and indemnities to be remote.

6. Subsequent Events

In preparing these financial statements, management has evaluated that there were no subsequent events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Fund’s financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Alti Private Equity Access and Commitments Fund

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of Alti Private Equity Access and Commitments Fund (the “Fund”) as of September 1, 2023, the related statement of operations for the period from July 5, 2023 through September 1, 2023, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of September 1, 2023, and the results of its operations for the period from July 5, 2023 through September 1, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Costa Mesa, California
September 8, 2023

We have served as the auditor of one or more of ALTI, LLC investment companies since 2023.

CERTAIN TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, Shareholders who are not U.S. persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are encouraged to consult their own tax advisers regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should carefully review those sections of this SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

Taxation of the Fund

The Fund intends to qualify as a RIC under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a non-deductible 4% excise tax on the undistributed amounts.

The Fund is required to use the accrual method of accounting and its tax year for income tax purposes will be the 12 month period ending September 30.

Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. Distributions of the Fund’s income derived from the Fund as well as gains from the disposition of the Fund with respect to which the Fund has made a “mark-to-market” election will be taxable to Shareholders at ordinary income rates to the extent of the Fund’s current and accumulated earnings and profits. Such distributions will generally be taxable to Shareholders as ordinary income regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. It is expected that a substantial portion, and possibly all, of the Fund’s distributions will be treated as ordinary income to its Shareholders.

The Fund may be able to make distributions of capital gains received from other investment vehicles in which the Fund has made a “qualified electing fund” election as described in more detail below. Such distributions will generally be taxable to Shareholders as long-term capital gain regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. A Shareholder may be eligible for a reduced rate of taxation on long-term capital gain distributions that he receives from the Fund, regardless of how long the Shareholder has held shares in the Fund. Distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders’ tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of “qualified dividend income” from the other investment vehicles, it could potentially make distributions to Shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to Shareholders that are eligible for this reduced rate of taxation.

Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to Shareholders of record of such month in January of the following year, then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the Shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% “dividends received deduction” for corporate Shareholders. The Fund does not expect that it will make distributions to Shareholders that are eligible for this deduction.

The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform Shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year. See “Distribution Policy.”

Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund’s Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder’s amount received and his or her adjusted tax basis in the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. Shareholders are generally taxable in their state of residence on their share of the Fund’s income.

Information Reporting and Backup Withholding

Information returns generally will be filed with the Internal Revenue Service (the “IRS”) in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the IRS.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the operations of the Fund and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with its overall investment plans.

APPENDIX A

ALTI Private Equity Access and Commitments Fund

Adviser Proxy Voting Policy and Procedures

Alti LLC (“ALTI”) has adopted the following guidelines (the “Guidelines”) pursuant to which it, in the absence of special circumstances, generally shall vote proxies for its separately managed account clients and advised/sub-advised mutual funds (collectively, “Clients”). These Guidelines are designed to reasonably ensure that proxies are voted in the best interest of the Clients.

I.       Duty to Vote Proxies

ALTI views seriously its responsibility to exercise voting authority over securities that are owned by Clients.

A.     It is the policy of ALTI to review each proxy statement on an individual basis and to vote exclusively with the goal to best serve the financial interests of the Client.

B.      To document that proxies are being voted, ALTI will keep a record reflecting when and how each proxy is voted. ALTI will keep and maintain such records consistent with the requirements of Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and other applicable regulations. ALTI will make its proxy voting history and policies and procedures available to Clients upon request.

C.     ALTI may utilize the services of an outside proxy service provider selected by its management at its sole discretion, provided that ALTI determines that the instructions given to such outside proxy service provider are in the best interests of its Clients.

II.     Guidelines for Voting Proxies

ALTI will generally vote proxies so as to promote the long-term economic value of the underlying securities, and generally will follow the Guidelines provided below. Each proxy proposal should be considered on its own merits, and an independent determination will be made whether to support or oppose management’s position. ALTI believes that the recommendation of management should be given substantial weight, but ALTI will not support management proposals that may be detrimental to the underlying financial value of a stock.

ALTI’s portfolio management and legal department will be responsible for administrating and overseeing the proxy voting process.

The Guidelines set forth below deal with the two basic categories of proxy proposals. While they are not exhaustive, they do provide a good indication of ALTI’s general approach to a wide range of issues.

ALTI usually will oppose proposals that dilute the economic interest of shareholders, reduce shareholders’ voting rights, or otherwise limit their authority. Proxies will be voted in what is believed to be in Client’s best interest and not necessarily always with management. Each situation is considered individually within the general guidelines. Routine proposals normally are voted based on the recommendation of the issuer’s management. Non-routine proposals that could meaningfully impact the position of existing shareholders are given special consideration and voted in a manner that is believed to support the interests of the Client.

In certain circumstances, ALTI may choose not to exercise its proxy voting authority with respect to separately managed accounts. For example: when ALTI believes that the costs to be incurred in assessing the Client’s best interest are greater than the benefits of exercising voting authority; when ALTI has received or delivered a notice of termination of its investment management agreement with a Client, even if ALTI retains trading authority for a transitional period; when the Client has provided specific voting instructions in writing as to its proxies; or when the Client has specified in writing that it will retain the authority to vote proxies or that it has delegated the right to a third party. ALTI always will exercise its proxy voting authority for mutual funds it advises/sub-advises.

1.      Routine Proposals

Routine proposals are those that do not propose to change the structure, bylaws, or operations of the corporation to the detriment of the shareholders. Given the routine nature of these proposals, proxies will nearly always be voted with management. Traditionally, routine proposals include:

•        Approval of auditor’s election of directors and officers of the corporation

•        Indemnification provisions for directors

•        Liability limitations of directors

•        Name changes

•        Declaring stock splits

•        Elimination of preemptive rights

•        Incentive compensation plans

•        Changing the date and/or the location of the annual meetings

•        Minor amendments to the articles of incorporation

•        Employment contracts between the company and its executives and remuneration for directors

•        Automatic dividend reinvestment plans

•        Retirement plans, pensions plans, and profit-sharing plans, creation of and amendments thereto

2.      Non-Routine Proposals

These proposals are more likely to affect the structure and operations of the corporation and, therefore, will have a greater impact on the value of the stock. The portfolio voting the proxy will review each issue in this category on a case-by-case basis. ALTI will be especially critical of lavish executive compensation and highly priced merger acquisition proposals, which would tend to lower future corporate earnings potential.

Non-routine proposals typically include:

•        Mergers and acquisitions

•        Restructuring

•        Re-incorporation or formation

•        Changes in capitalization

•        Increase or decrease in number of directors

•        Increase or decrease in preferred stock

•        Increase or decrease in common stock

•        Stock option plans or other compensation plans

•        Social issues

•        Poison pills

•        Golden parachutes

•        Greenmail

•        Supermajority voting

•        Board classification without cumulative voting

•        Confidential voting

ALTI will typically accept management’s recommendations on shareholder proposed social issues, since it does not have the means to either evaluate the economic impact of such proposals or determine a consensus among shareholders’ social and political viewpoints.

3.      Proposals Specific to Mutual Funds

ALTI serves as investment adviser to certain investment companies under the Northern Lights Fund Trust. These funds may invest in other investment companies that are not affiliated (“Underlying Funds”) and are required by the Investment Company Act of 1940, as amended (the “1940 Act”) to handle proxies received from Underlying Funds in a certain manner. Notwithstanding the guidelines provided in these procedures, it is the policy of ALTI to vote all proxies received from the Underlying Funds in the same proportion that all shares of the Underlying Funds are voted, or in accordance with instructions received from fund shareholders, pursuant to Section 12(d)(1)(F) of the 1940 Act. After properly voted, the proxy materials are placed in a file maintained by the Chief Compliance Officer for future reference.

III.    Conflicts of Interests

ALTI is sensitive to conflicts of interest that may arise in the proxy decision making process between ALTI, its affiliated companies and their clients, or between Clients’ interests and the interests of ALTI, ALTI’s other clients, and ALTI’s affiliated companies. ALTI will seek to resolve all conflicts in its clients’ collective best interest. Voting in accordance with the Guidelines described above will generally prevent any conflicts that may appear to exist from affecting ALTI’s voting. However, if a conflict of interest with respect to a proxy vote is identified, ALTI will not vote the proxy until it has been determined that the conflict of interest is not material or will take appropriate steps to resolve the conflict of interest. In assessing whether a conflict of interest is material and the steps to resolve the conflict, ALTI will consult with senior management, the Chief Compliance Officer, and, as appropriate, an independent consultant or outside counsel in order to act in the collective best interest of ALTI’s clients.

IV.     Recordkeeping and Reporting

ALTI is required to maintain records of proxies voted pursuant to Section 204(2) of the Advisers Act and Rule 204-2(c) thereunder. ALTI will maintain and make available to Clients for review a copy of its proxy voting policies and procedures, a record of each vote cast, and each written and verbal Client request for proxy voting records.

Proxy voting books and records are maintained by ALTI for five years. If requested in written form, the proxy voting history and policies and procedures shall be sent to a Client within five business days of such a request. To request a written copy, Clients, or their agents, may contact ALTI by writing to ALTI at 110 East 40th Street, Suite 803, New York, NY 10016.

PART C: OTHER INFORMATION

Item 25.     Financial Statements and Exhibits

(1) Financial Statements:

Initial financial statements are filed with this Amendment in the Statement of Additional Information.

(2) Exhibits

(a)(1) Agreement and Declaration of Trust of the Fund — (Exhibit incorporated herein by reference as filed as Exhibit (a)(1) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(a)(2) Certificate of Trust — dated October 4, 2018 — (Exhibit incorporated herein by reference as filed as Exhibit (a)(2) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on December 17, 2019, accession number 0001398344-19-022608

(a)(3) Certificate of Amendment to the Certificate of Trust February 24, 2023 — (Exhibit incorporated herein by reference as filed as Exhibit (a)(3) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(b) By-Laws — (Exhibit incorporated herein by reference as filed as Exhibit (b) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(c) Not applicable.

(d) See Exhibit (2)(a)(1) and Form of Subscription Agreement — (Exhibit incorporated herein by reference as filed as Exhibit (b) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on August 10, 2023, accession number 0001213900-23-065553

(e) Not applicable.

(f) Not applicable.

(g) Investment Advisory Agreement between Registrant and ALTI, LLC — (Exhibit incorporated herein by reference as filed as Exhibit (g) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(h) Form of Distribution Agreement between Registrant and UMB Distribution Services, LLC — (Exhibit incorporated herein by reference as filed as Exhibit (h) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(i) Not applicable.

(j)(1) Form of Custody Agreement between the Registrant and UMB bank NA — (Exhibit incorporated herein by reference as filed as Exhibit (j)(1) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(j)(2) Form of Escrow Agreement between the Registrant and UMB bank NA — (Exhibit incorporated herein by reference as filed as Exhibit (j)(2) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(k)(1) Form of Fund Administration and Accounting Agreement between Registrant and UMB Fund Services, Inc. — (Exhibit incorporated herein by reference as filed as Exhibit (k)(1) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

Amendment to Administration Agreement between Registrant and UMB Fund Services, Inc. — (Exhibit incorporated herein by reference as filed as Exhibit (k)(1) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on September 12, 2023, accession number 0001213900-23-176115

(k)(2) Form of Transfer Agency Agreement between the Registrant and UMB Fund Services, Inc. — (Exhibit incorporated herein by reference as filed as Exhibit (k)(2) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(k)(3) Form of Expense Limitation Agreement between Registrant and ALTI, LLC — (Exhibit incorporated herein by reference as filed as Exhibit (k)(3) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(k)(4) Form of Expense Reimbursement Agreement between Registrant and ALTI, LLC — (Exhibit incorporated herein by reference as filed as Exhibit (k)(4) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(k)(5) Form of Services Agreement for Principal Financial Officer — (Exhibit incorporated herein by reference as filed as Exhibit (k)(5) to Registrant’s Registration Statement on Form N-2 via EDGAR on August 4, 2023, accession number 0001213900-23-063548

(k)(6) Form of Compliance Services Agreement for Chief Compliance Officer — (Exhibit incorporated herein by reference as filed as Exhibit (k)(6) to Registrant’s Registration Statement on Form N-2 via EDGAR on August 4, 2023, accession number 0001213900-23-063548

(k)(7) Copy of Completed Subscription Agreement for initial investment of $100,000.00 — (Exhibit incorporated herein by reference as filed as Exhibit (l) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on August 16, 2023, accession number 0001213900-23-068788

(l) Opinion and Consent of Mayer Brown, LLP — (Exhibit incorporated herein by reference as filed as Exhibit (l) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(m) Not applicable.

(n) Consent of Independent Registered Public Accounting Firm — filed with this amendment.

(o) Not applicable.

(p) Not applicable.

(q) Not applicable.

(r)(1) Form of Rule 17j-1 Code of Ethics of the Registrant — (Exhibit incorporated herein by reference as filed as Exhibit (r)(1) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

(r)(2) Code of Ethics of the investment adviser, ALTI LLC — (Exhibit incorporated herein by reference as filed as Exhibit (r)(2) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on May 26, 2023, accession number 0001213900-23-043445

Item 26.     Marketing Arrangements

Not applicable.

Item 27.     Other Expenses of Issuance and Distribution of Securities Being Registered

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fees	$130
Printing	$13,500
Accounting fees and expenses	$49,000
Legal fees and expenses	$494,000
Blue Sky Fees	$4,000
Total	$560,630

Item 28.     Persons Controlled by or Under Common Control with Registrant

ALTI Private Equity Access and Commitments Fund and ALTI, LLC may be considered to be under common control with the Registrant.

Item 29.     Number of Holders of Securities

Record holders of shares: 1

Item 30.     Indemnification

Reference is made to Article 8 of Registrant’s Agreement and Declaration of Trust filed as Exhibit (2)(a)(2) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Adviser, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the Adviser, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the Adviser, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Registrant hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect. Registrant, in conjunction with the Adviser and Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which Registrant itself is not permitted to indemnify.

Item 31.     Business and other Connections of the Investment Adviser

Information as to the directors and officers of ALTI, LLC, the Registrant’s investment adviser (“Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-118028) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Item 32.     Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant, (2) the Registrant’s Investment Adviser and Servicing Agent, (3) the Registrant’s Custodian, and (4) the Registrant’s Administrator. The address of each is as follows:

(1) ALTI Private Equity Access and Commitments Fund
110 East 40th Street, Suite 803
New York, NY 10016

(2) ALTI, LLC
110 East 40th Street, Suite 803
New York, NY 10016

Item 33.     Management Services

Not applicable.

Item 34.     Undertakings

The Fund hereby undertakes to file a post-effective amendment with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 as amended (the “1933 Act”), as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York on the 13th day of November 2023.

ALTI Private Equity Access and Commitments Fund
(Registrant)
/s/ Joseph Bonvouloir
Joseph Bonvouloir
President and Principal Executive Officer

Pursuant to the requirements of the 1933 Act, this Amendment to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

		Signatures	Title	Date
(1)		Principal Executive Officer	Chairman & Director	November 13, 2023
	By:	/s/ Joseph Bonvouloir
Joseph Bonvouloir
(2)		Principal Financial Officer	Treasurer & Principal Accounting Officer	November 13, 2023
	By:	/s/ Madeline Arment
Madeline Arment
(3)		Board of Directors	Independent Trustee	November 13, 2023
/s/ Michael Singer
Michael Singer
(4)		Board of Directors	Independent Trustee	November 13, 2023
	By:	/s/ Jeffrey Gary
Jeffrey Gary
(5)		Board of Directors	Independent Trustee	November 13, 2023
	By:	/s/ Maureen O’Toole
Maureen O’Toole

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